Form 10-K, Exhibit 13
period 1993-12-31
WESTMORELAND COAL CO
filed 1994-04-15
CIK 106455

INDEX TO FINANCIAL CONTENTS


Management's Discussion and Analysis of
   Financial Condition and Results of Operations            38
Five-Year Review                                            54
Consolidated Balance Sheets                                 56
Consolidated Statements of Income                           58
Consolidated Statements of Shareholders' Equity             59
Consolidated Statements of Cash Flows                       60
Summary of Significant Accounting Policies                  62
Notes to Consolidated Financial Statements                  66
Market Information on Capital Stock                        109













MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS


Years Ended December 31, 1993, 1992 and 1991
Liquidity and Capital Resources

Cash provided by operating activities totalled $34,130,000 and $4,944,000 in 1993 and 1992, respectively, compared with cash used by operating activities of $2,456,000 in 1991. Cash provided by operating activities increased substantially in 1993 as compared to 1992 despite a $97,646,000 net loss for 1993. $79,250,000 of the charges related to the write-off of the carrying value of certain mining operations and coal reserves along with provisions for the termination of certain coal operations and personnel recognized in 1993 had no cash impact in 1993. $39,472,000 of these charges are non-cash and are related to the book value of assets written down and the remainder is related to accruals for shut down costs such as employee related costs, reclamation costs and operating losses which will be funded over future years. Approximately $9,000,000 of the accruals will be funded in 1994, $5,000,000 in 1995 and the remainder in 1996 and beyond. The longer term accruals relate to postretirement medical benefits to be funded over the lifetime of the beneficiaries. Also included in 1993's net loss was $10,527,000 of non-cash charges resulting from the adoption of Statement of Financial Accounting Standards No. 106, "Employers' Accounting For Postretirement Benefits Other than Pensions" ("SFAS 106") in January 1993. The improvement in 1993's cash flow from operating activities is the result of an aggressive working capital management effort, particularly in the area of trade receivables which decreased $17,199,000, net of allowances for doubtful accounts and inventories which decreased $5,596,000, comparing December 31, 1993 to December 31, 1992. Westmoreland Coal Company (the "Company" or "Westmoreland") is actively evaluating its business relationships which require investments in working capital and eliminating those with marginal returns in order to conserve cash.

Cash used in investing activities was $9,769,000, $43,711,000 and $13,813,000 in 1993, 1992 and 1991 respectively. During 1993, 1992 and 1991 the Company invested $8,298,000, $33,729,000 and
$14,975,000 respectively, in capital assets. These amounts include capital lease obligations of $108,000, $35,000 and $152,000 in 1993, 1992 and 1991, and $3,883,000 of assets subsequently sold and leased back under an operating lease in 1993 to finance new equipment. Of the total capital expenditures in 1993, approximately $3,500,000 were for expansion of production capacity and approximately $4,800,000 were for sustaining capital. In 1992, capital expenditures included infrastructure construction to support a new longwall mining system at the Pierrepont Mine in Virginia and a new coal preparation plant at Criterion. The Company had no investment requirements in 1993 for its cogeneration projects. In 1992 it invested $9,641,000 in cogeneration projects. The Company plans to invest approximately $11,500,000 in capital assets in 1994 of which approximately $4,800,000 will be for expansion of production capacity and $6,700,000 will be for sustaining capital. For information regarding future investments in and capital requirements for cogeneration and independent power facilities. (See Note 6 to the Consolidated Financial Statements.)

The Company's principal credit facilities have an outstanding balance at December 31, 1993 of $51,385,000 and have final maturities in July 1994. As a result of the losses incurred in the fourth quarter of 1993, the Company is not in compliance with certain of the financial covenants contained in these credit facilities. The Company is engaged in negotiations with the institutions participating in these facilities to cure the defaults. (See Liquidity Outlook and Note 1 to the Consolidated Financial Statements for additional details.)

Cash used in financing activities was $10,783,000 and $13,337,000 in 1993 and 1991, respectively, as compared to cash provided by financing activities of $35,656,000 in 1992. These amounts include payments to reduce existing debt in 1993, 1992 and 1991, and the proceeds from the preferred stock offering and additional borrowings in 1992. Preferred dividends in the amount of $4,888,000 and $1,140,000 were paid in 1993 and 1992 respectively.
Dividends paid to common shareholders were $2,433,000 and $2,640,000 in 1992 and 1991 respectively.

The Company's total debt to capitalization ratio (total debt, including current portion of long-term debt, divided by the sum of total debt, including current portion of long-term debt, minority interest and shareholders' equity) was 51% at December 31, 1993 and 27% at December 31, 1992. This increase is due to the large net loss in 1993 which reduced shareholders' equity.

The Company's cash and cash equivalents at December 31, 1993 totalled $24,262,000. At December 31, 1992, cash and cash equivalents totalled $10,749,000. None of the cash and cash equivalents was restricted as to use or disposition. The Company's current ratio was .94 at December 31, 1993 down from 1.49 at December 31, 1992. The decrease is due to the accrual for postretirement medical benefits under SFAS 106 and the reclassification of the Company's borrowings under its Amended and Restated Revolving Credit Agreement, dated April 15, 1993 (the "Amended Revolver") to current portion of long-term debt. The Company has also classified the long-term portion, $10,350,000, of its 10% senior unsecured notes (the "10% Notes") to current portion of long-term debt due to the maturity date being amended to July 1994 from July 1998 as a result of a negotiation to resolve certain covenant violations as of September 30, 1993.

Preferred stock dividends at a rate of 8.5% per annum have been paid quarterly since the third quarter of 1992. The last quarterly preferred stock dividend was declared on February 25, 1994 and was paid on April 1, 1994. The continuation of payment of preferred stock dividends is at the discretion of the Company's board of directors. However, there are statutory restrictions limiting the payments of preferred dividends under Delaware law, the state in which the Company is incorporated. Under Delaware law, the Company is only permitted to pay dividends either: (1) out of surplus, surplus being the amount of shareholders' equity in excess of the par value of the Company's two classes of stock; or (2) in the event of no surplus, out of net profits for the fiscal year in which a dividend is declared (or out of net profits from the preceding fiscal year), but only to the extent that equity exceeds par value of preferred stock ($575,000). The combined par value of the Company's preferred and common stocks is $17,964,000.

Common stock dividend payments are restricted by covenants under the Company's loan agreements. Currently the Company is not able to pay common stock dividends based on these restrictive covenants.

Liquidity Outlook

As of December 31, 1993, Westmoreland was not in compliance with certain of the financial covenants contained in the Amended Revolver maturing July 1994, the 10% Notes due July 1994 the Company's Guarantee Obligation (the "DTA Guaranty") in connection with a $26,560,000 letter of credit expiring in July 1994 and related to the financing of a portion of the Dominion Terminal Associates coal export terminal. Outstanding borrowings under the Amended Revolver and 10% Senior Notes total $24,825,000 at December 31, 1993.

The Company is engaged in negotiations with the institutions participating in these credit arrangements about waivers of these defaults, modifications of the financial covenants and restructuring of the facilities, including the extension of the maturities thereof pending possible asset sales.

In addition to the debt of $24,825,000 and the letter of credit for $26,560,000 maturing in July 1994, the Company has equity commitments related to cogeneration projects, currently projected to be $9,600,000, of which $1,050,000 was paid in March 1994 and the balance is payable in September 1994 and $15,392,000 payable in December 1994 and a related payment of $4,750,000 payable on April 29, 1994. The Company has offered for sale its cogeneration and independent power business, Westmoreland Energy, Inc. ("WEI") and is currently in negotiations on such a transaction. If successful, the proceeds are anticipated to be adequate to cover the credit facility obligations maturing in July 1994 and satisfy the above equity commitments. In addition the Company has been conducting a strategic review of its coal mining and related operations which has already resulted in the write-off and planned closure of certain mining operations and coal reserves and which could result in the divestment of certain coal properties. Substantially all of the net proceeds of any asset sale will be utilized to pay down outstanding obligations until obligations under these credit facilities are discharged and to collateralize outstanding surety bonds(See Note 8 to the Consolidated Financial Statements).

The Company expects the required waivers of its covenant defaults to be obtained from the affected creditors, and that the credit facilities will be restructured in a manner that will delay the July 1994 maturities to accommodate the possible sale of WEI and other assets. Although this outcome is expected, there can be no assurance that the necessary credit facility modifications can be obtained or that a sale of assets will be accomplished or, if accomplished, will produce sufficient proceeds to discharge the Company's obligations. If the credit facility modifications cannot be obtained, and if the creditors elect to accelerate the Company's debt, the Company would not have sufficient cash to meet its obligations.

One of the provisions of the Retiree Medical Act of 1992 (See Note 10 to the Consolidated Financial Statements) is to make wholly owned subsidiaries of the Company secondarily liable for the funding of medical benefits for UMWA retirees who are retired or will retire through September 1994. It is not known what the potential implications of this provision might be in connection with the Company's efforts to sell WEI or the possible sale of coal properties.




RESULTS OF OPERATIONS:
1993 Compared to 1992
                                                1993     1992
                                               (in thousands)

Coal Operations:
   Virginia Division                      $ (24,630) $ (9,332)
   Hampton Division                         (42,266)     (966)
   Criterion Coal Co.                        10,289     6,492
   Westmoreland Resources, Inc.               3,152     5,910
   West Virginia - Idled Operations         (29,773)   (4,309)
   Other Coal                               (11,021)  (32,737)
   Total Coal                               (94,249)  (34,942)

Other Operations                                214      (384)

Income (loss) from
       continuing operations              $ (94,035) $(35,326)


Tons sold (in thousands) and average revenue per ton sold for 1993 and 1992 were as follows:

                                               1993      1992

     Virginia Division                        4,913     4,752
     Hampton Division                         1,561     1,745
     Criterion Coal Co.                       1,853     1,786
     Westmoreland Resources, Inc.             3,224     3,491
     Total Westmoreland Operations           11,551    11,774
     For Others                 .             5,136     7,606

     Total tons sold                         16,687    19,380

     Own Operations-Inland                   11,136    10,722
     Own Operations-Export                      415     1,052
     For Others-Inland                        2,261     3,845
     For Others-Export                        2,875     3,761

     Total                                   16,687    19,380

     Average revenue per ton sold           $ 27.66   $ 27.53



Summary

Operations incurred a loss of $94,035,000 for 1993 compared to a loss of $35,326,000 for 1992. The most significant item in 1993 being $79,250,000 of unusual charges related to the write-off of the carrying value of certain mining operations and coal reserves along with provisions for the termination of certain operations and personnel. These charges result from the Company's continuing strategic review of its mining operations in light of projected costs, prices and demand.
Of the $79,250,000 of charges, $43,158,000 is for the planned discontinuation in the second quarter of 1994 of most of the Hampton Division's operations; $20,000,000 is related to the write-off of the Triangle mine complex idled since the early 1980's and classified within West Virginia - Idled Operations; and $16,092,000 is for the planned closedown in late 1994 of the Wentz mine complex and the write-off of certain other assets within the Virginia Division(See Note 2 to the Consolidated Financial Statements).

Also impacting 1993 results was an additional $9,250,000 accrual above the anticipated expense level of approximately
$5,475,000, for Virginia Division workers' compensation liabilities resulting from a further reassessment of obligations related to continuing operations.

The final major variance in 1993 is the impact of SFAS 106 which was adopted in January 1993. As a result of SFAS 106, the Company incurred an increase of $10,527,000 of non-cash charges in 1993 as compared to 1992.

Income from operations for 1992 also included a number of charges totalling $34,610,000. $20,489,000 was related to loans and a guarantee obligation and other related items on behalf of Adventure Resources, Inc. ("Adventure") a coal supplier, that filed for bankruptcy. The Company also increased reserves for potentially uncollectible trade receivables and additional reclamation costs by $7,747,000 and $2,074,000 respectively. An additional $3,900,000 was accrued for a change in estimates of previously established workers' compensation obligations and a $400,000 valuation adjustment was made to its mining supplies inventories.

Excluding the unusual items mentioned above from both years, results from operations for 1993 would have been income of $4,992,000 as compared to a loss of $716,000 for 1992.


Virginia Division
The Virginia Division incurred losses in 1993 totalling
$24,630,000 as compared to $9,332,000 in 1992.

- -  Included in 1993's results were unusual charges totalling
$16,092,000(See Note 2 to the Consolidated Financial
Statements).

- - In connection with the continuing review of the Virginia Division, which has resulted in the closure of high cost operations and reduction in manpower, the Company engaged a consulting firm in 1992 to assess its exposure to workers' compensation claims. As a result, the Company increased its workers' compensation accruals in 1992. With the advice of the outside consultant and the further case history development in 1993, the Company recognized a need for an additional $9,250,000 adjustment, above the $5,475,000 which was anticipated for the year, in the fourth quarter of 1993. As a result of this further reassessment, total workers' compensation expense for the Virginia Division in 1993 was $14,725,000, an increase of $3,625,000 over 1992 which was
$11,100,000.

- - The adoption of SFAS 106 increased expenses in the Virginia Division by $6,173,000 in 1993 compared to 1992.

- - Finally, the Duke Power Company contract price was reduced in 1993 under a market reopener, which resulted in decreased revenues and earnings of $7,100,000.

Excluding all of the above items, the Virginia Division's
1993 earnings would have been a profit of approximately
$8,360,000 compared to loss of $9,332,000 in 1992
representing a $17,692,000 improvement in operating
efficiency over 1992.  This improvement is mainly
attributable to increased productivity levels and better
mining conditions.  Also, the Pierrepont mine had its
longwall mining system in place for the entire year    of
1993 compared to 1992 when it was only operational in the fourth quarter.

Hampton Division
The Hampton Division lost $42,266,000 in 1993 compared to a loss of $966,000 in 1992.

- - Included in the 1993 loss were unusual charges of $43,158,000(See Note 2 to the Consolidated Financial
Statements).

- - Also included in 1993's losses were the increased expenses related to SFAS 106 totalling $652,000.

- - 1992's losses are mainly attributable to environmental costs of $946,000 related to the treatment of water being discharged from a closed mine.

Criterion Coal Company
Criterion Coal Company profits improved by $3,797,000 in 1993. Profits for 1993 were $10,289,000 as compared to $6,492,000 in 1992. Operating costs at Criterion have been reduced as a result of its new preparation plant becoming operational in the first quarter of 1993. The increased profitability is also attributable to a higher average revenue per ton, due to tons sold under contract that were previously sold on the spot market.

Westmoreland Resources, Inc.
Westmoreland Resources, Inc. had profits totalling $3,152,000 in 1993 as compared to $5,910,000 in 1992. Included in 1993 was a settlement of a coal severance tax dispute between WRI and the state of Montana which decreased earnings by $900,000. Included in 1992's earnings was income from a settlement of a dispute with a customer totalling $3,000,000. Net of the above non-recurring items, operating profits for 1993 improved by $1,142,000.

West Virginia - Idled Operations
West Virginia - Idled Operations consists of costs associated with mining operations in West Virginia which have been idled or disposed of. In 1993 these operations had costs totalling $29,773,000 versus costs of $4,309,000 in 1992. Included in
1993 were $20,000,000 of unusual charges for the write-off of the partially developed Triangle Mine Complex(See Note 2 to the Consolidated Financial Statements). Also impacting West Virginia - Idled Operations in 1993 was $2,730,000 of incremental postretirement medical expense resulting from the adoption of SFAS 106 in 1993 and $2,400,000 of charges related to retirees, which in previous years had been allocated to the Company's active mining operations.

Other Coal
Other Coal operations, which include corporate expense, the coal brokering activities of Westmoreland Coal Sales Company and the operations of Pine Branch Mining Co., lost $11,021,000 in 1993 as compared to a loss of $32,737,000 in
1992. 1992's losses include $20,489,000 of charges related to loans and a guarantee obligation and other related items on behalf of Adventure. Also included in 1992 was an increase in the reserves for potentially uncollectible trade receivables and reclamation costs in the amounts of $7,747,000 and $2,074,000, respectively. In the third quarter of 1993, the Company reduced its work force by 32 people at its Corporate office and Westmoreland Coal Sales Company. The Company accrued $1,700,000 in severance and other expenses related to this work force reduction. Also impacting 1993's losses is a 32% reduction in the volume of tons sold for other mining companies. This reduction in volume is primarily due to the closing of two mines in the second quarter of 1992 by Adventure, the cessation of operations in January 1993 of another West Virginia coal producer, for which the Company acted as sales agent, and a depressed export market. These lower sales levels are expected to continue.

Other Operations
Other Operations, which includes the results of Cleancoal Terminal Company ("Cleancoal"), the rail-to-barge transloading and ground storage facility located on the Ohio River in Kentucky, and some minor non-coal related transactions reported income of $214,000 in 1993 as compared to a loss of $384,000 for 1992. Cleancoal experienced a 17% increase in tons transloaded over 1992, resulting in a loss of $126,000 compared to a loss of $854,000 in 1992.

Other Accounts
Interest expense increased $796,000 or 19% in 1993 due to interest payments being made on a $8,864,000 loan being guaranteed by the Company on behalf of Adventure.

Interest income increased $135,000, or 22%, due to higher overall investments.

Other income in 1993 reflects increased income from scrap sales and royalties.

Income taxes in 1993 and 1992 principally reflected the provision for WRI, which is not consolidated with the Company for Federal income tax purposes, and alternative minimum tax and state taxes related to the Company's other operations. Also included in 1993 was a $683,000 benefit related to the settlement of a state income tax dispute.

Discontinued Operations - Cogeneration

The Company's cogeneration business unit, WEI, was offered for sale by the Company in 1993 and is being accounted for as a discontinued operation(See Note 6 to the Consolidated
Financial Statements).

WEI's income from operations in 1993 was $805,000, which includes $2,000,000 gain recognized from the sale of a portion of its interest in the Fort Lupton project. WEI's income from operations in 1992 was $1,679,000 which included $2,300,000 in development fees partially offset by a $1,500,000 reduction in the carrying value of an investment in a plant under development.

Inflation did not have a material impact on the Company's operations in 1993.

Trends and Uncertainties

There are a number of factors that may impact the future earnings of the Company. Based on information available to the Company at this time, the following factors or future actions have been identified for which the impact is uncertain but could be substantial:

- - On July 1, 1993, the Company,as part of the Independent Bituminous Coal Bargaining Alliance ("IBCBA") entered into an interim agreement with the United Mine Workers of America ("UMWA"). This agreement provided mechanisms for the Company and the UMWA at the local level to work together to reduce health care costs, to make more efficient use of the Company's assets, to recognize special local operating and competitive conditions, to provide flexibility in work and scheduling, to create incentive programs, recognize employees' skills and performance, to involve and integrate employees and the UMWA in the success of their mines and the Company, and to improve overall labor management relations. These features were retained in a five-year agreement that succeeds the interim agreement, and became effective as of December 1993 ("1994 Agreement").

- - The Company and the UMWA are in the process of implementing the health care cost reduction provisions of the 1994 Agreement. In addition, other steps are being taken at individual operations as part of the implementation of the 1994 Agreement which should make the Company's operations more competitive. The 1994 Agreement provides for a wage increase of $.50 per hour, retroactive to February 1, 1993. Employees will receive the retroactive portion of this wage increase in the form of an additional $.50 per hour until the retroactive portion is paid. The financial impact of the retroactive pay increase, $972,000, was accrued in 1993. The 1994 Agreement also provides for additional wage increases of $.40 per hour on December 16, 1994 and December 16, 1995, and the right to negotiate for wage increases in 1996 and 1997.

- - The Company makes payments into certain United Mine Workers' of America Benefit Trust Funds (the "Funds") including the Funds designed to pay medical benefits to employees who retired prior to 1976 and to those UMWA retirees whose companies are no longer in business (the "UMWA Retiree Medical Funds"). Prior to February 1993, the Company's contribution to UMWA Retiree Medical Funds were based on hours worked or tons produced. The Coal Industry Retiree Health Benefit Act of 1992 (the "Retiree Medical Act of 1992") significantly modified the funding of the UMWA Retiree Medical Funds (See Note 10 to the Consolidated Financial Statements for the method and amount of payments into these Funds.) The Company's liability for future funding obligations to the UMWA Retiree Medical Funds is estimated to be approximately $50,000,000, determined on a net present value basis. One of the provisions of the Retiree Medical Act of 1992 is to make wholly owned subsidiaries of the Company secondarily liable for the funding of medical benefits for UMWA retirees who are retired or will retire through September 1994. It is not known what the potential implications of these provisions might be in connection with the Company's efforts to sell WEI or the possible sale of coal properties.

- -    The Company is also continuing in its efforts to improve
the profitability and competitiveness of its Virginia
Division by steps such as the closing of the Wentz mine and preparation plant complex in 1994. However, subsequent to the expiration of two above-market sales contracts in April 1995 and July 1996, the ability of the Virginia Division to operate profitably will require coal price increases, operating cost reductions or some combination of the two.
Some industry experts are predicting price increases, and in cooperation with our work force we have made significant strides in addressing costs. However, it would be premature to predict the Virginia Division's ability to operate profitably at market prices after 1996 when its two major sales contracts will have expired.

- -    The continued consolidation of the coal industry along
with weakened market conditions have significantly impacted the Company's coal brokering operations. A significant portion of the Company's sales has historically been related to coal produced by smaller producers seeking to utilize the Company's expertise in the marketing of coal. In 1993, 5,136,000 tons of the total 16,687,000 tons sold by the Company were sold for other producers. Of the 5,136,000 tons sold for others, approximately 37% were produced by Adventure. Adventure filed for bankruptcy in December 1992. At this point in time, due to the Company's need to conserve working capital, it is unlikely that the current relationship with Adventure will be maintained and therefore sales volumes and margins could be reduced in the future.

- -    In 1992, the Financial Accounting Standards Board issued
Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" ("SFAS 112"). Under SFAS 112, the cost of benefits provided to former or inactive employees, after employment but before retirement, are required to be accrued. SFAS 112 requires an employer to record the cost of postemployment benefits that are probable and estimable either over the periods in which benefit accumulate or vests or when the event occurs. Adoption of SFAS 112 is effective for fiscal years beginning after December 15, 1993. At the time of adoption the entire estimated liability should be reported as a change in accounting principle; SFAS 112 does not offer a "phase in" method of adoption. The Company does not expect this statement to have a material impact on its earnings.


RESULTS OF OPERATIONS:
1992 Compared to 1991
Income (loss) from operations for 1992 and 1991 was as follows:

                                             1992           1991
                                               (in thousands)

     Coal Operations:
       Virginia Division                 $ (9,332)      $ (11,781)
       Hampton Division                      (966)         (5,508)
       Criterion Coal Co.                   6,492           6,319
       Westmoreland Resources, Inc.         5,910           4,198
       West Virginia - Idled Operations    (4,309)         (1,358)
       Other Coal                         (32,737)          2,627
       Total Coal                         (34,942)         (5,503)

     Other Operations                        (384)         (1,275)

     Income (loss) from
       continuing operations            $ (35,326)      $  (6,778)

Tons sold (in thousands) and average revenue per ton sold for 1992 and 1991 were as follows:

                                             1992           1991


     Virginia Division                      4,752          4,325
     Hampton Division                       1,745          1,543
     Criterion Coal Co.                     1,786          1,600
     Westmoreland Resources, Inc.           3,491          4,102
     Total Westmoreland Operations         11,774         11,570
     For Others                 .           7,606          9,057
     Total tons sold                       19,380         20,627

     Own Operations-Inland                 10,722         10,229
     Own Operations-Export                  1,052          1,341
     For Others-Inland                      3,845          4,560
     For Others-Export                      3,761          4,497

     Total tons sold                       19,380         20,627

     Average revenue per ton sold         $ 27.53        $ 27.38


Coal Operations
The Company's loss from coal operations in 1992 primarily reflects the effect of several material fourth quarter charges. These charges include reserves established for $20,489,000 related to loans and a guarantee obligation on behalf of Adventure. (See Note 7 to the Consolidated Financial Statements). The Company also increased reserves for potentially uncollectible trade receivables and additional reclamation costs by $7,747,000 and $2,074,000, respectively. An additional $3,900,000 was accrued in the fourth quarter for a change in estimates of previously established workers' compensation obligations and a $400,000 valuation adjustment was made to its mining supplies inventories.

The Company's loss from operations in 1992 also reflects the impact of a 6% decrease in total tons sold from 1991. This decline is due to a generally softened export market; the closing of two mines affiliated with Adventure and electric utility customers of WRI requiring lower tonnage due to the mild weather in their service areas in 1992.

Virginia Division
The Virginia Division incurred losses in 1992 totalling $9,332,000 compared to losses of $11,781,000 in 1991.
Production in Virginia's company-operated mines increased 20% in 1992 due largely to the startup of the longwall system at the Pierrepont Mine. The Bullitt Mine continued to face adverse geological conditions which began at the end of 1991; mining plans for the Bullitt Mine were altered during the year in order to minimize the effect of the conditions. A review of Virginia's previously established workers' compensation obligations began at the end of 1991 which resulted in an increased accrual in 1992 of $6,319,000 compared to 1991, including a $3,900,000 accrual in the fourth quarter of 1992.

Hampton Division
The Company's Hampton Division lost $966,000 in 1992 as compared to a $5,508,000 loss in 1991. 1991's losses included a $4,780,000 expense for reclamation of a surface mine abandoned by a contractor who went out of business. 1992's losses are mainly attributable to environmental costs of $946,000 related to the treatment of water being discharged from a closed mine.

Criterion and WRI
Criterion and WRI continued to achieve and exceed their 1992 earnings goals. WRI's 1992 earnings of $5,910,000, included $3,000,000 from a settlement of a dispute with a customer. Criterion's 1992 earnings increased slightly, over 1991's level, to $6,492,000.

West Virginia - Idled Operations
West Virginia - Idled Operations consists of costs associated with mining operations in West Virginia which have been idled or disposed of.

In 1992 the medical benefits paid to retired employees and their dependents increased $3,191,000 when compared to 1991. Costs of this type are included in the Company's provision for other postretirement benefits under SFAS 106 effective in 1993.

Other Coal
Other Coal operations, which include corporate expense, the coal brokering activities of Westmoreland Coal Sales Company and the operations of Pine Branch Mining Co., lost $32,737,000 in 1992 as compared to a profit of $2,627,000 in 1991. 1992's losses include $20,489,000 of charges related to loans and a guarantee obligation and other related items on behalf of Adventure, a coal supplier related to the Company's coal brokering activities. Also included in 1992 was an increase in the reserves for potentially uncollectable trade receivables and reclamation costs in the amount of $7,747,000 and $1,200,000 respectively.

Other Operations
The loss from other operations decreased primarily due to decreased losses from the Company's joint venture through a subsidiary with Stinnes Coal Company, Inc. Although Cleancoal, the rail-to-barge transloading and ground storage facility located on the Ohio River in Kentucky, experienced a less than 1% decrease in tons transloaded, its loss from operations increased $115,000, or 16%. This was largely due to increased costs due to customer mix.

Other Accounts
Interest income decreased $1,097,000, or 65%, due to lower overall investments and lower interest rates.

Other income in 1992 included a $358,000 increase from the reversal of a provision for franchise tax established in a prior year. Other income in 1991 was reduced by the write-off of a $500,000 investment in a firm engaged in coal research and development activities.

Income taxes in 1992 principally reflected the provision for WRI, which is not consolidated with the Company for Federal income tax purposes, and alternative minimum tax and state taxes.

Discontinued Operations - Cogeneration

Income from the Company's cogeneration business unit, WEI, increased substantially in 1992. This increase is directly attributable to the commencement of operations of three plants in 1992: Southampton, Altavista and Hopewell.
Cogeneration income also included $2,300,000 in development fees partially offset by a $1,500,000 reduction in the carrying value of WEI's investment in a plant under development.

Inflation did not have a material impact on the Company's operations in 1992.








Westmoreland Coal Company and Subsidiaries
Five-Year Review
                                            1993    1992      1991   1990*   1989*
Consolidated Income Statements
(in thousands)
Revenue -Coal                                     $461,593  $533,473   $564,823  $548,853 $549,755
        -Other (1)                                   3,662     2,816      2,252     2,246   50,281
         Total revenues                            465,255   536,289    567,075   551,099  600,036

Cost and expenses                                  480,040   571,615    573,853   534,250  580,615
Unusual charges (1993)/Gain on sales
  of assets, net (1990, 1989) (2)                  (79,250)      -          -       1,339      167
Income (loss) from continuing operations           (94,035)  (35,326)    (6,778)   18,188   19,588
Interest expense                                     4,934     4,138      4,390     4,700    9,634
Interest and other income                            2,231     1,466      1,887     4,718    4,311
Income (loss) from continuing operations before
  income taxes and minority interest               (96,738)  (37,998)    (9,281)   18,206   14,265
Income taxes                                         1,385     3,495      2,753     3,064      984
Minority interest (3)                                  748     1,543      1,120     2,007    1,654
Net income (loss) from continuing operations       (98,871)  (43,036)   (13,154)   13,135   11,627
Net income (loss) from discontinued operation (4)    1,225     2,012       (248)     (606)    (153)
Net income (loss)                                  (97,646)  (41,024)   (13,402)   12,529   11,474
Less preferred stock dividend (5)                    4,888     2,362        -          -        -
Net income (loss) from continuing operations
 available to common shareholders                 (102,534)  (43,386)   (13,402)   12,529   11,474

Common Stock Information
(in thousands except per share data)

Income (loss) from continuing operations
  available to common shareholders                $ (14.92)  $ (5.94)   $ (1.59)   $ 1.58    $1.41
Income (loss) from discontinued operation
  available to common shareholders                     .18       .26       (.03)     (.07)    (.02)
Income (loss) available to common shareholders      (14.74)    (5.68)     (1.62)     1.51     1.39
Dividends declared per common share                     -        .32        .32       .32       -
Weighted average number of common
  and common equivalent shares (6)                   6,954     7,635      8,250     8,296    8,250

Balance Sheet Data
(in thousands)

Working capital (deficit) (7)                    $  (5,839) $ 33,650  $  42,215  $ 60,854 $ 59,510
Net property, plant and equipment (2)              146,450   204,051    193,155   201,130  209,316
Total assets (2)                                   265,498   324,625    320,724   338,090  345,356
Total debt                                          44,034    53,191     38,352    47,076   55,764
Shareholders' equity (2)                            31,790   134,477    144,279   160,462  150,739
Additions to property, plant and equipment           8,298    33,729     15,766    15,243    7,494
Percentage of debt to capitalization                    51%      24%        16%       18%      22%

* Certain amounts have been reclassified to conform with current classifications.


(1) In 1989, the Company sold Central Supply Company.

(2) In 1993, the Company recorded unusual charges related to the write-off of the carrying value of certain mining operations and coal reserves along with provisions for the termination of certain coal operations and personnel. (See
Note 2 to the Consolidated Financial Statements.)

	In 1990, the Company released, to a wholly owned subsidiary of Penn Virginia, its rights in certain coal reserves in Virginia in exchange for cash resulting in a gain of $950,000. In 1990, the Company also reported a gain of $389,000 in connection with its sale of Central Supply.
The gain was the net of the curtailment of Central Supply's pension plan and certain expenses related to the sale.

	In 1989, the Company released, to a wholly owned subsidiary of Penn Virginia, its rights in certain coal reserves and a surface loading facility in Virginia in exchange for cash and the release of certain claims and demands resulting in a gain of $1,883,000. In 1989, the Company also established provisions in the amount of $1,610,000 for the valuation of assets relating to its mining operations in Virginia and recorded an immaterial loss relating to the sale of Central Supply.

(3) Reflects the 40% interest in Westmoreland Resources, Inc.
not owned by the Company.

(4) Westmoreland Energy, Inc. has been offered for sale by the Company and is being accounted for as a discontinued operation. (See Note 6 to the Consolidated Financial
Statements.)

(5) On July 1, 1992, the Company issued 575,000 shares of
Preferred Stock previously authorized. Two quarterly dividends at 8.5% per annum were declared in 1992 and four quarterly dividends in the same amount in 1993. (See Note
3 to the Consolidated Financial Statements.)

(6) In 1993, the Company issued 1,066 common shares.

	In 1992, the Company purchased 1,295,589 of its own shares from Penn Virginia and in December 1992 retired the shares.

(7) The decrease in working capital from 1992 to 1993 resulted from the reclassification of long-term debt to current, the adoption of SFAS 106 and the accruals for mine closure costs, all in 1993.

Westmoreland Coal Company and Subsidiaries
CONSOLIDATED BALANCE SHEETS

December 31,                                                   1993         1992
                                                                (in thousands)
Assets
Current assets:
   Cash and cash equivalents                               $24,262       $10,749
   Receivables:
     Coal sales                                             52,087        72,439
     Notes                                                   2,612         3,382
     Other                                                   1,911         2,143
                                                            56,610        77,964
     Less allowance for doubtful accounts                    6,296         9,203
                                                            50,314        68,761
   Inventories:
     Coal                                                   10,293        15,743
     Mine supplies                                           5,763         5,909
                                                            16,056        21,652
   Other current assets                                      4,609           903
        Total current assets                                95,241       102,065

Net assets of discontinued operation held for sale          12,972           -

Property, plant and equipment:
   Land and mineral rights                                  32,838        58,629
   Plant and equipment                                     338,839       357,392
                                                           371,677       416,021
   Less accumulated depreciation and depletion             225,227       211,970
                                                           146,450       204,051
Investment in cogeneration                                     -          11,736
Other assets                                                10,835         6,773

        Total Assets                                     $ 265,498     $ 324,625

See accompanying Summary of Significant Accounting Policies and
  Notes to Consolidated Financial Statements.

December 31,                                            1993        1992
                                            (in thousands except share data)
Liabilities and Shareholders' Equity
Current liabilities:
   Current installments of long-term debt           $ 28,101     $ 6,663
   Accounts payable and accrued expenses:
     Trade                                            22,080      32,203
     Taxes, other than taxes on income                 5,757       4,687
     Payroll                                           2,739       2,303
     Workers' compensation                             5,675       3,957
     Postretirement medical costs                      9,185         -
     Other                                            22,829      14,523
                                                      68,265      57,673

   Preferred dividends payable                         1,222       1,222
   Taxes on income                                     2,992       2,357
   Deferred income taxes                                 500         500
         Total current liabilities                   101,080      68,415
Long-term debt                                        15,933      46,528
Accrual for pneumoconiosis benefits                   17,475      19,522
Accrual for workers' compensation                     20,782      12,413
Accrual for postretirement medical costs              28,105          -
Other liabilities                                     25,242      17,714
Deferred income taxes                                 14,373      15,226

Minority interest                                     10,718      10,330

Commitments and contingent liabilities

Shareholders' equity:
   Preferred stock of $1.00 par value
     Authorized 5,000,000 shares:
          Issued 575,000 shares                          575         575
   Common stock of $2.50 par value
     Authorized 20,000,000 shares;
          Issued 6,955,477 shares at 12/31/93
          Issued 6,954,411 shares at 12/31/92         17,389      17,386
   Other paid-in capital                              94,651      94,807
   Retained earnings (deficit)                       (80,825)     21,709
      Total shareholders' equity                      31,790     134,477

      Total Liabilities and Shareholders' Equity   $ 265,498     324,625


Westmoreland Coal Company and Subsidiaries
Consolidated Statements of Income
Years Ended December 31,                             1993        1992*     1991*
                                           (in thousands except per share data)
Revenues:
   Coal                                          $461,593    $533,473  $564,823
   Other                                            3,662       2,816     2,252
                                                  465,255     536,289   567,075
Cost and expenses:
   Cost of coal sold                              430,737     496,169   525,277
   Cost of sales-other                              2,337       2,036     2,371
   Depreciation, depletion and amortization        21,440      22,539    23,107
   Selling and administrative                      25,783      21,816    22,991
   Provision for doubtful accounts                   (257)     29,055       107
                                                  480,040     571,615   573,853

Unusual charges                                   (79,250)          -         -
Income (loss) from continuing operations          (94,035)    (35,326)   (6,778)
Interest expense                                    4,934       4,138     4,390
Interest income                                       738         603     1,700
Other income                                        1,493         863       187
Income (loss) before income taxes and
  minority interest                               (96,738)    (37,998)   (9,281)
Income taxes                                        1,385       3,495     2,753
Minority interest                                     748       1,543     1,120
Net income (loss) from continuing operations      (98,871)    (43,036)  (13,154)
Net income (loss) from discontinued operation,
  net of taxes                                      1,225       2,012      (248)
Net income (loss)                                 (97,646)    (41,024)  (13,402)
Less preferred stock dividend                       4,888       2,362         -

Net income (loss) available to common
  shareholders                                 $ (102,534)   $(43,386) $(13,402)

Net income (loss) per share available to
  common shareholders:
  Continuing Operations                        $   (14.92)   $  (5.94) $  (1.59)
  Discontinued Operation                              .18         .26      (.03)
  Total                                            (14.74)      (5.68)    (1.62)

Weighted average number of common
  shares outstanding                                6,954       7,635     8,250

* Certain amounts have been reclassified to conform with current classifications.

See accompanying Summary of Significant Accounting Policies and Notes to Consolidated Financial Statements.

Westmoreland Coal Company and Subsidiaries
Consolidated Statements of Shareholders' Equity
Years Ended December 31, 1991, 1992 and 1993
                                     Class A
                                   Convertible
                                  Exchangeable                  Retained
                                    Preferred  Common  Paid-In  Earnings
(in thousands except per share)      Stock     Stock   Capital  (Deficit)  Total
Balance at January 1, 1991           $     -   20,625   56,267   83,570  160,462
   Net loss                                                     (13,402) (13,402)
   Cash dividends paid:
     Common stock ($.32 per share)                               (2,640)  (2,640)
   Incentive Stock Option transactions                    (141)             (141)

Balance at December 31, 1991               -   20,625   56,126   67,528  144,279
   Net loss                                                     (41,024) (41,024)
   Net proceeds from issuance
     of Preferred stock                   575           53,953            54,528
   Cash dividends paid:
     Common stock ($.32 per share)                               (2,433)  (2,433)
     Preferred stock (8.5% per annum
         for six months)                                         (2,362)  (2,362)
   Purchase of treasury stock (1)              (3,239) (15,257)          (18,496)
   Incentive Stock Option transactions                     (15)              (15)
Balance at December 31, 1992              575  17,386   94,807   21,709  134,477
Net loss                                                        (97,646) (97,646)
Cash dividends paid:
   Preferred stock (8.5% per annum)                              (4,888)  (4,888)
Other                                               3     (156)             (153)
Balance at December 31, 1993         $    575  17,389   94,651  (80,825)  31,790

   (1)  Treasury shares (1,295,589) were retired by the Company in December 1992.


See accompanying Summary of Significant Accounting Policies and Notes to Consolidated Financial Statements.

Westmoreland Coal Company and Subsidiaries
Consolidated Statements
of Cash Flows
Years Ended December 31,                              1993      1992*     1991*
                                                          (in thousands )
Cash flows from operating activities:
 Net income (loss)                                $(97,646) $(41,024) $(13,402)
 Adjustments to reconcile net income to net
   cash provided (used) by operating activities:
    Unusual charges                                 79,250        -         -
    Depreciation, depletion and amortization        21,440    22,539    23,107
    (Increase) decrease in deferred
      income taxes                                    (853)      766      (482)
    Decrease in accrual for pneumoconiosis benefits (2,047)   (1,979)   (1,443)
    Minority interest in WRI income                    748     1,543     1,120
    (Increase) decrease in customers' accounts
      receivable  net of allowance for doubtful
      accounts                                      17,199     3,140   (13,558)
    (Increase) decrease in other receivables           476     3,680    (2,299)
    (Increase) decrease in inventories               5,596     5,403    (4,264)
    Increase (decrease) in trade payables           (9,828)   (9,928)   12,732
    Increase (decrease) in other accounts payable
      and accrued expenses                           4,935     5,177    (6,226)
    Increase in income taxes payable                   635       472       552
    Increase in accrual for postretirement
      medical costs                                 18,738       -         -
    Increase in long-term accruals                   3,103    16,395     1,093
    Other                                           (7,616)   (1,240)      614

  Net cash provided (used) by operating activities  34,130     4,944    (2,456)

Cash flows from investing activities:
   Fixed asset additions                            (8,078)  (33,662)  (15,559)
   Decrease in long-term investments                   347     2,333     1,544
   Proceeds from sales of investments and assets       253       275       189
   (Increase) decrease of net assets held for sale  (2,291)  (12,657)       13

  Net cash used in investing activities             (9,769)  (43,711)  (13,813)

Cash flows from financing activities:
   Proceeds from sale/leaseback                      3,883       -          -
   Proceeds from long-term debt                         -     14,500        -
   Repayment of long-term debt                      (9,330)   (8,468)   (8,863)
   Net proceeds from issuance of preferred stock        -     54,528        -
   Purchase of treasury shares                          -    (18,496)       -
   Dividends paid to shareholders                   (4,888)   (3,573)   (2,640)
   Dividends paid and other adjustments relative
    to minority shareholders                          (360)   (2,809)   (1,680)
   Other                                              (153)      (15)     (141)

  Net cash provided (used) in financing activities (10,848)   35,667   (13,324)

  Net increase (decrease) in cash and cash
    equivalents                                     13,513    (3,100)  (29,593)
Cash and cash equivalents, beginning of year        10,749    13,849    43,442
Cash and cash equivalents, end of year            $ 24,262  $ 10,749  $ 13,849

Supplemental disclosures of cash flow information:

Cash paid during the year for:
  Interest                                        $  5,152  $  4,057  $  4,416
  Income taxes, net                                  1,642     2,950     2,709

Supplemental disclosures of non-cash investing and financing activities:

The Company incurred capital lease obligations of $108,000, $35,000 and $152,000 in 1993, 1992 and 1991, respectively, to finance new equipment.

The Company, in 1992, recorded a loan guarantee it had provided on behalf of one of its coal suppliers for $8,864,000. (See Note 7.)

*Certain amounts have been reclassified to conform with current classifications.

See accompanying Summary of Significant Accounting Policies and Notes to Consolidated Financial Statements.






Westmoreland Coal Company and Subsidiaries
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES



Consolidation Policy

The consolidated financial statements include the accounts of the Company and its subsidiaries after elimination of intercompany balances and transactions. To the extent that the Company owns 20% or more in any subsidiary, corporate joint venture or partnership, but less than a majority interest, it accounts for such investments using the equity method. The excess of the cost of an increase in the investment in WRI, a 60%-owned subsidiary, over the portion of net assets acquired in 1979, equal to $11,600,000, has been allocated to coal reserves. Such excess is being amortized at a fixed rate per ton based on estimated recoverable coal reserves.


Discontinued Operation -
Cogeneration and Independent Power Development

In connection with the development of cogeneration and independent power projects, certain costs are incurred during the development process. These costs are expensed in the period incurred until certain events have taken place, including the execution of certain contracts which are critical to a project's construction and operation. After these events have taken place all subsequent costs are capitalized as part of a project's investment basis. At the time when non-recourse bank financing has been obtained, costs previously expensed by the Company, to the extent reimbursed, are reported as income. All other income in connection with a project's development is deferred until the project reaches commercial operation. WEI was offered for sale by the Company in 1993 and is being accounted for as a discontinued operation.


Cash and Cash Equivalents

Cash equivalents of $21,892,000 at December 31, 1993 consist of Eurodollar time deposits and bank repurchase agreements. Cash equivalents of $498,000 at December 31, 1992 consist of bank repurchase agreements. All are carried at cost and have maturities of not longer than fifteen days. The Company considers all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents.

Inventory Valuation

Inventories are stated at the lower of average cost or market.

Property, Plant and Equipment

Property, plant and equipment are carried at cost and include expenditures for new facilities and those expenditures that substantially increase the productive lives of existing plant and equipment. Maintenance and repair costs are expensed as incurred. Mineral rights are depleted at a rate based upon the cost of the mineral properties and estimated recoverable tonnage therein. The Company uses the straight-line depreciation method over the assets' estimated useful lives, ranging from 3 to 40 years, which conforms to prevalent industry practice. When an asset is retired or sold, its cost and related accumulated depreciation are removed from the accounts. The difference between undepreciated cost and proceeds of disposition is recorded as a gain or loss. Fully depreciated plant and equipment remaining in use are not eliminated from the accounts. The development costs of mines in the pre-operating stage are capitalized and amortized over the assets' estimated useful lives after commercial operations commence.


Financial Instruments

Financial instruments are presented at either cost or fair value as required by generally accepted accounting principles. The fair value of the Company's financial instruments approximate carrying value.


Coal Revenues

Coal revenues include the sale of coal loaded at Company operations and sales of coal produced by other mining companies where the Company, through a subsidiary, is a sales agent or acts as a broker. The Company recognizes the full sales revenue of the coal sold for other companies since the Company assumes the credit risk for the sale, performs other services such as invoicing, quality control and shipment monitoring, and in most cases takes title to the coal. Coal revenues pertaining to coal sold for other companies amounted to $157,788,000, $227,046,000 and $282,676,000 in 1993, 1992
and 1991, respectively. For all coal sales the Company recognizes revenue at the time title passes to the customer.

Reclamation

Reclamation costs are accrued over the expected mine life using the units of production method based on recoverable reserves and environmental and regulatory requirements.

Estimates are periodically reviewed and adjustments are made in accruals to provide for future costs, as needed.

Postretirement Benefits Other Than Pensions

The Company adopted the provisions of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (SFAS 106) on January 1, 1993. Under SFAS 106 the cost of postretirement benefits other than pensions must be recognized on an accrual basis. The Company elected to amortize its accumulated postretirement benefit obligation at the time of adoption, called the transition obligation, over 20 years.

The Company is subject to the Coal Industry Retiree Health Benefit Act of 1992. The Company pays a premium each month based upon the number of beneficiaries assigned to it. This amount is expensed at the time it is paid by the Company.

Income Taxes

The Company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109") in 1991. SFAS 109 requires a company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in a company's financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. The Company has not recognized the benefit of any net operating loss carryforwards as the result of adopting SFAS 109.



Net Income (Loss) Per Share Available to Common
Shareholders

Net income (loss) per share available to common shareholders was computed by dividing net income (loss) available to common shareholders by the weighted average number of shares of common stock and common stock equivalents outstanding during the year. Common stock equivalents are not included when they would have an anti-dilutive effect on income (loss) per share.



Westmoreland Coal Company and Subsidiaries
Notes to Consolidated Financial Statements

December 31, 1993, 1992 and 1991

 1. Liquidity

Although the Company generated $34,130,000 of net cash provided by operating activities in 1993, the Company's viability as a going concern is dependent on (1) obtaining waivers to the violation of and modification of certain financial covenants contained in its principal credit facilities; (2) modifying the final maturities of the $51,385,000 balance of these credit facilities from the scheduled July 1994 maturities; and (3) selling assets sufficient to discharge debt obligations.

As of December 31, 1993, the Company was not in compliance with certain of the financial covenants contained in the Amended Revolver maturing July 1994, the 10% Notes due July 1994, or the Company's DTA Guaranty in connection with by a $26,560,000 letter of credit expiring in July 1994 and related to the financing of a portion of the Dominion Terminal Associates coal export terminal. Outstanding borrowings under the Amended Revolver and 10% Senior Notes total $24,825,000 at December 31, 1993.

The Company is engaged in negotiations with the institutions participating in these credit arrangements to obtain waivers of these defaults, modifications of the financial covenants and restructuring of the facilities, including the extension of the maturities thereof pending possible asset sales.

In addition to the debt of $24,825,000 and the letter of credit for $26,560,000 maturing in July 1994, the Company has equity commitments related to cogeneration projects, currently projected to be $9,600,000, of which $1,050,000 was paid in March 1994 and the balance is payable in September 1994 and $15,392,000 payable in December 1994 and a related payment of $4,750,000 payable on April 29, 1994. The Company has offered for sale its cogeneration and independent power business, WEI, and is currently in negotiations on
such a transaction.   If successful, the proceeds are anticipated to
be adequate to cover the credit facility obligations maturing in July 1994 and satisfy the above equity commitments. In addition the Company has been conducting a strategic review of its coal mining and related operations which has already resulted in the write-off and planned closure of certain mining operations and coal reserves and which could result in the divestment of certain coal properties. Substantially all of the net proceeds of any asset sale will be utilized to pay down outstanding obligations until obligations under these credit facilities are discharged and to collateralize outstanding surety bonds. (See Note 8.)

The Company expects the required waivers of its covenant defaults to be obtained from the affected creditors, and that the credit facilities will be restructured in a manner that will delay the July 1994 maturities to accommodate the possible sale of WEI and other assets. Although this outcome is expected, there can be no assurance that the necessary credit facility modifications can be obtained or that a sale of assets will be accomplished or, if accomplished, will produce sufficient proceeds to discharge the Company's obligations. If the credit facility modifications cannot be obtained, and if the creditors elect to accelerate the Company's debt, the Company would not have sufficient cash to meet its obligations.

One of the provisions of the Retiree Medical Act of 1992 (See
Note 10) is to make wholly owned subsidiaries of the Company secondarily liable for the funding of medical benefits for UMWA retirees who are retired or will retire through September 1994. It is not known what the potential implications of these provisions might be in connection with the Company's efforts to sell WEI or the possible sale of coal properties.

2. Unusual Charges

The Company incurred unusual charges totaling $79,250,000 related to the write-off in the carrying value of certain mining operations and coal reserves along with provisions for the termination of certain operations and personnel. These charges result from the Company's continuing strategic review of its mining operations in light of projected costs, prices and demand. Of the $79,250,000 of charges, $43,158,000 is for the planned discontinuation in the second quarter of 1994 of most of the Hampton Division's operations; $20,000,000 related to the write-off of the Triangle mine complex idled since the early 1980's and classified within West Virginia - Idled Operations; and $16,092,000 is for the planned closedown in late 1994 of the Wentz mine complex and the write-off of certain other assets within the Virginia Division.

Hampton Division
The Hampton Division incurred unusual charges in 1993 totaling $43,158,000 related to the planned discontinuation of most of the Hampton Division's operations in the second quarter of 1994. This action was necessitated by the loss of an above-market contract in December 1993. Based on current market conditions and cost structures, there are no operational scenarios which would result in future positive cash flow had the Company continued to operate the deep mine, the preparation plant and the support facilities. The other major above-market contract associated with the Hampton property will continue to be supplied by the production from a large surface mine on the property, which is operated by a contractor. The components of the shut down costs are:
- - $8,247,000 for fixed asset write-downs.
- - $25,653,000 related to the accrual of postretirement medical benefits.
- - $3,900,000 in termination costs for approximately 130 employees.
- - $1,800,000 for reclamation.
- - $3,558,000 for anticipated operating losses and other shutdown reserves.

West Virginia - Idled Operations
West Virginia - Idled Operations incurred unusual charges of $20,000,000 for the write-off of the partially developed Triangle Mine Complex ("Triangle"), which has been idled since the early 1980's. As a result of management's continued review over the course of 1993 they believe Triangle will neither be developed nor sold in the foreseeable future. The Company has been unable to attract any interest to develop the reserve by a third party and the Company does not have the capital to develop the reserve on its own. The latest extension of the mining permits for this property expires in 1994 and cannot be renewed with the state of West Virginia. Unless it is put back on active status and development begins the Company will be required to begin final reclamation in 1994. Based on these facts, the Company wrote-off the remaining $18,000,000 book value of Triangle and accrued $2,000,000 for the final reclamation of the complex, which will begin in the second half of 1994.

Virginia Division
The Virginia Division incurred unusual charges in 1993 totalling $16,092,000 relating to the following:
- - $7,761,000 related to the planned closure of the Wentz mine and preparation plant complex. The total charge related to the Wentz complex includes $4,967,000 for the writedown of the book value of impaired assets, $2,141,000 in termination costs for approximately 90 employees, $363,000 for reclamation and $290,000 for anticipated future operating losses. The decision to close this complex was based on the continuing high cost of production and the scheduled expiration of a major sales contract at the end of 1994.
- - $7,636,000 for the write-off of an undeveloped block of reserves which are owned in fee, which the Company has determined will not be economically mineable based on current and anticipated production costs and market conditions.
- - $695,000 related to the write-off of certain other assets.

Accruals related to the above unusual items are included in the balance sheet of the Company as of December 31, 1993 are as follows:

		      (in thousands)

Accrual for postretirement medical costs           $25,653
Other liabilities (long-term)                        5,224
Accounts payable and accrued expenses                6,601
Accrual for workers' compensation (long-term)        2,300
Total                                              $39,778

 3. Capital Stock

The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock and 4,800,000 shares of Series A Convertible Exchangeable Preferred Stock and 200,000 shares of Series B Junior Participating Preferred Stock.

In July 1992, the Company sold 2,300,000 Depositary Shares, each representing one quarter of a share of Series A
Convertible Exchangeable Preferred Stock (the "Preferred
Stock") for a total public offering price of $57,500,000.
Net proceeds to the Company were $54,528,000. As a result, 575,000 shares of Preferred Stock are outstanding. The
Preferred Stock has a liquidation preference equivalent to $25 per depositary share and dividends accumulate on the Preferred Stock at 8.5% per annum, equivalent to $2.125 per year per depositary share. There are no mandatory sinking fund requirements on the preferred stock.

The Preferred Stock is convertible at the option of the holder at any time, unless previously redeemed, into shares of Common Stock of the Company at a rate equivalent to 1.708 shares of Common Stock for each Depositary Share. The Preferred Stock and the Depositary Shares representing such stock are not redeemable prior to July 1, 1996. The Preferred Stock is redeemable thereafter at the option of the Company, in whole or in part, from time to time, initially at an amount equivalent to $26.28 per Depositary Share, if redeemed during the twelve month period beginning July 1, 1996, and thereafter at prices declining annually to an amount equivalent to $25 per Depositary Share on and after July 1, 2002, plus, in each case, an amount equal to the sum of all accrued and unpaid dividends.

The Preferred Stock may be exchanged at the option of the Company, as a whole only, on any dividend payment date commencing July 1, 1996, for the Company's 8 1/2% Convertible Subordinated Exchange Debentures due July 1, 2012 (the "Exchange Debenture") in a principal amount equal to $100 per share of Preferred Stock. The Exchange Debenture, if issued, will be convertible at the option of the holder at any time, unless previously redeemed, into shares of Common Stock at the then applicable conversion rate for the Preferred Stock.

A portion of the proceeds from the sale of Preferred Stock was used to purchase 1,295,589 shares of Company Common Stock from a subsidiary of Penn Virginia Corporation ("Penn Virginia"). The Company retired these shares in December 1992. Penn Virginia's voting interest in the Company at December 31, 1991 was 39.6%; its voting interest in the Company was 18.96% at December 31, 1992 and December 31, 1993.

At December 31, 1993, the Company had outstanding 6,955,477 shares of Common Stock and 575,000 shares of Series A
Convertible Exchangeable Preferred Stock. The Common Stock and the Preferred Stock constitute all of the Company's voting securities.

On January 28, 1993 the Company adopted a Shareholder Rights Plan ("The Plan") and declared a distribution under the Plan of one Preferred Stock Purchase Right ("Right") for each outstanding share of the Company's Common Stock. In the event that any person or group acquires a 20% or greater position in the Company, each holder of a Right (other than the acquiring person or group) will be entitled to purchase one one-hundredth of one share of Westmoreland Series B Junior Participating Preferred Stock at a per share purchase price of $30, or, in lieu of the Preferred Stock, the number of shares of the Company's Common Stock having a market value at that time of $60. If the Company is acquired in a merger or other business combination transaction, each holder of a Right (other than the acquiring person or group) will be entitled to purchase a number of shares of the acquiring company's common stock having a market value at that time of $60.

The Company can redeem the Rights at a redemption price of $.01 per Right at any time until the tenth business day
(subject to extension) after a public announcement that a 20% position is acquired.

The Board of Directors has the flexibility to lower the 20% threshold to not less than 10% prior to the time any person or group acquires a 20% position in the Company. The Rights expire on February 11, 2003.


4.  Debt

The Company's total debt is summarized in the following tables (in thousands):

                                                     December 31
                                                  1993         1992


   Revolving Credit Loan at prime + 1% (7% at
       December 31, 1993) with quarterly
       repayments of $1,500 and a final
       maturity of July 15, 1994                $ 12,000   $ 14,500

   10.0% senior unsecured notes placed with
       private lenders dated August 10, 1977.
       Repayment of $2,475 due June 15, 1994
       and balance of $10,350 due
       July 15, 1994 (prior to an amendment
       in December 1993, these repayments
       were due annually through
       June 15, 1998)                             12,825     15,300

   Capital lease obligations payable in
       installments through 1996 with varying
       interest rates from 7.0% to 14.0%           7,746     11,488


   7.0% 5-year Promissory Note.  Repayment
       in monthly installments through
       May 31, 1993                                  -          311

   Westmoreland Resources, Inc.:
       Contracts for deed and mortgage notes,
       payable with specified interest rates
       from 4.0% to 7.0% net of unamortized
       discount (1993-$445 and 1992-$506)
       maturing through 2005                       2,599      2,809

   Loan guarantee on behalf of Adventure
       Resources, Inc. at an interest rate of
       9.5% maturing on February 1, 1998           8,864      8,783

   Total debt                                     44,034     53,191
   Less current installments                      28,101      6,663
   Long-term portion of debt                    $ 15,933   $ 46,528



                                                     December 31
  Current Maturities                              1993         1992


   Revolving Credit Loan                        $ 12,000    $    -
   10.0% senior unsecured notes                   12,825      2,475
   Capital leases                          .       3,077      3,667
   7.0 % 5-year Promissory Note                       -         311
   Westmoreland Resources, Inc. debt                 199        210

   Total current maturities                     $ 28,101    $ 6,663

   Principal payments on long-term debt, including capital leases, maturing in the next five years is as follows:

     Year Ending                                 Amount
                                           (in thousands)
     December 31, 1994                          $ 28,101
     December 31, 1995                             3,563
     December 31, 1996                             1,390
     December 31, 1997                               171
     December 31, 1998                             9,046

   The minimum future obligation, including principal and interest, on capital leases, primarily for mining equipment, is as follows:

     Year Ending                                 Amount
                                           (in thousands)
     December 31, 1994                           $ 3,822
     December 31, 1995                             3,799
     December 31, 1996                             1,317
     December 31, 1997                                 6
     December 31, 1998                                 -
                                                   8,944
     Less interest                                 1,198
     Obligation on capital leases                $ 7,746


The Company's Revolving Credit Loan Agreement, collateralized by accounts receivable, was replaced on April 15, 1993 by the Amended Revolver. The Amended Revolver reduced the available credit to $15,000,000 on June 30, 1993 from $25,000,000 and changed the facility's termination date to July 15, 1994 from September 25, 1994. The Amended Revolver was modified on December 6, 1993 to further reduce the available credit to $12,000,000 by December 31, 1993 with subsequent quarterly reductions of $1,500,000. The amount available under the Revolver is subject to a borrowing base calculation based on domestic accounts receivable, and is secured by these accounts receivable of the Company.

The 10% Notes were amended during 1993 to increase the interest rate from 9.15% to 10.0% and to accelerate the final maturity date from June 15, 1998 to July 15, 1994.

The Amended Revolver, the 10% Notes and the DTA Guaranty (See
Note 7), contain various restrictions and covenants. Under these provisions the Company must maintain a minimum level of working capital, current ratio, tangible net worth and fixed charge coverage among other covenants.

As of December 31, 1993, the Company is in violation of the working capital, current ratio, tangible net worth and fixed charge coverage covenants. As a result of these violations, the outstanding balances under these credit arrangements can be accelerated. Negotiations are underway to resolve these covenant violations and to extend the July 1994 maturity dates. However, there can be no assurance that such negotiations will result in a successful resolution of these matters. (See Note 1.)

No common dividends can be paid under the existing covenants.
Based on current projections, the Company will be unable to pay common dividends in the foreseeable future. There are no loan covenants which restrict the payment of preferred dividends.

Substantially all of the proceeds which might be generated from the future sale of assets, outside of the ordinary course of business, have been pledged to pay down outstanding borrowings under the Amended Revolver and the 10% Notes, to collateralize the DTA Guaranty and to collateralize outstanding surety bonds. Refer to Note 8 for additional information on the outstanding surety bonds.

The contracts for deed and mortgage notes payable of WRI are secured by land and surface rights with an aggregate cost, net of amortization, of approximately $12,500,000 at December 31, 1993.


 5. Lease Obligations

The Company and its subsidiaries lease coal lands from Penn Virginia Resources Corporation, a wholly-owned subsidiary of Penn Virginia Corporation (controlling an 18.96% voting interest in the Company at December 31, 1993) and other lessors. The leases provide for minimum annual royalties of $1,391,000 plus real estate taxes.

The coal leases with Penn Virginia Resources Corporation are in effect until all economically mineable reserves are exhausted. These coal leases were renegotiated effective July 1, 1988 at rates comparable to royalty rates charged by other lessors at the time. Under the agreement, the royalty rates for most deep-mined coal range from 6.5% to 7.0% of the sales price during the 10-year period beginning July 1, 1988. Beginning July 1, 1992 either party to this lease may call for negotiation to set a new rate for these particular seams. During the 10-year period beginning July 1, 1988, the rates for surface-mined coal range from 8.5% to 9.0% and the rates for highwall-mined coal range from 7.5% to 8.0%.

WRI has an agreement to lease coal reserves from the Crow Tribe of Indians. This lease requires annual rentals, recoupable minimum royalties and production royalties. The royalty rate varies from the greater of $.30 per ton or 6% of the F.O.B. mine price to a 12.5% rate net of all production-based taxes.

Royalties and rentals charged to expense under all lease agreements, including those in effect for WRI, amounted to $17,761,000, $17,292,000 and $16,661,000 in 1993, 1992 and
1991, respectively.

The Company has operating lease commitments expiring at various dates, primarily for real property and equipment.
Minimum rental obligations existing under these leases at December 31, 1993 are as follows:

                       (in thousands)
                1994               $3,959
                1995                3,633
                1996                3,201
                1997                1,677
                1998                1,396
                After 1998          5,915

The minimum rental obligations after 1998 are primarily attributable to the Company's railroad car leases and a lease expiring in 1999 for the corporate offices.


6.  Westmoreland Energy, Inc.

Westmoreland Energy, Inc.
In 1993 the Company has offered WEI for sale and it is being accounted for as a discontinued operation.

WEI, a wholly-owned subsidiary of the Company, is engaged in the business of developing and owning interests in cogeneration and other non-regulated independent power plants. (See the Project Status Summary table filed as an exhibit.)

WEI, through subsidiaries, holds non-controlling general and limited equity interests in partnerships which were formed to build, own and operate cogeneration facilities. Generally, the lenders to these partnerships have recourse only against these projects and the income and revenues therefrom. The debt agreements contain various restrictive covenants including restrictions on paying cash distributions to the partners. WEI's equity interests in these partnerships range from 1.25 percent to 50 percent.











The following is a summary of aggregated financial information for all investments owned by WEI and accounted for under the equity method:


BALANCE SHEETS (in thousands)
                                Dec. 31, 1993   Dec. 31,1992
ASSETS
  Current assets                    $  52,734      $  42,831
  Property, plant and
   equipment, net                     669,107        503,992
  Other assets                         72,166         64,036
  Total assets                      $ 794,007      $ 610,859
LIABILITIES & EQUITY
  Current liabilities               $  46,144      $  37,088
  Long-term debt
   and other liabilities              682,211        521,600
  Equity                               65,652         52,171
  Total liabilities & equity        $ 794,007      $ 610,859

WEI's share of equity               $  14,523      $  11,736

INCOME STATEMENTS (in thousands)
                                For years ended December 31,
                                 1993        1992       1991

Revenues                    $ 110,199    $ 87,970   $ 37,565
Operating income               48,921      42,217     11,411
Net income (loss)              16,624      15,293      1,279

WEI's share of
  net income (loss)         $   3,195    $  2,114   $    (65)

WEI performs project development and venture management services related to the partnerships and has recognized revenues of $1,447,000, $2,565,000 and $1,395,000 in 1993,
1992 and 1991, respectively. WEI had deferred development income of $3,913,000 and $1,663,000 at December 31, 1993 and
1992, respectively. Income recognition of these fees is deferred until the related project achieves commercial operation and the equity contribution is made.

WEI has capitalized certain development costs. At December 31, 1993 and 1992, total capitalized development costs were $39,000 and $333,000, respectively. In addition, WEI capitalized certain project acquisition costs, totaling $1,182,000 at December 31, 1993. Such costs are being amortized over the term of the power contract of the project. Amortization for the twelve months ended December 31, 1993 was not material to the financial statements.

WEI has loans receivable from project partnerships of $2,230,000 and $501,000 at December 31, 1993 and 1992,
respectively. The loans are short-term except for $1,184,000 of the loan amount outstanding at December 31, 1993.

Fort Lupton
WEI sold a portion of its interest in the Fort Lupton project for cash and recorded a gain of $2,000,000 in April 1993.
WEI retains a limited partnership interest, with an effective interest of 4.49% in the distributable cash flows of the project.

Roanoke Valley II
The RV II project reached financial close in December of 1993, at which time WEI received $5,261,000 as reimbursement of development costs and development fees. Concurrent with the close, WEI, through a wholly-owned subsidiary, made a subordinated loan of $2,173,000 to the project partnership to secure a portion of the RV II equity commitment not guaranteed by LG&E. See Commitments and Contingencies Summary below for information regarding equity commitments for RV II.

Equity Support Agreements
On April 15, 1993, the Company entered into an equity support agreement with LG&E whereby the equity commitments of the Roanoke Valley I (RV I) and Rensselaer projects (up to $30,904,000) and a portion (up to $4,600,000) of the anticipated equity commitment of the RV II project are guaranteed by LG&E. As consideration for this guarantee, the Company has pledged its interest in these projects as security to LG&E. In addition, the Company is obligated to pay a fee of 1.25 percent per annum on the aggregate amount of the guarantee and a fee of $4,750,000 payable on April 30, 1994. These fees are being amortized over the period beginning on April 15, 1993 through the required equity funding dates of the respective projects. A total of $2,459,000 has been amortized through December 31, 1993.

Commitments & Contingencies Summary
The following summarizes the Company's commitments and contingencies regarding WEI's projects (in thousands):

     Equity Funding Requirements
                                            Maximum    Expected
       Contractual Commitments (1994)      $ 30,900   $ 25,000
       Contractual Commitments (1995)         6,800      4,600
                                           $ 37,700   $ 29,600

     Guarantee Fee - 1994 (accrued)	$  4,750   $  4,750


 7.	Commitments and Contingencies

Westmoreland Terminal Company
Westmoreland Terminal Company ("WTC"), a wholly-owned subsidiary of the Company, has a 20% interest in Dominion
Terminal Associates ("DTA"), a consortium formed for the construction and operation of a coal-storage and vessel-loading facility in Newport News, Virginia. DTA's annual throughput capacity is 20 million tons, and its ground storage capacity is 1.7 million tons.

The facility began operations in March 1984. Current financing is provided through $132,800,000 of refunding 30-year, non-amortizing, tax-exempt bonds. Rates of interest on the bonds are set periodically and the bonds provide that the bondholders have put options at each rate setting date, which can range from one day to 180 days. The refunding bonds are supported by a 7-year direct-pay letter of credit, expiring in July 1994, which would be utilized in the event that any bonds were tendered for payment. The Company is the ultimate obligor for any drawdowns under the letter of credit. As a result, WTC's portion of this issue ($26,560,000) is effectively guaranteed by the Company. Under the terms of the DTA Guaranty, as amended, the Company is required to meet various financial covenant tests. The Company is in violation of the minimum net working capital and tangible net worth tests contained in the DTA Guaranty. (See Note 4 for additional information.)

In addition, the partners have a Throughput and Handling Agreement whereby WTC is committed to fund its proportionate share of DTA operating expenses. WTC's total cash funding obligations were $3,129,000, $3,784,000 and $4,032,000 during
1993, 1992 and 1991, respectively.



The following is a summary of financial information for DTA:

BALANCE SHEETS (in thousands)

                         Dec. 31, 1993     Dec. 31, 1992
ASSETS
  Current assets              $  4,460          $ 48,156
  Non-current assets           104,651           107,787
  Total assets                $109,111          $155,943

LIABILITIES AND PARTNERS' DEFICIT
  Current liabilities         $  1,650          $ 46,332
  Long-term debt
   and other liabilities       144,803           145,268
  Partner's deficit            (37,342)          (35,657)
  Total liabilities
   & partners' deficit        $109,111          $155,943

WTC's share
  of partners' deficit        $ (7,401)         $ (6,856)


INCOME STATEMENTS (in thousands)

                             For the Years ended December 31,
                                1993        1992        1991

Contribution from Partners  $ 18,592    $ 19,599    $ 20,462
Operating expenses            19,176      21,454      21,236
Excess of expenses over
 partner's contributions      (1,685)     (4,419)     (3,247)

WTC's share of
  net income (loss)         $   (545)   $   (768)   $   (656)

WTC's share of DTA's equity is not equal to its ownership percentage due to the fact that the DTA operating agreement does not allocate all expenses based on ownership percentage.

The Company's negative investment in DTA was $7,401,000 and $6,856,000 at December 31, 1993 and 1992, respectively and is recorded in other long term liabilities. The Company continues to record losses in excess of DTA's carrying value due to the Company's effective guarantee of its share of DTA's obligations.

Adventure
Westmoreland Coal Sales Company ("WCSC") a wholly owned subsidiary of the Company is the exclusive sales agent for Adventure, whose other affiliated companies include M.A.E. Services Inc. and Maben Energy Corporation. On December 2, 1992 Adventure filed voluntary petitions for reorganization under Chapter 11 of the Bankruptcy Code with the United States Bankruptcy Court for the Southern District of West Virginia. As of December 31, 1993 the Company has $7,397,000 in notes and $5,842,000 of short-term loans receivable from Adventure. In addition, the Company has guaranteed payment of certain defaulted obligations of Adventure totalling $8,864,000. All of these amounts are fully reserved. It is not possible at the present time to determine whether Adventure will successfully reorganize or the amount that the Company will receive on account of Adventure's pre-petition debt under either a successful reorganization or a liquidation. The Company is required to make interest payments on behalf of Adventure to the guaranteed party for a period not to exceed five years from March 1993. If the guaranteed obligation has not been resolved by Adventure by that time, the entire outstanding balance will then become due and owing. (See Note 4 for more information.)


Other

The Company is responsible for certain costs related to the eventual closing of its mines. The Company accrues amounts while each mine operates in order to absorb these costs over the life of each mine. These costs are related to reclamation, water treatment and other environmentally related items. The total cost to perform these activities as of December 31, 1993, is estimated to be $16,000,000. The Company has accrued $12,656,000 of these costs as of December 31, 1993. The balance will be accrued over the remaining lives of each operation. Of the total amount accrued as of December 31, 1993, $3,112,000 is classified as current in Accounts Payable and Accrued Expenses and $9,544,000 is classified as long-term in Other Liabilities. Also the Company may become responsible for similar costs associated with its mines operated by contractors if the contractor fails to perform. This amount is estimated to be $16,500,000 at December 31, 1993. The Company's contractors hold bonds for these costs totalling $8,200,000 at December 31, 1993.

The Company also has various contingent liabilities associated with its subsidiary, WEI. (See Note 6 for further information.)

In addition to the above, the Company and its subsidiaries had various claims and suits pending at December 31, 1993, all in the ordinary course of business.



 8. Workers' Compensation and Pneumoconiosis Benefits

The Company is self-insured for workers' compensation benefits. The amounts charged to expense for workers' compensation were $17,204,000, $11,033,000 and $5,832,000 for 1993, 1992 and 1991, respectively, and were based on actual and estimated claims incurred. The increased expense for 1993 and 1992 was due to a revision in estimate resulting from the continuing review of previously established workers' compensation obligations at the Company's Virginia and Hampton Divisions.

The Company is also self-insured for Federal and state pneumoconiosis benefits. The Company created a trust with an independent trustee to fund liabilities for payments of these benefits and uses an actuarial method of providing for projected benefits to current and former employees based on existing and estimated future claims. The projected benefit payments are accrued as a percentage of coal operations' payroll cost over a period of twenty-five years. This actuarial method is the predominant method being used in the industry to accrue for such costs. Based on actuarial data, the Company credited to earnings $2,047,000, $1,979,000 and $1,443,000 in 1993, 1992 and 1991, respectively. The credits were primarily due to a decrease in the Company's disability experience and a significant decrease in its work force.

Based on actuarial data the Company did not make a contribution to the trust in 1993 or 1992 and does not anticipate making a contribution in 1994.

The following table sets forth the plan's funded status:

December 31,                               1993         1992

Actuarial present value of benefit
 obligation :
   Terminated employees                $  3,200       $ 2,859
   Claimants                             26,700        23,304
   Active employees                      16,300        13,578

Total present value of benefit
 obligation                              46,200        39,741

Plan assets at fair value                43,403        40,985

Plan assets in excess of (less than)
 projected benefit obligation          $ (2,797)      $ 1,244

In addition, the Company has unfunded liabilities on its books totaling $17,475,000 and $19,522,000 as of December 31, 1993 and
1992, respectively in relation to pneumoconiosis benefits.

During 1993 the State of Virginia increased its bonding requirements for the Company's self-insured workers' compensation and pneumoconiosis benefit plans. As a result, the Company's surety bond underwriter required cash collateral for the $10,000,000 increased bonding. As of December 31, 1993, $1,000,000 of this amount was deposited in the cash collateral account and an additional $3,800,000 was deposited in February 1994. The Company has agreed to provide up to an additional $5,200,000 in this cash collateral account upon the sale of assets.


 9. Retirement Plans

The Company and its subsidiaries have a non-contributory defined benefit pension plan covering non-union employees. Benefits are based on years of service and the employee's average annual compensation for the highest five continuous years of employment. The Company's funding practice is to make the minimum annual contribution required by applicable regulations. Prior service costs and actuarial gains are amortized over the future service period of plan participants on a straight-line basis. Pension income amounted to $1,682,000, $956,000 and $18,000 in 1993, 1992 and 1991,
respectively. The increase in pension income in 1993 and 1992 was primarily the result of the actual return on plan assets in excess of the estimated return. Pension income in 1991 was relatively small primarily due to a cost of living increase granted to retirees.








The following table sets forth the plan's funded status and amounts recognized in the Company's financial statements:

                                                   December 31
                                          1993        1992
                                                 (in thousands)

Actuarial present value of benefit obligations:
Accumulated benefit obligations, including
  vested benefits of $53,512 and $46,193
  in 1993 and 1992, respectively           $(53,633)     $(46,286)


Projected benefit obligations for service
  rendered to date                          (63,745)      (57,187)
Plan assets at fair value, primarily listed
  stocks and fixed income investments        81,002        77,147

Plan assets in excess of projected benefit
  obligations                                17,257        19,960

Unrecognized net assets being recognized
  over seventeen years                       (3,442)       (3,763)

Unrecognized prior service cost               3,416         3,744
Unrecognized net gain                       (10,827)      (15,218)

Prepaid pension cost included
  in Other assets                          $  6,404      $  4,723

The components of net periodic pension
  income for years ended December 31      1993        1992   1991
                                               (in thousands)

Service cost - benefits earned during
  the period                           $ 1,051     $ 1,023  $  897

Interest cost on projected benefit
  obligations                            4,609       4,478   4,273

Actual return on plan assets            (8,064)   (11,732) (14,782)

Net amortization and deferral              722      5,275    9,594

Net periodic pension income           $ (1,682)    $ (956)  $  (18)


The 1993 discount rate and rate of increase in future compensation levels for the plan were 7.25% and 5.5%, respectively. The 1993 expected long-term rate of return on assets was 9%. The 1992 discount rate and rate of increase in future compensation levels for the plan were 8.25% and 6.5%, respectively. The 1992 expected long-term rate of return on assets was 9%.

Effective January 1, 1992 the Company adopted the Westmoreland Coal Company Supplemental Executive Retirement Plan ("SERP"). The SERP is an unfunded non-qualified deferred compensation plan whose purpose is to provide benefits to certain employees that could not be paid under the Company's defined benefit pension plan due to maximum limits imposed by the Employee Retirement Income Security Act ("ERISA") and the Internal Revenue Code. SERP expense amounted to $199,000 in 1993 and $208,000 in 1992.


The following table sets forth the plan's funded status and amounts recognized in the Company's financial statements.


                                                     December 31,
                                                     1993     1992
                                                    (in thousands)

Actuarial present value of benefit obligations:
Accumulated benefit obligations, including vested
  benefits of $573 and $684 in 1993 and 1992,
    respectively                                 $  (675) $  (825)


Projected benefit obligations for service
  rendered to date                                  (827)  (1,090)

Unrecognized prior service cost                      770      835
Unrecognized net loss (gain)                        (351)      47
Additional liability                                (267)    (617)

Accrued pension cost included in Other
     liabilities                                 $  (675) $  (825)



The components of net periodic SERP costs
for year ended December 31,                         1993    1992
                                                  (in thousands)

Service cost - benefits earned during the period $    28   $   43
Interest cost on projected benefit obligations        87       82
Amortization of prior service cost                    84       83

Net periodic SERP cost                           $   199   $  208


The 1993 discount rate and rate of increase in future compensation levels for the plan were 7.25% and 5.5%, respectively. The 1992 discount rate and rate of increase in future compensation levels for the plan were 8.25% and 6.5%, respectively.

With respect to union employees, the Company is required under the national contract with the United Mine Workers of America (UMWA) to pay amounts based on hours worked or tons processed (depending on the source of the coal) to the UMWA Retirement Funds. These are multiemployer pension plans which are not controlled or administered by the Company. The amounts charged to expense, including payments made by the Company on behalf of certain contract miners, were $1,190,000, $1,073,000 and $1,238,000 for the years ended December 31, 1993, 1992 and 1991, respectively. Under ERISA, as amended by the Multiemployer Pension Plan Amendment Act of 1980, a contributor to a multiemployer plan is liable, upon termination of the plan or its withdrawal from the plan, for its share of the multiemployer plan's unfunded vested liabilities. The Company estimates that its share of the unfunded vested liabilities amounted to approximately $17,100,000 at June 30, 1993 and $8,800,000 at June 30, 1992. The increase over the prior year is due to lower investment interest rates, additional benefits granted under the plan and the Company's increased share of retirees whose companies have gone out of business.



10. Postretirement Health and Life Insurance Benefits

In addition to providing pension benefits, the Company and its subsidiaries provide certain health care and life insurance benefits for retired employees and their dependents. Should the current program remain in effect, substantially all of the Company's current employees may become eligible for these benefits if they meet certain age and service requirements at the time of termination or retirement. These benefits are provided principally through self-insured programs.

In 1990, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions" ("SFAS 106"). Under this new standard the cost of postretirement benefits other than pensions must be recognized on an accrual basis as employees perform services rather than the "pay-as-you-go" basis.

The Company adopted SFAS 106 on January 1, 1993 and elected to amortize its unrecognized, unfunded accumulated postretirement benefit obligation over a 20-year period. Annual pre-tax expense in 1993 increased approximately $10,527,000. Additionally, Hampton Division accrued $18,552,000 for its curtailment liability under SFAS 106, including Hampton's share of the transition obligation of $16,162,000 as of December 31, 1993 in connection with the planned Division's shutdown in 1994 (See Note 2). This new accounting standard does not change the cash requirements for funding these benefits. Cash paid for retirees was $7,604,000, $7,866,000 and $7,690,000 in 1993, 1992 and 1991,
respectively.


The following table sets forth the amounts recognized in the Company's financial statements (in thousands):

                                                 December 31, 1993
Actuarial present value of benefit obligation:
Accumulated postretirement benefit obligation
  Current retirees                                    $ (101,901)
  Fully eligible actives                                 (15,533)
  Other actives                                          (19,891)
  Total accumulated benefit obligation                  (137,325)
Unrecognized net transition obligation                    98,924
Unrecognized net loss                                      9,322
Accrued postretirement benefit cost                      (29,079)

The health care cost trend rate assumed ranged from 9% in 1994 to 5% by the year 2001. Increasing the assumed health care cost trend rate by one percentage point in each year would increase the accumulated postretirement benefit obligation for the medical plan as of December 31, 1993 by $18.6 million and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1993 by $1.5 million.

The discount rate used in determining the accumulated postretirement benefit as of December 31, 1993 was 7.25% and as of January 1, 1993 was 8.25%.

The components of net periodic postretirement benefit cost for the year ended December 31, 1993

Service cost - benefits earned                             1,271
Interest cost on projected benefit obligations            10,555
Net amortization and deferral                              6,312
Net periodic postretirement benefit cost*                 18,138

  *Excludes accrual related to mine closures.  (See Note 2.)

Additionally, the Company makes payments into the UMWA Benefit Trust Funds ("Funds"). These Funds are multiemployer health plans which are not controlled or administered by the Company. These Funds are designed to pay benefits to the Company's UMWA employees who retired prior to 1976 and to those UMWA retirees whose companies are no longer in business. Prior to February 1993, the amount paid by the Company was based on hours worked or tons processed (depending on the source of the coal) in accordance with the National Contract with the UMWA. Beginning February 1993 the Company is required by the Coal Industry Retiree Health Benefit Act of 1992 to make monthly premium payments into the Funds. This premium is based on the number of beneficiaries assigned to the Company. The Company is challenging the number of beneficiaries it was assigned. The amounts expensed by the Company amounted to $4,937,000, $5,582,000 and $4,555,000 in 1993, 1992 and 1991, respectively. Also,
Hampton Division accrued an additional $7,101,000 for its share of this liability as part of its mine closure costs. (See Note 2.)

In addition, employees terminated due to layoffs may be eligible for health care, life insurance and certain other benefits for a period of up to 24 months. The Company charges against earnings in the month of layoff an estimate of all these future costs associated with such employees.


11.	Incentive Stock Option and
	Stock Appreciation Rights Plans

At December 31, 1993, the Company had two Incentive Stock
Option and Stock Appreciation Rights Plans.

The Plans provide for two incentive elements, incentive stock options ("ISOs") and stock appreciation rights ("SARs"). An ISO, which may be qualified or non-qualified, gives the holder the right to purchase from the Company a specified number of shares of the Company's common stock for a specified price during a specified period. An SAR gives the holder the right to receive, without payment to the Company, its "value" in cash. The "value" of an SAR for this purpose will be equal to the increase, if any, in the market price of one share of common stock of the Company on the date the right is exercised over the market price of one such share on the date such right was granted. ISOs granted under the Plans may not have an option price that is less than the fair market value of the stock on the date of grant. ISOs and SARs may not be exercised before two years or after eight years from the date of grant. The maximum number of shares of the Company's common stock and SARs that may be issued or granted under the Plans is as follows:

                               1982 Plan      1985 Plan


   Shares of common stock           200,000         400,000
   Stock appreciation rights        470,000         940,000


The 1982 Plan expired on January 4, 1992, and therefore no further ISOs or SARs may be granted from that Plan after that date.


Information for 1993, 1992 and 1991 with respect to the Plans is as follows:

                                                            Stock
                                Issue      Option    Appreciation
                         Price  Range      Shares          Rights

Outstanding at
  December 31, 1990      14.50- 22.38     279,910          34,061
Exercised in 1991        14.50- 18.50     (36,726)         (5,491)
Ceased to be
  exercisable in 1991    14.50- 22.38     (16,011)            -
Outstanding at
  December 31, 1991      14.50- 22.38     227,173          28,570
Granted on July 31, 1992        12.63      20,000             -
Granted on Sept. 9, 1992*       14.28     210,000             -
Exercised in 1992               14.50      (2,696)            -
Ceased to be
  exercisable in 1992    18.50- 22.38     (26,928)            -
Outstanding at
  December 31, 1992      12.63- 18.50     427,549          28,570
Granted on
  June 2, 1993                   8.75      40,000             -
Granted on
  December 8, 1993               5.75      65,000             -

Ceased to be
  exercisable in 1993   14.28-  18.50    (101,696)        (10,125)
Outstanding at
  December 31, 1993                       430,853          18,445
* Non-Qualified Stock Options

Over the periods in which the SARs become exercisable, the Company accrues as expense the amount by which the market price exceeds the various grant prices of the SARs outstanding. This is adjusted in subsequent reporting periods for increases or decreases in the market price of the stock. In 1993 no accrual was recorded. In 1992 the net amount credited to earnings was $143,000 and in 1991 the net amount expensed was $14,000.

During 1992 and 1991, the Company purchased 2,696 and 36,726 shares, respectively, of its own stock and re-sold the same shares to certain of its employees under the Company's non-compensatory incentive stock option plan. The market price which the Company paid to acquire the shares was more than the option price which the employees paid to the Company in accordance with the terms of the plan and the difference of $15,000 and $141,000 in 1992 and 1991 respectively, was recorded as a reduction to Other paid-in capital. The Company also paid cash of $31,000 for the 1991 exercise of 5,491 SARs. The per share market value of the ISOs exercised in 1992 was $20.00. The per share market values of the ISOs and SARs exercised ranged from $19.00 to $22.25 in 1991.


12. Operations

Segment Information

The Company's principal business is the production and marketing of coal on a worldwide basis. More than half of the coal sold by the Company is processed at and shipped from its coal properties, and includes both steam coal, sold primarily to electric utilities, and metallurgical coal, sold primarily to the steel industry. The remaining coal sold by the Company is produced by other domestic mining companies, principally smaller producers seeking to utilize the Company's expertise in the marketing of coal.

The Company is able to offer customers a wide variety of coals, including both steam coal and metallurgical coal, and a range of services related to its coal sales, including sourcing, blending, quality control and transportation. Transportation services include arrangements with railroads, barge lines and vessel charterers. WCSC also has its own leased fleet of railcars to increase the availability of transportation and to reduce transportation costs.

The Company's Other segment includes Cleancoal Terminal Company, a rail-to-barge transloading and storage facility on the Ohio River, and other small non-mining operations. WEI is currently held for sale and is being accounted for as a discontinued operation. WEI's net assets have been disclosed as a single line item, net assets of discontinued operation held for sale, on the Consolidated Balance Sheet.

Intersegment sales are recorded at cost plus a charge for handling for all years shown. In presenting operating income by segment, unallocated corporate expenses are charged to coal operations.




  Industry segment results for 1993 are:

                                                 Elimi-   Consoli-
                              Coal       Other   nation    dated
                                         (in thousands)

Sales to unaffiliated
  customers               $461,593  $  3,662 $     -    $465,255
Intersegment transfers         -          -        -         -
  Total sales              461,593     3,662       -     465,255
Operating income (loss)    (94,249)      214       -     (94,035)
Interest expense               -          -        -       4,934
Interest and other income      -          -        -       2,231

Loss before income taxes and
  minority interest            -          -        -     (96,738)
Identifiable assets at
  December 31, 1993        243,687    22,157*    (346)   265,498
Depreciation, depletion
  and amortization          20,692       748       -      21,440
Additions to property,
  plant and equipment        8,119       179*      -       8,298

*Includes net assets related to WEI of $12,972.

  Industry segment results for 1992 are:

                                                 Elimi-   Consoli-
                              Coal       Other   nation    dated
                                             (in thousands)
Sales to unaffiliated
  customers               $533,473    $  2,816 $    -    $536,289
Intersegment transfers        -            221     (221)      -
  Total sales              533,473       3,037     (221)  536,289
Operating income (loss)    (34,942)       (384)     -     (35,326)
Interest expense              -            -        -       4,138
Interest and other income     -            -        -       1,466
Loss from continuing operations
  before income taxes and
  minority interest           -            -        -     (37,998)
Identifiable assets at
  December 31, 1992        312,986      24,373* (12,734)  324,625
Depreciation, depletion
  and amortization          21,800         739      -      22,539
Additions to property,
  plant and equipment       33,586         143*      -     33,729

*Includes amounts related to WEI.

  Industry segment results for 1991 are:

                                                 Elimi-   Consoli-
                              Coal       Other   nation    dated
                                         (in thousands)

Sales to unaffiliated
  customers               $564,823    $  2,252 $    -    $567,075
Intersegment transfers      -              -        -        -
  Total sales              564,823       2,252      -     567,075
Operating income (loss)     (5,503)     (1,275)     -      (6,778)
Interest expense               -           -        -       4,390
Interest and other income      -           -        -       1,887

Loss from  continuing operations
  before income taxes and
  minority interest            -           -        -      (9,281)
Identifiable assets at
  December 31, 1992        306,457      20,054*  (5,787)  320,724
Depreciation, depletion
  and amortization          22,313         794      -      23,107
Additions to property,
  plant and equipment       15,652         114*     -      15,766

*Includes amounts related to WEI.



Sales:

Sales by the Company's non-coal operations are entirely within the United States. Information concerning the Company's coal revenues for 1993, 1992 and 1991 is shown below:


1993
                             Metallurgical       Steam       Total
Geographic Area                          %           %          %
      Europe                      15                4          19
      Pacific Rim Countries        3                -           3
      Other                        -                -           -
      Total sales to
      foreign customers           18                4          22
      United States               12               66          78
      Total sales                 30               70         100


In 1993 the Company's 10 largest customers accounted for 62% of its coal revenues. Its two largest customers accounted for 32% of coal revenues. No other customer accounted for as much as 10% of 1993 coal revenues. 86% of the coal revenues were generated by long-term contracts. 66% of the Company's coal revenues were generated by coal sold to the steam market in the United States; these sales were distributed as follows: 22% in the Northeast, 70% in the Southeast and 8% in the Midwest. The Company is currently selling coal to a highly leveraged customer for which the credit exposure to the Company at December 31, 1993 was $3,200,000. The Company's total export accounts receivable at December 31, 1993 was $17,940,000.

1992
                             Metallurgical       Steam       Total
Geographic Area                          %           %          %
      Europe                      13                 8         21
      Pacific Rim Countries        4                 -          4
      Other                        -                 1          1
      Total sales to
      foreign customers           17                 9         26
      United States               13                61         74
      Total sales                 30                70        100


In 1992 the Company's 10 largest customers accounted for 54% of its coal revenues. Its largest customer accounted for 21% of coal revenues. No other customer accounted for as much as 10% of 1992 coal revenues. 72% of the coal revenues were generated by long-term contracts. 61% of the Company's coal revenues were generated by coal sold to the steam market in the United States; these sales were distributed as follows:
18% in the Northeast, 73% in the Southeast and 9% in the Midwest. The Company's total export accounts receivable at December 31, 1992 was $24,544,000.


1991
                             Metallurgical       Steam       Total
Geographic Area                          %           %           %
      Europe                       13               11          24
      Pacific Rim Countries	         4                -           4
      Other                         2                -           2
        Total sales to
         foreign customers         19               11          30
      United States                15               55          70
      Total sales                  34               66         100

In 1991 the Company's 10 largest customers accounted for 57% of its coal revenues. Its largest customer accounted for 18% of coal revenues. No other customer accounted for as much as 10% of 1991 coal revenues. 68% of the coal revenues were generated by long-term contracts. Over half of the Company's coal revenues were generated by coal sold to the steam market in the United States; these sales were distributed as follows: 24% in the Northeast, 62% in the Southeast and 14% in the Midwest.




13.	Transactions with Affiliated Companies

The Company leases coal lands from a wholly-owned subsidiary of Penn Virginia Corporation ("Penn Virginia") which holds a 18.96% voting interest in the Company at December 31, 1993. In 1992, The Company purchased 1,295,589 of its own shares from Penn Virginia reducing its voting interest in the Company from 39.6% to 18.96%. (See Note 3.) Amounts paid to Penn Virginia for royalties on coal were $11,699,000, $10,689,000 and $8,248,000 for the years ended December 31, 1993, 1992 and 1991, respectively.

Westmoreland Resources, Inc., a 60% owned subsidiary, has a coal mining contract with Morrison-Knudsen Company, Inc., one of its stockholders. Mining costs incurred under the contract were $12,131,000, $12,651,000 and $15,287,000 in
1993, 1992 and 1991, respectively.




14.	Income Taxes

Income tax expense attributable to income (loss) from continuing operations before income taxes and minority interest consists of:

                                       1993       1992       1991
                                            (in thousands)
          Federal:
            Current                $  1,421    $ 3,072    $ 2,222
            Deferred                   (703)      (418)      (396)
                                        718      2,654      1,826

          State:
            Current                     818        931      1,013
            Deferred                   (151)       (90)       (86)
                                        667        841        927
          Income taxes             $  1,385    $ 3,495    $ 2,753

Income tax expense attributable to income (loss) from continuing operations before income taxes and minority interest differed from the amounts computed by applying the statutory Federal income tax rate of 34% to pretax income (loss) from continuing operations before minority interest as a result of the following:

                                      1993        1992       1991
                                            (in thousands)
Computed tax expense (benefit)
  at statutory rate               $ (32,891) $ (12,235)  $ (3,239)
Increase (decrease) in tax
  expense resulting from:
    Percentage depletion             (1,128)      (430)    (1,483)
    State income taxes, net             441        555        602
    Minimum tax                         600        801        592
    Net operating loss
      carryforward not utilized
      for book purposes              34,881     14,553      6,602
    Reversal of prior year accrual     (682)        -          -
    Utilization of capital loss
      carryforward                       -          -        (589)
    Other                               164        251        268
Income taxes                      $   1,385  $   3,495   $  2,753


For the years ended December 31, 1993, 1992 and 1991, deferred income tax benefits result from timing differences in the recognition of income and expense for income tax and financial reporting purposes. The sources and tax effects of those temporary differences are presented below:

                                   1993      1992        1991
                                         (in thousands)
Imputed interest                 $  (23)   $  (24)     $  (24)
Excess of book over:
  tax cost depletion                (43)      (48)        (56)
  tax depreciation                 (446)     (453)       (357)
  tax amortization                  (35)      (38)         -
Taxes and royalties                (342)        -          -
Amortization                                    -         (45)
Postretirement benefits              (7)      (69)         -
Mine development costs               43       124          -
Income taxes                     $ (853)   $ (508)     $ (482)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1993 are presented below:

   Deferred tax assets:
   Net operating loss carryforwards                  $56,400
   Investment tax credit carryforwards                 4,500
   Operating leases; capitalized for books             2,622
   Accounts receivable due to allowance
     for doubtful accounts                             8,044
   Deferred income                                     2,345
   Plant and equipment, differences due to
    depreciation and amortization                      4,703
   Accruals for the following:
     Workers Compensation                              8,893
     Pneumoconiosis                                    5,941
     Social costs                                      1,822
     Reclamation                                       4,635
     Employee related                                    628
     Pension benefit obligation                        9,811
     Shutdown costs                                    3,769
     Other                                               960
   Total gross deferred assets                       115,073
   Less valuation allowance                         (112,973)
   Net deferred tax assets                             2,100


   Deferred tax liabilities:

   Plant and equipment, differences due to
     depreciation and amortization                   14,711
   Prepaid Pension                                    1,990
   Advanced royalties, capitalized for financial
     purposes                                           109
   Unamortized discount on long term debt for
     financial purposes                                 163
   Total gross deferred tax liabilities             (16,973)

   Net deferred tax liability                      $(14,873)


The Company and subsidiaries, excluding WRI which is not included in the consolidated federal income tax return of the Company, have available tax basis net operating loss carryforwards to reduce future taxable income and investment tax credit carryforwards to offset future taxes payable. The net operating loss carryforwards of $166,000,000 expire over the period from 1995 through 2008. Included in the net operating loss carryforwards are alternative minimum tax net operating loss carryforwards of $41,000,000 which expire over the period from 2001 through 2008. The Company also has investment tax credit carryforwards for regular tax and alternative minimum tax of $4,500,000 which expires over the period from 1997 through 2000 for both.

The Company's federal consolidated income tax returns have been examined and settled by the Internal Revenue Service through 1979. WRI's Federal income tax returns have been examined and settled through 1990.


15.	Quarterly Financial Data (Unaudited)
  Summarized quarterly financial data for 1993 and 1992 are as follows:

                                  Three Months Ended
                           March 31   June 30   Sep. 30   Dec. 31
                            (in thousands except per share data)
1993
Revenues                   $114,317  $110,156  $116,028  $124,754
Costs and expenses (1)      115,730   109,734   117,614   216,212
Net income (loss) from
  continuing operations      (3,088)     (321)   (3,110)  (92,352)
Net income (loss) from
  discontinued operation        369       405       395        56
Net income (loss)            (2,719)       84    (2,715)  (92,296)
Less preferred stock
  dividend (2)                1,222     1,222     1,222     1,222
Net income (loss) available
  to common shareholders     (3,941)   (1,138)   (3,937)  (93,518)
Net income (loss) per share
  available to common
  shareholders:
Continuing operations          (.62)     (.22)     (.63)   (13.45)
Discontinued operation          .05       .06       .05       .01
Total                          (.57)     (.16)     (.57)   (13.44)
Number of common and common
  equivalent shares outstanding
  (weighted-average) (2)      6,954     6,954     6,954     6,955

1992
Revenues                   $151,822  $129,457  $124,780  $130,230
Costs and expenses (3)      151,156   131,300   126,120   163,039
Net income (loss) from
   continuing operations       (944)   (3,297)   (3,176)  (35,619)
Net income (loss) from
   discontinued operation     1,139       581     1,191      (899)
Net income (loss)               195    (2,716)   (1,985)  (36,518)
Less preferred stock
  dividend (2)                   -         -      1,140     1,222
Net income (loss) available
  to common shareholders        195    (2,716)   (3,125)  (37,740)
Net income (loss) per share
  available to common
  shareholders:
Continuing operations          (.12)     (.40)     (.61)    (5.30)
Discontinued operation          .14       .07       .17      (.13)
Total                           .02      (.33)     (.44)    (5.43)
Number of common and common
  equivalent shares outstanding
  (weighted-average) (2)      8,260     8,250     7,085     6,954

(1)	Fourth Quarter 1993 expenses include $79,250,000 in unusual
charges for the write-off of the carrying value of certain mining operations and coal reserves along with provisions for the termination of certain coal operations and personnel. In addition, the Company recorded an additional $9,250,000 for workers' compensation. (See Note 2.)

(2)	See Consolidated Statements of Shareholders' Equity and Note 3
	of the Consolidated Financial Statements.

(3)	Fourth quarter 1992 includes charges of $20,489,000 for loans and a guarantee obligation on behalf of Adventure that filed for bankruptcy under Chapter 11 in December 1992. Also, the Company accrued an additional $3,900,000 for workers' compensation obligations. The Company increased reserves for potentially uncollectable trade receivables by $7,747,000, of this amount $3,331,000 is related to a customer which filed for bankruptcy under Chapter 11 in December 1992, the remaining
$4,416,000 resulted from the Company's credit review of its receivables. The Company increased its reserves for reclamation costs in the fourth quarter of 1992 by $2,074,000, of this amount $1,200,000 is related to Adventure.


16.	Supplementary Coal Statistics (Unaudited)


Information with respect to the Company's coal reserves is as follows:

                             1993      1992         1991        1990        1989
Demonstrated coal reserve
  base at year-end
  (thousands of tons)      815,169   966,843   1,081,872   1,131,552   1,170,992
Production tonnage
  (thousands of tons)       10,463    10,405      10,121      10,606      10,241
Average price per
  ton sold                  $25.58    $25.25      $23.87      $23.23      $23.97


The Company makes yearly evaluations of its reserves and periodically modifies the amount of reserves reported.
The reserve evaluations are based on new information developed by bore-hole drilling, examination of outcrops, acquisitions, dispositions, production, changes in mining methods, abandonments and other information.
Substantially all of the estimated coal reserves are leased from others. The decrease in 1993 is primarily due to an adjustment for reserves deemed to be uneconomical to mine based on current and projected market conditions.




Market Information on Capital Stock


Price Range:

The following table shows the range of prices for the Common Stock and Preferred Stock of the Company in the NASDAQ National Over-The-Counter Market, for the period January 1, 1991 through June 16, 1992, and on the New York Stock Exchange, for the period June 17, 1992 through December 31, 1993, for the calendar quarters indicated:
                                     Closing Prices
                        Common Stock          Preferred Stock
                        High     Low          High     Low

1992
First Quarter           21 1/4   15 1/2         -        -
Second Quarter          18 1/4   11 3/4         -        -
Third Quarter           13       11 1/4       28 1/4   25
Fourth Quarter          12 3/4   10 1/4       28 3/4   24 1/4

1993
First Quarter           11        8 3/8       26       21 3/4
Second Quarter          10 3/8    6 1/4       24 1/2   17 3/4
Third Quarter            7 3/4    5 3/4       21 7/8   17 3/8
Fourth Quarter           7 1/4    5 1/8       22       18 3/8


* Preferred Stock began trading on July 9, 1992.



Approximate Number of Equity Security Holders

                               Number of Record Holders
     Title of Class          (as of February 25, 1994)
     Common Stock                         2,068
     ($2.50 par value)

     Preferred Stock                        140
     ($1.00 par value)


Dividends:

After obtaining a waiver to its 1977 Loan Agreement, the Company declared and paid an $.08 dividend on Common Stock in each of the four quarters of 1991 and 1992. On January
26, 1993 the Company announced that the regular quarterly dividend of $.08 per share of common stock payable for the first quarter of 1993 would be suspended. Common stock dividend payments are restricted by covenants under the Company's loan agreements. Currently the Company is not able to pay common stock dividends based on these restrictive covenants.

Preferred stock dividends at a rate of 8.5% per annum have been paid quarterly since the third quarter of 1992. The last quarterly preferred stock dividend was declared on February 25, 1994 and was paid on April 1, 1994. The continuation of payment of preferred stock dividends is at the discretion of the Company's board of directors.
However, there are statutory restrictions limiting the payments of preferred dividends under Delaware law, the state in which the Company is incorporated. Under Delaware law, the Company is only permitted to pay dividends either:
(1) out of surplus, surplus being the amount of shareholders' equity in excess of the par value of the Company's two classes of stock; or (2) in the event of no surplus, out of net profits for the fiscal year in which a dividend is declared (or out of net profits from the preceding fiscal year), but only to the extent that equity exceeds par value of preferred stock ($575,000). The combined par value of the Company's preferred and common stocks is $17,964,000.