Form 10-K, Exhibit 13
WESTMORELAND COAL CO
filed 1995-03-31
CIK 106455

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS


Plan of Reorganization

On November 8, 1994, the Company filed a petition under Chapter 11 of the Federal Bankruptcy Code seeking the confirmation of a so-called "pre-packaged" plan of reorganization (the "Plan of Reorganization"). This measure was taken to obtain protection from the Company's principal lenders pending the closing of the sale of the assets of Criterion which closing was also facilitated by the filing. The Federal Bankruptcy Court approved the Company's Plan of Reorganization on December 16, 1994. As provided in the Plan of Reorganization, the Company proceeded to complete its sale of the assets of Criterion Coal Company ("Criterion") on December 22, 1994 and paid in full its maturing debt obligations at which time it emerged from bankruptcy. Refer to Note 1 to the Consolidated Financial Statements for additional information concerning the Company's Plan of Reorganization.


Years Ended December 31, 1994, 1993 and 1992
Liquidity and Capital Resources


Cash provided from operating activities totalled $13,622,000, $32,600,000 and $1,758,000 in 1994, 1993 and
1992, respectively. The Company's withdrawal from the export market and its related decreased participation in the brokered coal business provided $19,208,000 of cash in 1994. This amount resulted from reductions since December 31, 1993 of $17,940,000 related to export receivables, $6,000,000 related to domestic receivables for coal sold on behalf of unaffiliated producers and $3,553,000 related to coal export inventory, all of which was partially offset by an $8,285,000 reduction in accounts payables related to unaffiliated producers. Cash provided from operating activities in 1993 was due principally to an aggressive working capital management effort as the Company initiated its withdrawal from the export market in 1993. The Company reduced trade receivable balances by $17,199,000 and coal inventory levels by $5,596,000 in 1993.

Cash provided from investing activities in 1994 was $43,886,000 and cash used in investing activities totalled $7,223,000 and $40,514,000 in 1993 and 1992, respectively.
The Company realized net proceeds from the sale of the assets of Criterion and other assets totalling $78,273,000 in 1994. Cash used for investment purposes at Westmoreland Energy, Inc. ("WEI") was $27,928,000 during 1994 of which $23,178,000 was used for equity funding commitments for Independent Power Operations. The Company invested $5,892,000 in capital additions in 1994, consisting primarily of $3,200,000 for underground equipment at Virginia Division and $1,544,000 at Westmoreland Resources, Inc.("WRI"). 1993 capital additions of $8,190,000 consisted primarily of $5,230,000 at Criterion and $2,357,000 at the Virginia Division. The 1993 capital additions at Criterion were comprised of $3,883,000 for mining equipment, which was sold and leased back, $800,000 for mine development and $547,000 for expansion of Criterion's preparation plant. The 1993 capital additions at the Virginia Division consisted of $1,800,000 to sustain operations and $557,000 for mine development. The Company invested $33,694,000 in capital additions in Coal Operations and $9,641,000 in equity funding commitments for Independent Power Operations in 1992. 1992 capital additions included $9,344,000 for infrastructure construction to support a new longwall mining system at the Pierrepont Mine in Virginia and $11,521,000 for a new coal preparation plant at Criterion.
The Company plans to invest approximately $4,600,000 for equity funding commitments in its Roanoke Valley II ("ROVA II") project during the second half of 1995 and $1,700,000 in sustaining capital in coal operations during 1995 which will be funded through existing cash balances. Refer to Note 6 for further details related to the ROVA II equity funding commitment.

Cash used in financing activities in 1994 and 1993 totalled $66,317,000 and $11,864,000, respectively. Cash provided from financing activities in 1992 totalled $35,656,000.
Cash used in 1994 included the repayment of the Company's Revolving Credit Loan of $12,000,000, its 10% Senior Unsecured Notes of $12,825,000, the payment of the Reimbursement Obligation related to the Dominion Terminal Associates ("DTA") bonds of $26,560,000 (refer to Notes 5 and 7) and other debt repayments of $3,281,000. The Company also transferred $8,210,000 during 1994 to a cash deposit account to collateralize the Company's outstanding surety bonds for its workers' compensation self-insurance programs. The Company paid preferred stock dividends of $2,444,000 in 1994. Cash used in 1993 included debt repayments of $9,346,000 of which $2,500,000 related to the Company's Revolving Credit Loan, $2,475,000 related to the 10% Senior Unsecured Notes and the remainder was primarily related to capital lease obligations. Preferred stock dividends of $4,888,000 were paid in 1993. Cash provided in 1992 was $54,528,000 from the issuance of preferred stock and $14,500,000 from the Company's Revolving Credit Loan. Repayments of debt in 1992 totalled $8,479,000 and $18,496,000 was used to purchase and retire common stock of
the Company.   Preferred stock dividends of $1,140,000, and
common stock dividends of $2,433,000 were paid in 1992.


The Company's total debt to capitalization ratio (total debt, divided by the sum of total debt, minority interest and shareholders' equity) was 21% at December 31, 1994 and 51% at December 31, 1993. This substantial improvement is due to the repayment of debt out of the proceeds from the sale of the assets of Criterion and the impact on shareholders' equity of the related gain.

The Company's consolidated cash and cash equivalents at December 31, 1994 totalled $15,453,000 (including $2,445,000 at WRI). At
December 31, 1993, cash and cash equivalents totalled $24,262,000 (including $2,772,000 at WRI). None of the Company's cash and cash equivalents was or is restricted as to use or disposition. The cash at WRI, a 60%-owned subsidiary, is available to the
Company only through dividends.   The Company's current ratio was
.97 at December 31, 1994, up from .93 at December 31, 1993.

Preferred stock dividends at a rate of 8.5% per annum were paid quarterly from the third quarter of 1992 through the first quarter of 1994. The declaration and payment of preferred stock dividends was suspended in the second quarter of 1994 in connection with extension agreements with the Company's principal lenders. The last quarterly preferred stock dividend paid in 1994 was on April 1, 1994. Common stock dividend payments were not permitted under covenants contained in the Company's loan agreements from January 1993 through December 22, 1994. Further payment of common stock dividends is not permitted until the preferred stock dividends that are in arrears are made current. On February 1, 1995 the Board of Directors declared a first quarter 1995 preferred stock dividend to be paid April 1, 1995 to holders of record as of March 10, 1995. The three quarterly dividends which are in arrears at December 31, 1994 (those dividends whose payment dates would have been July 1, 1994, October 1, 1994 and January 1, 1995) amount to $3,666,000 in the aggregate ($6.38 per preferred share). The Company's Board of Directors will continue to review the payment of quarterly preferred stock dividends as well as the three preferred stock dividends which are in arrears, in light of the Company's ongoing business circumstances.

There are also statutory restrictions limiting the payment of preferred stock dividends under Delaware law, the state in which the Company is incorporated. Under Delaware law, the Company is permitted to pay preferred stock dividends only: (1) out of surplus, surplus being the amount of shareholders' equity in excess of the par value of the Company's two classes of stock; or
(2) in the event there is no surplus, out of net profits for the fiscal year in which a preferred stock dividend is declared (and/or out of net profits from the preceding fiscal year), but only to the extent that shareholders equity exceeds par value of preferred stock ($575,000). The combined par value of the Company's preferred and common stocks is $17,965,000. The Company's shareholders' equity at December 31, 1994 was $50,724,000.



Liquidity Outlook

The Company continues its strategic review of operations as part of its plan to improve cash flow, eliminate non-strategic or underperforming assets and reposition the Company so that it can achieve meaningful and sustainable profitability.

As a result of these efforts the Company has shutdown and/or sold the assets of several operations and has withdrawn from certain markets in which it once participated. In 1994, these measures have allowed the Company to pay off its principal debt obligations, fund $23,178,000 of equity commitments for its independent power projects and conserve working capital. The Company believes it now has sufficient cash resources to meet its current obligations and working capital needs, including the remaining equity funding commitments of an estimated $4,600,000 for current WEI projects.

The Company is continuing its efforts to improve the competitiveness and profitability of its Virginia Division through cost control, productivity improvement and closure of non-essential high cost operations. By July 1996, the Virginia Division will lose the benefit of two coal supply contracts having sales prices substantially above the current market price for similar types of coal. The Georgia Power Company coal supply contract, with shipments of 942,000 tons in 1994, terminates in April 1995. The above market price of the Duke Power Company coal supply contract, with shipments of 2,792,000 tons in 1994, expires in July 1996; however, the contract can be extended through December 31, 2000 provided the parties can reach an
agreement on the sales price after July 1996.   It is likely that
the new sales price would be at current market prices. In 1994, shipments to these two customers accounted for approximately 83% of the Virginia Division's sales tons. In 1994, the Company's Virginia Division experienced an operating loss of $3,726,000, including approximately $18,000,000 of non-cash expenses for
depreciation and postretirement medical costs.   The Virginia
Division will not be able to operate profitably or generate positive cash flow from operations after July 1996, even after excluding the ongoing fixed cash costs of idled operations(estimated to be in excess of $10,000,000 annually), which primarily consist of postretirement medical and workers' compensation benefits, unless market prices for eastern coals increase significantly and/or the Company is able to substantially reduce the cost per ton of the coal produced. The projected cash flows during the next two years, including anticipated cash shutdown costs but excluding postretirement medical costs, exceed the carrying value of the assets at December 31, 1994. Therefore, the Virginia Division's assets are not deemed to be impaired at this time.

The Company is reviewing its options, which include the possible future sale, downsizing or shutdown of all or a portion of the Virginia Division, at which time the Company may be required to recognize, for accounting purposes, a significant portion of its postretirement medical liabilities. The total amount of the postretirement medical liabilities which would be expensed at the time the Virginia Division's shutdown, downsizing or sale occurs is not known at this time, however the impact of this non-cash expense on shareholders' equity could affect the Company's ability to pay preferred stock dividends. Refer to Note 10 for further information regarding the actuarially estimated net present value of postretirement medical benefits related to the Company's self-insured single employer plans and the UMWA Benefit Trust Funds which are multi-employer plans. Refer to Note 12 for additional information regarding dividend restrictions under Delaware law.


The major factor hampering the Company's long-term liquidity outlook is the significant "heritage costs" of the Company. These heritage costs primarily consist of cash payments for postretirement medical benefits and for workers' compensation. The Company has ongoing cash expenditures in excess of $12,000,000 per year for postretirement medical benefits and over $6,000,000 per year for workers' compensation benefits.

The Company expects to fund its near-term heritage costs out of current cash balances and from positive operating cash flow of the Virginia Division, regular cash distributions from the Company's independent power projects and WRI, continued divestment or improvement of underperforming assets and cost reductions and productivity improvements. In 1995 the Company sold its Hampton Division and has an agreement to sell the assets of its subsidiary Cleancoal Terminal Company("Cleancoal"). Refer to Note 3 for further details regarding the sale of Cleancoal and
Note 2 for further details regarding the sale of the Hampton Division. The Company will attempt to address its long-term liquidity requirements through investments in profitable acquisitions as well as the cash sources indicated above. Refer to Note 6 for a discussion of a potential reduction in future cash distributions to the Company from the Roanoke Valley I ("ROVA I") project.




RESULTS OF OPERATIONS:
1994 Compared to 1993

                                                1994     1993*
                                               (in thousands)

Coal Operations:
   Virginia Division                      $  (3,726) $(24,309)
   Hampton Division                           4,490   (42,238)
   Criterion Coal Company                     8,094    10,289
   Pine Branch Mining Inc.                   (1,778)   (1,356)
   Westmoreland Resources, Inc.               2,592     3,152
   Westmoreland Coal Sales Company            1,895     1,877
   Net corporate expenses                   (15,230)  (11,545)
   West Virginia - Idled Operations          (8,657)  (29,779)
   Cleancoal Terminal Company                (3,446)     (126)
   Total Coal Operations                    (15,766)  (94,035)


Independent Power Operations                    548    (1,195)

Operating (loss)                          $ (15,218) $(95,230)

Gains on the sales of assets:

   Criterion Coal Company		$ 34,142  $    -
   West Virginia - Idled Operations           6,988       -
   Independent Power Operations                 -       2,000
                                           $ 41,130  $  2,000


* Certain amounts have been reclassified to conform to current classifications.


Details of tons sold (in thousands) and average revenue per ton sold for 1994 and 1993 are as follows:

                                               1994      1993
     By Segment:

     Virginia Division  *                     4,594     4,913
     Hampton Division                         1,119     1,561
     Criterion Coal Company                   1,954     1,853
     Westmoreland Resources, Inc.             4,364     3,224
     Total Westmoreland Operations           12,031    11,551
     For Others                               2,784     5,136

     Total tons sold                         14,815    16,687

     By Source and Geographic Sector:

     Own Operations-Inland                   11,845    11,136
     Own Operations-Export                      186       415
     For Others-Inland                        1,934     2,261
     For Others-Export                          850     2,875

     Total                                   14,815    16,687

     Average revenue per ton sold:

          Eastern Operations                $ 32.30   $ 32.38
          Westmoreland Resources, Inc.         7.04      7.98
          Weighted Average                  $ 24.86   $ 27.66

     * Includes tons:
	Sold by Pine Branch Mining Inc.         270       215
	Purchased from unaffiliated producers   894       755




Summary


The Company incurred operating losses of $15,218,000
(excluding $41,130,000 of gains on the sales of assets) and $95,230,000 (including unusual charges of $79,250,000) in 1994 and 1993, respectively.

The most significant item affecting results of operations for 1993 was $79,250,000 of unusual charges related to the write-off of the carrying value of certain mining operations and coal reserves along with provisions for the termination of certain operations and personnel. These charges resulted from the Company's continuing strategic review of its mining operations in light of projected costs, prices and demand. Refer to Note 4 for details related to the unusual charges.

The most significant items affecting 1994's net income were gains of $34,142,000 on the sale of the assets of Criterion and $6,988,000 on the sale of several inactive properties in West Virginia. Refer to Note 2 for details related to asset sales.

The following sections compare the results of 1994 to 1993.

Virginia Division

Virginia Division incurred operating losses of $3,726,000 in 1994 compared to operating losses of $24,309,000 in 1993.

-  Included in 1993's results were unusual charges totalling
$16,092,000.  Refer to Note 4 for further details.

- The Virginia Division recognized $7,574,000 of workers' compensation expense in 1994 compared to $14,725,000 in 1993. The amount recorded in 1993 reflects a $9,250,000 adjustment based upon management's reassessment of the workers' compensation liability. In 1994 the Company refined its methodology for estimating the Company's workers' compensation liabilities by engaging an independent actuary and as a result accrued an additional $3,200,000 expense in 1994 related to prior years' claims for the Virginia Division. The Company will continue to utilize an actuarial analysis in the future as it is a more reliable method of estimating this liability.

-  Due to reduced production from Company mines, the
Virginia Division purchased an additional 139,000 tons from
unaffiliated producers during 1994 compared to 1993.   This
production shortfall added approximately $3,000,000 in additional costs over the 1993 levels.

- Depreciation expense in 1994 decreased $2,553,000 over the 1993 amount due to the write-down of certain plant and equipment in the fourth quarter of 1993.


Hampton Division

Hampton Division recorded operating income of $4,490,000 and operating losses of $42,238,000 in 1994 and 1993, respectively.

- Hampton's results improved due to the elimination of losses related to that portion of the Hampton Division that was closed in the second quarter of 1994. Reserves for these operating losses and shutdown costs were accrued in the fourth quarter of 1993. The operating profit in 1994 relates to a large surface mine which was operated by a contractor on the Hampton property and a $2,100,000 reversal of a workers' compensation liability recorded in December 1993 in connection with the anticipated Hampton shutdown.


- The Hampton Division incurred unusual charges in 1993 totalling $43,158,000 related to the planned discontinuation of most of the Hampton Division's operations in the second quarter of 1994. This action was necessitated by the loss of an above-market coal supply contract in December 1993. Based on market conditions and cost structures, it was unlikely that there were operational scenarios which would have resulted in future positive cash flow had the Company continued to operate the deep mine, the preparation plant and the support facilities. The other major above-market coal supply contract associated with the Hampton Division continued to be supplied by the production from a contractor-operated surface mine on the property. The components of the shutdown costs were $8,247,000 for fixed asset writedowns, $25,653,000 related to the accrual of postretirement medical liabilities, $3,900,000 in termination costs for approximately 130 employees, $1,800,000 for reclamation and $3,558,000 for anticipated operating losses and other shutdown reserves.



Criterion Coal Company

Criterion recorded operating income of $8,094,000 and $10,289,000 in 1994 and 1993, respectively. Criterion's operating income in the second half of 1994 was hampered by a temporary deterioration in geological conditions at certain mines.


Pine Branch Mining Incorporated ("Pine Branch")

Pine Branch had operating losses of $1,778,000 and $1,356,000 in 1994 and 1993, respectively. Pine Branch experienced unusually severe weather conditions in the first quarter of 1994 adversely impacting production and operating costs which led to an operating loss for the first quarter of 1994 of $1,180,000. Productivity increased during the second half of 1994 as a result of a new operating plan.


Westmoreland Resources, Inc.

WRI had operating income of $2,592,000 and $3,152,000 in 1994 and 1993, respectively. The decrease in earnings was due to lower "take or pay" payments received in 1994 compared to 1993 from contracts whose terms have since ended and increased legal costs of $390,000 in 1994 related to a dispute with the Crow Indian Tribe. Also, the price received from WRI's second largest customer was reduced as part of the renegotiation of its contract. This deterioration was partially offset by earnings on higher levels of shipments in 1994. The Company received cash dividends from WRI of $1,500,000 and $540,000 in 1994 and 1993, respectively.


Westmoreland Coal Sales Company ("WCSC")

WCSC had operating income of approximately $1,900,000 in both 1994 and 1993. Included in the 1994 results was $2,833,000 in income generated from the reversal of bad debt allowances related to a contract assigned to CONSOL of
Kentucky, Inc. ("CONSOL").   Excluding this benefit, the
decrease in 1994's operating income was primarily due to the absence of profits from sales to the export market and the related brokering business. WCSC reduced its selling and administrative expenses by $1,000,000 in 1994.




Net Corporate Expenses

Net corporate expenses increased $3,685,000 in 1994 over 1993. The increase was due to $4,382,000 of expenses related to the Company's bankruptcy proceedings. $1,050,000 of the bankruptcy cost was related to legal fees, $2,332,000 was related to the settlement of non-Criterion related claims and $1,000,000 was accrued for the buyout of the Company's building lease in Philadelphia under a settlement negotiated during the bankruptcy proceedings. The Company plans to move to less costly office facilities during 1995. The Company also experienced higher legal costs prior to the bankruptcy proceedings, primarily related to debt restructuring negotiations. Other corporate expenses were reduced in 1994 as a result of the August 1993 workforce reduction.

West Virginia - Idled Operations

The Company had operating losses of $8,657,000 in 1994 and $29,779,000 (including $20,000,000 of unusual charges) in 1993. The unusual charges in 1993 represented the write-off of the partially developed Triangle Mine Complex ("Triangle"). Refer to Note 4 for details related to the write-off of Triangle in 1993 and refer to Note 2 for the subsequent sale of Triangle in 1994. Excluding the unusual charges in 1993, West Virginia - Idled Operations are made up of costs (principally postretirement and workers' compensation costs) associated with mining operations in West Virginia which had been closed in prior years. In 1994 the Company refined its methodology for estimating the Company's workers' compensation liabilities by engaging an independent actuary and as a result reduced the workers' compensation liability by $622,000 in 1994 for the idled operations in West Virginia. The Company will continue to utilize an actuarial analysis in the future as it is a more reliable method of estimating this liability.




Cleancoal Terminal Company

The Company announced, during the fourth quarter of 1994, that it had reached agreement with an indirect wholly-owned subsidiary of CSX Corporation ("CSX") to release the Company from an $8,864,000 loan guarantee reflected in Long-Term Debt in the Company's Consolidated Balance Sheet in exchange for the transfer of the assets of Cleancoal and the payment of $2,500,000 to CSX. The Company will also be released from related interest payments to CSX of approximately $70,000 per month when this transaction closes. The transaction is expected to be completed in 1995. The anticipated loss of $1,882,000 related to this transaction was recognized in 1994. The Cleancoal terminal was shut down in January 1995 and the majority of its employees were laid off on January 31, 1995.

Cleancoal incurred operating losses in 1994 of $3,446,000, including the anticipated loss of $1,882,000 on the pending sale of its assets, and $126,000 in 1993. Cleancoal has an annual transloading capacity of 6,000,000 tons. In a highly competitive market, Cleancoal transloaded 1,304,000 tons, 2,511,000 tons and 2,144,000 tons in 1994, 1993 and 1992, respectively.

Independent Power Operations

The Company's Independent Power Operations, through its wholly-owned subsidiary WEI, recorded operating income of $548,000 in 1994 and incurred operating losses of $1,195,000
in 1993.    WEI has interests in eight projects, of which
seven were operational as of December 31, 1994 and the eighth is scheduled to become operational in the second quarter of 1995. The Company expects WEI to remain profitable with increased earnings and cash distributions in 1995 as a result of a full year's operation of the facilities which began commercial operations in 1994.


WEI owns a 50% partnership interest in Westmoreland-LG&E Partners (the "ROVA Partnership"). The ROVA Partnership's principal customer contracted to purchase the electricity generated by ROVA I under a long-term contract. In the second quarter of 1994, that customer disputed the ROVA Partnership's interpretation of the provisions of the contract dealing with the payment of the capacity purchase price when the facility experiences a forced outage day. A forced outage day is a day when ROVA I is not able to generate a specified level of electrical output. The ROVA Partnership believes that the customer is required to pay the ROVA Partnership the full capacity purchase price unless forced outage days exceed a contractually stated annual number. The customer asserts that it is not required to do so.

Through December 31, 1994, the customer withheld approximately $5,856,000 of capacity purchase price payments to the ROVA Partnership because of this dispute. On
October 31, 1994, the ROVA Partnership filed a complaint in the Circuit Court of the City of Richmond, Virginia to recover these amounts and to confirm that such payments may not be withheld in the future. On December 12, 1994 the customer filed a motion to dismiss the complaint and on March 17, 1995 the Court granted this motion. The ROVA Partnership is evaluating its legal options which include the possibility of an appeal of this ruling. The capacity purchase price withheld had been included in the revenues and earnings of the ROVA Partnership until a reserve was recorded as of December 31, 1994 for the full amount withheld by the customer. WEI had recognized its 50% share of the withheld payments in earnings in the second, third and fourth quarters of 1994. In the fourth quarter of 1994, WEI's revenues were reduced by $2,928,000, representing its 50% share of the disputed amount. The customer has withheld an additional $872,000 from the ROVA Partnership through March 24, 1995. No earnings are being recognized by WEI in 1995 for payments withheld by the customer relating to forced outage days. The Company believes that the ROVA Partnership's position is correct. However, the Company is unable to predict the outcome of this proceeding, or the amount, if any, that the customer may be ordered to pay related to this matter. Additionally, WEI has been evaluating ways to minimize the number of forced outage days
in the future.   Regardless of the outcome, the Company
believes ROVA I will continue to operate profitably and generate positive cash flows.



Gains on the sales of assets

The Company realized gains in 1994 of $34,142,000 on the sale of the assets of Criterion and $6,988,000 on the sale of several inactive properties in West Virginia. The Company realized a $2,000,000 gain in 1993 from the sale of a portion of its interest in the Ft. Lupton independent power project. Refer to Note 2 for details related to asset sales.


Other

Coal revenues in 1994 decreased $95,090,000 (20%) from 1993 due principally to the Company's decision to withdraw from the export market ($70,150,000 decline in revenues) and the partial shutdown of the Hampton Division in May of 1994
($18,326,000 decline in revenues).

Income tax expense in 1994 and 1993 included the provision for WRI, which is not consolidated with the Company for Federal income tax purposes, and state taxes related to the Company's other operations. Also included in 1993 was a $683,000 benefit related to the settlement of a state income tax dispute.


Inflation did not have a material impact on the Company's operations in 1994.


Trends and Uncertainties

There are a number of factors that may impact the future earnings of the Company. Based on information available to the Company at this time, the following factors or future actions have been identified for which the impact is uncertain but could be substantial:

- The Company entered into a five-year agreement with the United Mine Workers' of America ("UMWA") effective December
16, 1993 (the "1993 Agreement"). This agreement provides mechanisms for flexibility which can contribute to those operations becoming more competitive.

- The 1993 Agreement provides for wage increases of $.40 per hour on December 16, 1994 and December 16, 1995 and for additional wage "reopeners" in 1996 and 1997.

- The Company is continuing its efforts to improve the competitiveness and profitability of its Virginia Division through cost control, productivity improvement and closure of non-essential high cost operations. By July 1996, the Virginia Division will lose the benefit of two coal supply contracts having sales prices substantially above the current market price for similar types of coal. The Georgia Power Company coal supply contract, with shipments of 942,000 tons in 1994, expires in April 1995. The above market price of the Duke Power Company coal supply contract, with shipments of 2,792,000 tons in 1994, expires in July 1996; however, the contract can be extended through December 31, 2000 provided the parties can reach an agreement on the sales price after July 1996. It is likely that the new sales price would be at current market prices. In 1994, shipments to these two customers accounted for approximately 83% of the Virginia Division's sales tons. In 1994, the Company's Virginia Division experienced an operating loss of $3,726,000, including approximately $18,000,000 of non-cash expenses for depreciation and postretirement medical costs. The Virginia Division will not be able to operate profitably or generate positive cash flow from operations after July 1996, even after excluding the ongoing fixed cash costs of idled operations (estimated to be in excess of $10,000,000 annually), which primarily consist of postretirement medical and workers' compensation benefits, unless market prices for eastern coals increase significantly and/or the Company is able to substantially reduce the cost per ton of the coal produced. The projected cash flows during the next two years, including anticipated cash shutdown costs but excluding postretirement medical costs, exceed the carrying value of the assets at December 31, 1994. Therefore, the Virginia Division's assets are not deemed to be impaired at this time.

The Company is reviewing its options, which include the possible future sale, downsizing or shutdown of all or a portion of the Virginia Division, at which time the Company may be required to recognize, for accounting purposes, a significant portion of its postretirement medical liabilities. The total amount of the postretirement medical liabilities which would be expensed at the time the Virginia Division's shutdown, downsizing or sale occurs is not known at this time, however the impact of this non-cash expense on shareholders' equity could affect the Company's ability to pay preferred stock dividends. Refer to Note 10 for further information related to the actuarially estimated net present value of postretirement medical benefits related to the Company's self-insured single employer plans and the UMWA Benefit Trust Funds, which are multiemployer plans. Refer to
Note 12 for additional information regarding dividend restrictions under Delaware law.


- The major factor hampering the Company's long-term liquidity outlook is the significant "heritage costs" of the Company. These heritage costs primarily consist of cash payments for postretirement medical benefits and for workers' compensation. The Company has ongoing cash expenditures in excess of $12,000,000 per year for postretirement medical benefits and over $6,000,000 per year for workers' compensation benefits.

The Company expects to fund its near-term heritage costs, out of current cash balances and from positive operating cash flow of the Virginia Division, regular cash distributions from the Company's independent power projects and WRI, continued divestment or improvement of underperforming assets and cost reductions and productivity improvements. In 1995 the Company sold its Hampton Division and has an agreement to sell the assets of its subsidiary Cleancoal. Refer to Note 3 for further details regarding the sale of Cleancoal and Note 2 for further details regarding the sale of the Hampton Division. The Company will attempt to address its long-term liquidity requirements through investments in profitable acquisitions as well as the cash sources indicated above. Refer to Note 6 for a discussion of a potential reduction in future cash distributions to the Company from the ROVA I project.



- WEI owns a 50% partnership interest in the ROVA Partnership. The ROVA Partnership's principal customer contracted to purchase the electricity generated by ROVA I under a long-term contract. In the second quarter of 1994, that customer disputed the ROVA Partnership's interpretation of the provisions of the contract dealing with the payment of the capacity purchase price when the facility experiences a forced outage day. A forced outage day is a day when ROVA I is not able to generate a specified level of electrical output. The ROVA Partnership believes that the customer is required to pay the ROVA Partnership the full capacity purchase price unless forced outage days exceed a contractually stated annual number. The customer asserts that it is not required to do so.

Through December 31, 1994, the customer withheld approximately $5,856,000 of capacity purchase price payments to the ROVA Partnership because of this dispute. On October 31, 1994, the ROVA Partnership filed a complaint in the Circuit Court of the City of Richmond, Virginia to recover these amounts and to confirm that such payments may not be withheld in the future. On December 12, 1994 the customer filed a motion to dismiss the complaint and on March 17, 1995 the Court granted this motion. The ROVA Partnership is evaluating its legal options which include the possibility of an appeal of this ruling. The capacity purchase price withheld had been included in the revenues and earnings of the ROVA Partnership until a reserve was recorded as of December 31, 1994 for the full amount withheld by the customer. WEI had recognized its 50% share of the withheld payments in earnings in the second, third and fourth quarters of 1994. In the fourth quarter of 1994, WEI's revenues were reduced by $2,928,000, representing its 50% share of the disputed amount. The customer has withheld an additional $872,000 from the ROVA Partnership through March 24, 1995. No earnings are being recognized by WEI in 1995 for payments withheld by the customer relating to forced outage days. The Company believes that the ROVA Partnership's position is correct. However, the Company is unable to predict the outcome of this proceeding, or the amount, if any, that the customer may be ordered to pay related to this matter. Additionally, WEI has been evaluating ways to minimize the number of forced outage days in the future. Regardless of the outcome, the Company believes ROVA I will continue to operate profitably and generate positive cash flows. Refer to the Recent Developments Relating to Independent Power Projects' section of
Note 6 for a discussion of other issues involving WEI.






RESULTS OF OPERATIONS:
1993 Compared to 1992
                                                1993*      1992*
                                               (in thousands)

Coal Operations:
   Virginia Division                      $ (24,309)  $ (8,786)
   Hampton Division                         (42,238)      (967)
   Criterion Coal Company                    10,289      6,492
   Pine Branch Mining Inc.                   (1,356)      (485)
   Westmoreland Resources, Inc.               3,152      5,911
   Westmoreland Coal Sales Company            1,877     (6,608)
   Net corporate expenses                   (11,545)   (25,718)
   West Virginia - Idled Operations         (29,779)    (4,310)
   Cleancoal Terminal Company                  (126)      (854)
   Total Coal Operations                    (94,035)   (35,325)


Independent Power Operations                 (1,195)     1,679

Operating income (loss)                   $ (95,230)  $(33,646)

Gains on the sale of assets:
  Independent Power Operations            $   2,000   $    -


*Certain amounts have been reclassified to conform with current classifications.



Details of tons sold (in thousands) and average revenue per ton sold for 1993 and 1992 are as follows:

                                               1993      1992
     By Segment:

     Virginia Division   *                    4,913     4,752
     Hampton Division                         1,561     1,745
     Criterion Coal Company                   1,853     1,786
     Westmoreland Resources, Inc.             3,224     3,491
     Total Westmoreland Operations           11,551    11,774
     For Others                               5,136     7,606

     Total tons sold                         16,687    19,380

     By Source and Geographic Sector:

     Own Operations-Inland                   11,136    10,722
     Own Operations-Export                      415     1,052
     For Others-Inland                        2,261     3,845
     For Others-Export                        2,875     3,761

     Total                                   16,687    19,380

     Average revenue per ton sold:

        Eastern Operations                 $ 32.38    $ 31.75
        Westmoreland Resources, Inc.          7.98       8.30
        Weighted Average                   $ 27.66    $ 27.53


     * Includes tons:
	Sold by Pine Branch Mining Inc.         215       117
	Purchased from unaffiliated producers   755       645




Summary

The Company reported operating losses of $95,230,000 and $33,646,000 for 1993 and 1992, respectively. The most significant item in 1993 was $79,250,000 of unusual charges related to the write-off of the carrying value of certain mining operations and coal reserves along with provisions for the termination of certain operations. These charges resulted from the Company's strategic review of its mining operations in light of projected costs, prices and demand. The $79,250,000 was comprised of $43,158,000 for the planned shut-down in 1994 of most of the Hampton Division's operations, $20,000,000 for the write-off of the Triangle mine complex idled since 1980 and classified within West Virginia - Idled Operations and $16,092,000 for the planned closedown in 1994 of the Wentz mine complex and the write-off of certain other assets within the Virginia Division. Refer to Note 4 for information concerning these unusual charges.

Also impacting 1993 results was an additional $9,250,000 accrual for Virginia Division workers' compensation liabilities.

The final major variance in 1993 was the impact of SFAS 106 which was adopted effective January 1993. As a result of adopting SFAS 106, and electing the option which permits recognition of these postretirement medical benefits over a twenty year period, the Company incurred an increase of $10,527,000 of non-cash charges in 1993 as compared to 1992.

Operating losses from operations for 1992 included a number of charges totalling $34,610,000.

-	$20,489,000 was related to loans and a guarantee
obligation and other related items on behalf of Adventure, a coal supplier, that filed for bankruptcy.

-	The Company also increased reserves for potentially
uncollectible trade receivables and additional reclamation costs by $7,747,000 and $2,074,000 respectively.

-	An additional $3,900,000 was accrued for a change in
estimates of previously established workers' compensation obligations

-	$400,000 valuation adjustment was made to its mining
supplies inventories.


Virginia Division
The Virginia Division incurred operating losses of $24,309,000 and $8,786,000 in 1993 and 1992, respectively.

Included in 1993's results were unusual charges totalling
$16,092,000.  Refer to Note 4 for further details.

The adoption of SFAS 106 increased expenses in the Virginia
Division by $6,173,000 in 1993 compared to 1992.

The Duke Power Company contract price was reduced in 1993 under a market reopener, which resulted in decreased revenues and earnings of $7,100,000.

Total workers' compensation expense for the Virginia
Division  was $14,725,000 and $11,100,000 in 1993 and 1992,
respectively.

Offsetting these increased costs and decreased revenues was an improvement in operating efficiency over 1992. This improvement is mainly attributable to increased productivity levels and better mining conditions. Also, the Pierrepont mine had its longwall mining system in place for the entire year of 1993 compared to 1992 when it was only operational in the fourth quarter.

Hampton Division
The Hampton Division had operating losses of $42,238,000 and $967,000 in 1993 and 1992, respectively.

Included in 1993 were unusual charges of $43,158,000. Refer to Note 4 for further details.

Included in 1993 was the increased expense related to SFAS
106 totalling $652,000.

1992's losses were mainly attributable to environmental costs of $946,000 related to the treatment of water being discharged from a closed mine.

Criterion Coal Company

Criterion had operating income of $10,289,000 and $6,492,000 in 1993 and 1992, respectively. Operating costs at Criterion were reduced as a result of its preparation plant becoming operational in the first quarter of 1993. The increased profitability was also attributable to a higher average revenue per ton, due to tons sold under contract that were previously sold on the spot market.



Westmoreland Resources, Inc.

WRI had operating income of $3,152,000 and $5,911,000 in 1993 and 1992, respectively. Included in 1993 was the settlement of a coal severance tax dispute between WRI and the state of Montana which decreased earnings by $900,000. Included in 1992's earnings was income from a settlement of a dispute with a customer totalling $3,000,000. Net of the above non-recurring items, operating income for 1993 improved by $1,141,000. The Company received a cash dividend of $540,000 in 1993. The Company did not receive a cash dividend from WRI in 1992.

West Virginia - Idled Operations

West Virginia - Idled Operations consists of costs associated with mining operations in West Virginia which have been idled or disposed. In 1993 these operations had costs totalling $29,779,000 versus costs of $4,310,000 in 1992. Impacting West Virginia - Idled Operations in 1993 was $20,000,000 for the write-off of the Triangle mine complex, $2,730,000 of non-cash postretirement medical expense resulting from the adoption of SFAS 106 in 1993 and $2,400,000 of charges related to retirees, which in previous years had been allocated to the Company's active mining operations.

Pine Branch Mining Inc.

Pine Branch, the strip mining operation in Virginia, incurred operating losses of $1,356,000 and $485,000 in 1993 and 1992, respectively. The increase in the operating losses were primarily due to the areas being mined during 1993. Pine Branch was mining in a much steeper area, with a higher ratio of overburden that needed to be removed during 1993. This resulted in a significant increase in the cost in 1993.

Westmoreland Coal Sales Company

WCSC had operating profits of $1,877,000 in 1993 and operating losses of $6,608,000 in 1992. In 1992, WCSC recorded bad debt expense of $5,578,000 related to Adventure and $8,299,000 related to trade receivables from customers. Operating income in 1993 diminished primarily as a result of decling profits relating to the export market and transactions with unaffiliated producers.



Net Corporate Expenses

Net corporate expenses were $11,545,000 and $25,718,000 in 1993 and 1992, respectively. 1992 included $14,911,000 of charges related to loans and guarantees related to Adventure.


Cleancoal Terminal Company

Cleancoal the rail-to-barge transloading and ground storage facility located on the Ohio River in Kentucky reported operating losses of $126,000 and $854,000 in 1993 and 1992, respectively. Cleancoal experienced a 17% increase in tons transloaded over 1992, which decreased Cleancoal's operating losses in 1993.


Independent Power Operations

WEI incurred an operating loss of $1,195,000 in 1993 and had operating income of $1,679,000 in 1992. WEI incurred an expense of $2,459,000 in 1993 relating to the amortization of fees paid as consideration for guarantees of equity funding Commitments, which is further discussed in Note 6. WEI's income from operations in 1992 included $2,300,000 in development fees partially offset by a $1,500,000 reduction in the carrying value of an investment in a plant under development.


Gain on the sales of assets

The Company realized a $2,000,000 gain in 1993 from the sale of a portion of its interest in the Ft. Lupton independent power project.


Other

Interest expense increased $772,000 or 19% in 1993 due to interest payments being made on a $8,864,000 loan being guaranteed by the Company on behalf of Adventure, which guarantee will be eliminated when the Cleancoal transaction with CSX is completed. Refer to Note 3 for details regarding this transaction.

Interest income increased $180,000, or 30%, due to higher overall investments.

Other income in 1993 reflects increased income from scrap sales and royalties.

Income taxes in 1993 and 1992 principally reflected the provision for WRI, which is not consolidated with the Company for Federal income tax, and state taxes related to the Company's other operations. Also included in 1993 was a $683,000 benefit related to the settlement of a state income tax dispute.

Inflation did not have a material impact on the Company's operations in 1993.

Westmoreland Coal Company and Subsidiaries
Five-Year Review
                                           1994     1993*   1992*    1991*   1990*
Consolidated Income Statements
(in thousands)
Revenue -Coal  <1>                     $ 370,166 $ 465,256 $ 536,289  $ 567,075 $ 551,099
        -Independent Power                 7,196     4,642     4,679      1,330       288
         Total revenues                  377,362   469,898   540,968    568,405   551,387
Cost and expenses <2>                    394,680   485,878   574,614    575,405   535,228
Unusual charges <4>                        2.100   (79,250)      -          -         -

Operating income (loss)                  (15,218)  (95,230)  (33,646)    (7,000)   16,159

Gains on sales of assets, net <3>         41,130     2,000      -          -        1,339
Interest expense                           5,425     4,936     4,164      4,416     4,718
Interest and other income                  2,540     2,755     1,824      1,887     4,784
Income (loss) from  operations before
 income taxes and minority interest       23,027   (95,411)  (35,986)    (9,529)   17,564
Income taxes                               2,291     1,487     3,495      2,753     3,028
Minority interest <5>                        583       748     1,543      1,120     2,007
Net income (loss)                         20,153   (97,646)  (41,024)   (13,402)   12,529
Less preferred stock dividends:
   Declared <6>                            1,222     4,888     2,362        -         -
   In arrears <6>                          3,666       -         -          -         -
Net income (loss)
 applicable to common shareholders        15,265  (102,534)  (43,386)   (13,402)   12,529

Common Stock Information
(in thousands except per share data)

Net income (loss) applicable to common
     shareholders <6>                    $  2.19  $ (14.74)  $ (5.68)  $  (1.62)  $  1.51
Dividends declared per common share           -         -        .32        .32       .32
Weighted average number of common
  and common equivalent shares <7>         6,956     6,954     7,635      8,250     8,296

Balance Sheet Data
(in thousands)

Working capital (deficit) <8>           $ (1,481) $ (6,839) $ 33,650  $  42,215  $ 60,854
Net property, plant and
    equipment <3> <4>                     89,728   146,450   204,051    193,155   201,130
Total assets <3> <4>                     229,739   265,498   324,625    320,724   338,090
Total debt <9>                            15,931    44,034    53,191     38,352    47,076
Shareholders' equity                      50,724    31,790   134,477    144,279   160,462
Additions to property, plant
    and equipment <10>                     5,895     8,298    33,729     15,766    15,243
Percentage of debt to capitalization <9>     21%       51%       27%        20%       21%

* Certain amounts have been reclassified to conform with current classifications.


 <1>	In 1994 and 1993, the Company significantly reduced the
level of activity related to selling coal in the export market and coal sourced from unaffiliated producers thus reducing revenues and costs and expenses. Coal revenues include the revenues of Cleancoal Terminal
Company.


 <2> 	In 1992, the Company established a provision for
doubtful accounts totalling $29,055,000; $20,489,000 was related to loans and a guarantee obligation on behalf of Adventure, a coal supplier that filed for bankruptcy, and $7,747,000 was established for potentially uncollectible trade receivables. In 1994 the Company reversed $2,833,000 of the trade receivable reserve into income.

 <3>	In 1994, the Company recognized a $34,142,000 gain on
the sale of the assets of Criterion to CONSOL and a gain of $6,988,000 on the sale of several inactive properties in West Virginia. Refer to Note 2 to the Consolidated Financial Statements for further details on the sales of assets.

 <4> 	In 1993, the Company recorded unusual charges related
to the write-off of the carrying value of certain mining operations and coal reserves along with provisions for the termination of certain coal operations and personnel. Refer to Note 4 to the Consolidated Financial Statements for further details.

 <5> 	Reflects the 40% interest in Westmoreland Resources,
Inc. not owned by the Company.


 <6> 	On July 1, 1992, the Company issued 575,000 shares of
Preferred Stock previously authorized. Two quarterly dividends at (8.5% per annum) were declared in 1992, four quarterly dividends were declared in 1993 and one quarterly dividend was declared in 1994. As of December 31, 1994, there were three cumulative undeclared quarterly preferred stock dividends in arrears. Cumulative undeclared preferred dividends are deducted from net income (loss) in determining net income (loss) applicable to common shareholders. Refer to Note 12 to the Consolidated Financial Statements for further information on the Company's Capital Stock.

 <7>	In 1992, the Company purchased 1,295,589 of its own
shares from Penn Virginia and in December 1992 retired the shares.

 <8>	The increase in working capital from 1993 to 1994
resulted from the Company's sale of the assets of Criterion and the subsequent repayment of the majority of its debt obligations, then classified as current liabilities. See Notes 2 and 5 for additional information.

  	The decrease in working capital from 1992 to 1993 resulted from the reclassification of long-term debt to current, the adoption of SFAS 106 and the accruals for mine closure costs, all in 1993.

 <9>	Refer to Note 5 to the Consolidated Financial
Statements for information regarding the Company's debt structure.

<10> 	1992 capital additions included $9,344,000 for
infrastructure construction to support a new longwall mining system at the Pierrepont Mine in Virginia and $11,521,000 for a new coal preparation plant at Criterion.


Westmoreland Coal Company and Subsidiaries
CONSOLIDATED BALANCE SHEETS

December 31,                                                   1994         1993*
                                                                (in thousands)
Assets
Current assets:
   Cash and cash equivalents                              $  15,453    $  24,262
Receivables:
     Coal sales                                              21,333       52,087
     Notes                                                    4,946        2,612
     Other                                                    2,367        1,911
                                                             28,646       56,610
     Less allowance for doubtful accounts                     3,317        6,296
                                                             25,329       50,314
Inventories:
     Coal                                                     3,554       10,293
     Mine supplies                                            5,050        5,763
                                                              8,604       16,056
Other current assets                                            952        3,609
        Total current assets                                 50,338       94,241

Property, plant and equipment:
   Land and mineral rights                                   30,175       50,838
   Plant and equipment                                      278,400      320,839
                                                            308,575      371,677
   Less accumulated depreciation and depletion              218,847      225,227
                                                             89,728      146,450

Assets of Cleancoal Terminal Company held for sale            6,149          -
Net assets of discontinued operation held for sale (WEI)        -         12,972
Investment in independent power operations                   43,046          -
Investment in DTA                                            20,375        1,489
Other assets                                                 20,103       10,346

        Total Assets                                     $  229,739   $  265,498

See accompanying Summary of Significant Accounting Policies and
  Notes to Consolidated Financial Statements.


* Certain amounts have been reclassified to conform with current classifications.

December 31,                                            1994        1993*
                                            (in thousands except share data)
Liabilities and Shareholders' Equity
Current liabilities:
   Current installments of long-term debt            $ 3,561     $ 28,101
   Accounts payable and accrued expenses:
     Trade                                             9,796       22,080
     Taxes, other than taxes on income                 6,099        5,757
     Payroll                                           2,668        2,739
     Workers' compensation                             5,409        5,675
     Postretirement medical costs                      8,075        9,185
	 Shutdown accruals                                 3,078        3,871
     Other                                             8,670       18,958
                                                      43,795       68,265

   Preferred dividends payable                           -          1,222
   Taxes on income                                     3,963        2,992
   Deferred income taxes                                 500          500
         Total current liabilities                    51,819      101,080
Long-term debt                                        12,370       15,933
Accrual for pneumoconiosis benefits                   15,004       17,475
Accrual for workers' compensation                     21,771       20,782
Accrual for postretirement medical costs              36,405       28,105
Other liabilities                                     16,613       25,242
Deferred income taxes                                 14,732       14,373

Minority interest                                     10,301       10,718

Commitments and contingent liabilities

Shareholders' equity:
   Preferred stock of $1.00 par value
     Authorized 5,000,000 shares:
          Issued 575,000 shares                          575          575
   Common stock of $2.50 par value
     Authorized 20,000,000 shares;
          Issued 6,957,084 shares at 12/31/94
          Issued 6,955,477 shares at 12/31/93         17,390       17,389
   Other paid-in capital                              94,653       94,651
   Accumulated deficit                               (61,894)     (80,825)
      Total shareholders' equity                      50,724       31,790

      Total Liabilities and Shareholders' Equity   $ 229,739    $ 265,498

* Certain amounts have been reclassified to conform to current classifications.

Westmoreland Coal Company and Subsidiaries
Consolidated Statements of Income
Years Ended December 31,                             1994        1993*     1992*
                                           (in thousands except per share data)
Revenues
   Coal                                         $ 370,166   $ 465,256 $ 536,289
   Independent Power                                7,196       4,642     4,679
                                                  377,362     469,898   540,968
Cost and expenses:
   Cost of coal sold                              345,430     433,074   498,205
   Cost of sales-Independent Power                  2,569       2,552     2,380
   Depreciation, depletion and amortization        16,800      21,503    22,570
   Selling and administrative                      32,619      29,006    22,404
   Provision for doubtful accounts                 (2,738)       (257)   29,055
                                                  394,680     485,878   574,614
Unusual charges                                     2,100     (79,250)     -

Operating (loss)                                  (15,218)    (95,230)  (33,646)

Gains on the sales of assets                       41,130       2,000      -
Interest expense                                    5,425       4,936     4,164
Interest income                                     1,198         783       603
Other income                                        1,342       1,972     1,221
Income (loss) before income taxes and
  minority interest                                23,027     (95,411)  (35,986)
Income taxes                                        2,291       1,487     3,495
Minority interest                                     583         748     1,543
Net income (loss)                                  20,153     (97,646)  (41,024)
Less preferred stock dividends:
    Declared                                        1,222       4,888     2,362
    In arrears                                      3,666         -         -
Net income (loss) applicable to common
  shareholders                                   $ 15,265  $ (102,534) $(43,386)

Net income (loss) per share applicable to
  common shareholders                            $   2.19  $   (14.74) $  (5.68)

Weighted average number of common
  shares outstanding                                6,956       6,954     7,635

* Certain amounts have been reclassified to conform with current classifications.

See accompanying Summary of Significant Accounting Policies and Notes to Consolidated Financial Statements.


Westmoreland Coal Company and Subsidiaries
Consolidated Statements of Shareholders' Equity
Years Ended December 31, 1992, 1993 and 1994
                                     Class A
                                   Convertible
                                  Exchangeable                  Retained
                                    Preferred  Common  Paid-In  Earnings
(in thousands except per share)      Stock     Stock   Capital  (Deficit)  Total
Balance at January 1, 1992            $    -   20,625   56,126   67,528  144,279
   Net loss                                -      -        -    (41,024) (41,024)

   Net proceeds from issuance
     of preferred stock                   575     -     53,953      -     54,528
   Cash dividends declared:
     Common stock ($.32 per share)         -      -        -     (2,433)  (2,433)
     Preferred stock (8.5% per annum)      -      -        -     (2,362)  (2,362)
   Purchase of treasury stock <1>          -   (3,239) (15,257)     -    (18,496)
   Incentive Stock Option transactions     -      -        (15)     -        (15)
Balance at December 31, 1992              575  17,386   94,807   21,709  134,477
   Net loss                                -      -        -    (97,646) (97,646)

   Cash dividends declared:
   Preferred stock (8.5% per annum)        -      -        -     (4,888)  (4,888)
   Other                                   -        3     (156)     -       (153)
Balance at December 31, 1993              575  17,389   94,651  (80,825)  31,790

   Net income                              -      -        -     20,153   20,153
   Cash dividends declared:
       Preferred stock (8.5% per annum)    -      -        -     (1,222)  (1,222)
   Other                                   -        1      2         -         3
   Balance December 31, 1994         $    575  17,390   94,653  (61,894)  50,724

   <1> 1,295,589 treasury shares were retired by the Company in December 1992.


As of December 31, 1994, there were three cumulative undeclared quarterly stock preferred dividends in arrears.


See accompanying Summary of Significant Accounting Policies and Notes to Consolidated Financial Statements.

Westmoreland Coal Company and Subsidiaries
Consolidated Statements
of Cash Flows
Years Ended December 31,                              1994      1993*       1992*
                                                          (in thousands )
Cash flows from operating activities:
Net income (loss)                                $  20,153   $ (97,646) $(41,024)
 Adjustments to reconcile net income (loss) to net
   cash provided (used) by operating activities:
    Unusual charges                                 (2,100)     79,250       -
    Gains on the sales of assets                   (41,130)     (2,000)      -
    Recognition of development fee income               -          -      (2,136)
    Equity earnings from independent power projects (6,450)     (3,195)   (2,114)
    Development fees from independent power projects    88       2,250       -
    Cash distributions from independent power
       projects                                      1,105         395       -
    Depreciation, depletion and amortization        16,800      21,503    22,570
    (Increase) decrease in deferred
      income taxes                                     359        (853)      766
    Decrease in accrual for pneumoconiosis benefits (2,471)     (2,047)   (1,979)
    Minority interest in WRI's income                  583         748     1,543
    Decrease in customers' accounts
      receivable  net of allowance for doubtful
      accounts                                      28,161      17,199     3,141
    (Increase) decrease in other receivables          (103)        361     3,717
    Decrease in inventories                          6,945       5,596     5,403
    Decrease in trade payables                     (12,284)     (9,984)  (10,081)
    Increase (decrease) in other accounts payable
      and accrued expenses                          (8,235)      4,196     1,698
    Increase in income taxes payable                   869         737       472
    Increase in accrual for postretirement
      medical costs                                  7,183      18,745       -
    Increase in workers' compensation accrual          723      10,087     5,491
    Increase (decrease) in long-term accruals          455      (5,265)   13,460
    Other                                            2,971      (7,477)      831

  Net cash provided by operating activities         13,622      32,600     1,758

Cash flows from investing activities:
   Fixed asset additions                             (5,892)    (8,190)  (33,694)
  (Increase) decrease in long-term investments         (567)    (1,286)    2,546
   Net proceeds from sales of investments and assets 78,273      2,253       275
   Equity funding of independent power projects     (23,178)       -      (9,641)
   LG&E support fee payment                          (4,750)       -         -

  Net cash provided (used) in investing activities   43,886     (7,223)  (40,514)



Cash flows from financing activities:
   Proceeds from sale/leaseback                         -        3,883       -
   Proceeds from long-term debt                         -          -      14,500
   Repayment of long-term debt                      (28,106)    (9,346)   (8,479)
   Cash used to buy DTA bonds                       (26,560)       -         -
   Net proceeds from issuance of preferred stock        -          -      54,528
   Cash deposits to support surety bonds             (8,210)    (1,000)      -
   Purchase of treasury shares                          -          -     (18,496)
   Dividends paid to shareholders                    (2,444)    (4,888)   (3,573)
   Dividends paid and other adjustments relative
    to minority shareholders                         (1,000)      (360)   (2,809)
   Other                                                  3       (153)      (15)
  Net cash provided (used) in financing activities  (66,317)   (11,864)   35,656

  Net increase (decrease) in cash and cash
    equivalents                                      (8,809)    13,513    (3,100)
Cash and cash equivalents, beginning of year         24,262     10,749    13,849
Cash and cash equivalents, end of year             $ 15,453   $ 24,262  $ 10,749


Supplemental disclosures of cash flow information:

Cash paid during the year for:
  Interest                                         $  5,489   $  5,152  $  4,057
  Income taxes, net                                   1,115      1,642     2,950
Supplemental disclosures of non-cash investing
   and financing activities:

The Company, in 1992, recorded a loan guarantee it had provided on behalf of one of its coal suppliers for $8,864,000. Refer to Note 5 for additional details.

*Certain amounts have been reclassified to conform with current classifications.

See accompanying Summary of Significant Accounting Policies and Notes to Consolidated Financial Statements.






Westmoreland Coal Company and Subsidiaries
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES



Consolidation Policy

The consolidated financial statements include the accounts of the Company and its subsidiaries after elimination of intercompany balances and transactions. To the extent that Westmoreland Coal Company (the "Company") owns 20% or more in any subsidiary, corporate joint venture or partnership, but less than a majority interest, it accounts for such investments using the equity method. The excess of the cost of the Company's investment in Westmoreland Resources, Inc. ("WRI"), a 60%-owned subsidiary, over the portion of net assets acquired in 1979, equal to $11,600,000, has been allocated to coal reserves. Such excess is being amortized at a fixed rate per ton based on estimated recoverable coal reserves.


Independent Power Development

In connection with the development of independent power projects, certain costs are incurred during the development process. These costs are expensed in the period incurred until certain events have taken place, including the execution of certain contracts which are critical to a project's construction and operation. After these events have taken place all subsequent costs are capitalized as part of a project's investment basis. At the time when non-recourse bank financing has been obtained, costs previously expensed by the Company, to the extent reimbursed, are reported as income. All other income in connection with a project's development is deferred until the project achieves commercial operation, the required equity funding commitment is made and the conversion of the loan from a construction loan to a term loan is completed.

Cash and Cash Equivalents

Cash equivalents consists of Eurodollar time deposits, money market funds and bank repurchase agreements.

All are carried at cost and have maturities of not longer than ninety days. The Company considers all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents.

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


Financial Instruments

Financial instruments are presented at the lower of cost or fair value as required by generally accepted accounting principles. The fair value of the Company's financial instruments approximate carrying value.


Coal Revenues

Coal revenues include the sale of coal loaded at Company operations and sales of coal produced by unaffiliated mining companies where the Company, through a subsidiary, is a sales agent or acts as a broker. The Company recognizes the full sales revenue of the coal sold for unaffiliated companies since the Company assumes the credit risk for the sale, performs other services such as invoicing, quality control and shipment monitoring, and in most cases takes title to the coal. Coal revenues pertaining to coal sold for other companies amounted to $83,196,000, $157,788,000 and $227,046,000 in 1994, 1993 and 1992, respectively. For all coal sales the Company recognizes revenue at the time title passes to the customer. The Company also records as coal revenues, the revenues received from coal related activities, such as the buy-out of coal contracts, coal option payments and revenues related to Cleancoal Terminal Company.

Reclamation

Reclamation costs at active sites are accrued over the expected mine life using the units of production method based on recoverable reserves and environmental and regulatory requirements. If a mine shuts down prior to the expected mine life, the Company accrues the remaining reclamation obligation at the time of the shutdown.

Estimates are periodically reviewed and adjustments are made in accruals to provide for future costs, as needed.

Postretirement Benefits Other Than Pensions

The Company adopted the provisions of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (SFAS 106) on
January 1, 1993.   The Company elected to amortize its
accumulated postretirement benefit obligation at the time of adoption ("the transition obligation"), over 20 years.
Under SFAS 106 the cost of postretirement benefits other than pensions which are currently being earned must be recognized on an accrual basis.

The Company is subject to the Coal Industry Retiree Health
Benefit Act of 1992. The Company pays a premium each month to multiemployer plans based upon the number of beneficiaries assigned to it. This amount is expensed at the time it is paid by the Company.

Income Taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires a company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in a company's financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.


Net Income (Loss) Per Share Applicable to Common
Shareholders

Declared and undeclared cumulative preferred dividends are deducted from net income in determining net income (loss) applicable to common shareholders.

Net income (loss) per share applicable to common shareholders was computed by dividing net income (loss) applicable to common shareholders by the weighted average number of shares of common stock and common stock equivalents outstanding during the year. Common stock equivalents are not included when they would have an anti-dilutive effect on income (loss) per share.





Westmoreland Coal Company and Subsidiaries
Notes to Consolidated Financial Statements

December 31, 1994, 1993 and 1992

1. Plan of Reorganization


In order to satisfy its maturing debt obligations, Westmoreland and several of its subsidiaries filed petitions under Chapter 11 of the Federal Bankruptcy Code on November 8, 1994 seeking the confirmation of a so-called "prepackaged" plan of reorganization (the "Plan of Reorganization"). The subsidiaries involved in the filing were Westmoreland Coal Sales Company ("WCSC"), Criterion Coal Company, Kentucky Criterion Coal Company and Deane Processing Company.

The Plan of Reorganization was premised on the necessity of consummating the sale of the assets of Criterion Coal Company and its affiliates ("Criterion") in order to realize sufficient funds to satisfy $39,250,000 of the Company's debt obligations which matured on November 8, 1994 and to satisfy $23,178,000 of equity funding commitments of Westmoreland Energy, Inc.("WEI") which were due December 30, 1994.

The sale of Criterion, which had been announced on July 28, 1994, was subject to numerous third party consents, all of which were obtained except those related to TECO Coal Corporation ("TECO"), an affiliate of TECO Energy, Inc. Westmoreland announced on November 8, 1994 that it had not been able to obtain the consent of TECO to the assignment of two coal supply subcontracts.

On December 16, 1994 the Company announced that it had reached agreement with TECO whereby TECO consented to the assignment of the two coal supply subcontracts. The resolution of this dispute was approved by the Bankruptcy Court as part of the Court's approval of the Company's Plan of Reorganization. The Company proceeded to complete its sale of the assets of Criterion on December 22, 1994 and paid in full its maturing debt obligations of $39,250,000, at which time it emerged from bankruptcy. The Company incurred $1,050,000 in legal fees related to the bankruptcy and $2,332,000 to settle other claims that were not related to the Criterion sale and accrued $1,000,000 for the buyout of its building lease in Philadelphia under a settlement negotiated during the bankruptcy proceedings. Refer to Note 2 for expenses related to the Criterion sale which were not related to the cost of bankruptcy.


2.  Gains on the Sales of Assets

In 1994, the Company reported gains on the sales of assets amounting to $41,130,000.

Criterion

In the fourth quarter of 1994, the Company sold the assets of Criterion to CONSOL of Kentucky Inc. ("CONSOL") for cash proceeds of $74,375,000 (net of related cash expenses of $4,165,000), resulting in a gain of $34,142,000. With the net proceeds from the sale of the Criterion assets, maturing debt obligations of $39,250,000 were repaid and equity funding of $23,178,000 was made for independent power projects of WEI.

The revenues, costs and earnings of Criterion for 1994, 1993 and 1992 are summarized below:

                                1994       1993       1992
                                      (in thousands)
     Revenues               $ 55,800   $ 51,837   $ 48,940
     Costs and expense        47,706     41,548     42,448
     Operating income       $  8,094   $ 10,289   $  6,492


West Virginia-Idled Operations

In the fourth quarter of 1994, the Company sold several inactive properties located in Raleigh County, West Virginia to Pine Valley Coal Company for $3,800,000 in cash proceeds resulting in a gain of $6,988,000. The assets had no book value at the time of the sale and the Company reversed reserves related to reclamation liabilities, which were also transferred as part of the sales transaction. The sale included the Company's Eccles and Triangle complexes and the Gallagher Research facility. The Eccles complex was last operated in 1986. Development of the Triangle complex began in the late 1970's but ceased in 1980. The proceeds from the sale were transferred to a cash deposit account to collateralize the Company's outstanding surety bonds for its workers' compensation self-insurance programs.

Independent Power Operations

In the second quarter of 1993, the Company recognized a $2,000,000 gain on the sale of a portion of its interest in the Ft. Lupton independent power project. WEI retains a limited partnership interest of 4.49%. Cash flows distributable to WEI from the Ft. Lupton project are limited to $500,000 (escalatable) annually.

Hampton Division

In January of 1995 the Company sold the assets of its Hampton Division located in Boone and Logan Counties, West Virginia to the Anker Group and sold its Hampton Division mineral lease to the lessor, Penn Virginia Resources Corporation("Penn Virginia"), for $9,045,000 in cash. The Company wrote off a substantial portion of the Hampton Division's assets in 1993. Refer to Note 4 for further details related to the shutdown of the Hampton Division. The net proceeds to the Company were approximately $7,376,000 after the buy out of a related capital lease. The buy out of this capital lease resulted in a further reduction of the Company's long-term debt. The gain on the sale, to be recognized in the Company's financial statements in 1995, is estimated to be $9,200,000 after the reversal of certain liabilities. The purchasers assumed the reclamation and environmental liabilities associated with the Hampton Division as part of the sales transaction.

The revenues, costs and earnings of the Hampton Division for 1994, 1993 and 1992 are summarized below:



                              1994        1993		       1992
                                       (in thousands)
	Revenues                 $ 33,636    $ 53,874     $ 55,302
    Costs and expenses      31,246      52,954       56,269
    Unusual charges          2,100     (43,158)          -
	Operating income (loss)  $  4,490    $(42,238)    $   (967)






3.  Cleancoal Terminal Company

In the fourth quarter of 1994, the Company recognized a loss of $1,882,000 related to the pending sale of Cleancoal Terminal Company ("Cleancoal") to an indirect wholly-owned subsidiary of CSX Corporation ("CSX"). The provision for the loss included $1,556,000 for the write-down of property, plant and equipment. This loss is included in Cost of coal sold in the Company's Consolidated Statement of Income. In exchange for the assets of Cleancoal and payment of $2,500,000, CSX has agreed to release the Company from its $8,864,000 loan guarantee obligation. The loan guarantee obligation was made to CSX in 1987 in connection with a loan from CSX to affiliates of Adventure Resources, Inc.("Adventure"). The Company will also be released from related interest payments to CSX for this guarantee of approximately $70,000 per month when this transaction closes. Cleancoal was closed in January 1995 and the majority of its employees were laid off on January 31, 1995. The Company expects to complete the Cleancoal transaction with CSX in 1995.

4. Unusual Charges

In 1993, the Company incurred unusual charges totalling
$79,250,000 related to the write-off in the carrying value of certain mining operations and coal reserves along with provisions for the termination of certain operations and personnel. These charges resulted from the Company's continuing strategic review of its mining operations in light of projected costs, prices and demand. Of the $79,250,000 of charges, $43,158,000 was for the shutdown of most of the Hampton Division's operations in 1994;
$20,000,000 related to the write-off of the Triangle mine complex, on which the Company ceased development in 1980;
and $16,092,000 was for the shutdown in 1994 of the Wentz mine complex and the write-off of certain other assets within the Virginia Division.


Accruals for the above unusual charges as they relate to the Hampton Division, West Virginia - Idled Operations and the Virginia Division, included in the balance sheet of the Company as of December 31, 1994 and 1993 respectively, are as follows:


	                                                   December 31,
                                                   1994      1993
                                                   (in thousands)

Accrual for postretirement medical costs
  at Hampton                                   $ 26,004  $ 25,653
Other liabilities (long-term)                     2,963     5,224
Accounts payable and accrued expenses             4,624     6,601
Workers' compensation	                              200     2,300
Total                                          $ 33,791  $ 39,778



Hampton Division

In 1994, $2,100,000 of the reserves established in 1993 for workers' compensation were reversed based upon the results of an actuarial study of the Company's Hampton Division liability.

The Hampton Division incurred unusual charges in 1993 totaling $43,158,000 related to the shutdown of most of the Hampton Division's operations in the second quarter of 1994. This action was necessitated by the loss of an above-market coal supply contract in December 1993. The other major above-market coal supply contract associated with the Hampton Division continued to be supplied by the production from a contractor operated surface mine on the property.
The components of the shutdown costs were:

- $8,247,000 for fixed asset writedowns.

- $25,653,000 related to the accrual of postretirement medical liabilities.

- $3,900,000 in termination costs for approximately 130 employees.

- $1,800,000 for reclamation.

- $3,558,000 for anticipated operating losses and other shutdown reserves.

The entire Hampton Division was subsequently sold in January
1995, which is explained in Note 2.



West Virginia - Idled Operations

The Company incurred unusual charges in 1993 of $20,000,000 for the write-off of the partially developed Triangle Mine Complex ("Triangle"), which had been idled since 1980. As a result of management's continued review during 1993 it believed Triangle would neither be developed nor sold for the then book value in the foreseeable future. The Company was unable to attract any interest to develop the reserve by a third party and the Company did not have the capital to develop the reserve on its own. The latest extension of the mining permits for this property expired in 1994 and could not be renewed with the state of West Virginia, unless it was put back on active status and development resumed. If the Company elected not to resume development, it would have been required to begin final reclamation in 1994. Based on these facts, the Company wrote off the remaining $18,000,000 book value of Triangle and accrued $2,000,000 for the final reclamation of the complex, which was scheduled to begin in the second half of 1994. The Company sold Triangle in the fourth quarter of 1994 and the buyer assumed the reclamation liabilities as part of the sale transaction.


Virginia Division

The Virginia Division incurred unusual charges in 1993 totalling $16,092,000 relating to the following:

- $7,761,000 related to the planned closure of the Wentz mine and preparation plant complex. The total charge related to the Wentz complex included $4,967,000 for the writedown of the book value of impaired assets, $2,141,000 in termination costs for approximately 90 employees, $363,000 for reclamation and $290,000 for anticipated future operating losses. The decision to close this complex was based on the continuing high cost of production and the scheduled expiration of a coal supply contract.

- $7,636,000 for the write-off of an undeveloped block of reserves which is owned in fee and which the Company has determined will not be economically mineable based on current and anticipated production costs and market conditions.

- $695,000 related to the write-off of certain other assets.





5.  Debt

The Company's total debt is summarized in the following
tables:
                                                     December 31
                                                  1994         1993
                                                   (in thousands)

   Revolving Credit Loan at prime + 1% (7% at
       December 31, 1993)                        $   -      $12,000

   10% Senior Unsecured Notes placed with
       private lenders dated August 10, 1977
                                                     -       12,825
   Capital lease obligations payable in
       installments through 1996 with varying
       interest rates from 7% to 14%               4,666      7,746


   WRI:
       Contracts for deed and mortgage notes,
       payable with specified interest rates
       from 4% to 7% net of unamortized
       discount (1994-$385 and 1993-$445)
       maturing through 2005                       2,401      2,599

   Loan guarantee on behalf of Adventure
       at an interest rate of
       9.5% maturing on February 1, 1998           8,864      8,864

   Total debt                                     15,931     44,034
   Less current installments                       3,561     28,101
   Long-term portion of debt                    $ 12,370   $ 15,933


                                                     December 31
  Current Maturities                              1994         1993
                                                   (in thousands)

   Revolving Credit Loan                        $     -   $  12,000
   10% Senior Unsecured Notes                         -      12,825
   Capital leases                                  3,423      3,077
   WRI debt                                          138        199

   Total current maturities                     $  3,561  $  28,101

   Principal payments on long-term debt, including capital leases, maturing in the next five years are as follows:

     Year Ending                                 Amount
                                           (in thousands)
     December 31, 1995                          $  3,561
     December 31, 1996                             1,390
     December 31, 1997                               171
     December 31, 1998                             9,046
     December 31, 1999                               200

   The minimum future obligation, including principal and interest, on capital leases, primarily for mining equipment, is as follows:

     Year Ending                                 Amount
                                           (in thousands)
     December 31, 1995                           $ 3,796
     December 31, 1996                             1,317
     December 31, 1997                                 5
                                                   5,118
     Less interest                                   452
     Obligation on capital leases                $ 4,666


As of December 31, 1993, the Company was not in compliance with certain of the financial covenants contained in the Amended Revolver maturing July 1994, the 10% Senior Unsecured Notes due July 1994 and the Company's DTA guaranty in connection with a $26,560,000 letter of credit expiring July 1994.

On June 9, 1994 the $26,560,000 letter of credit issued to support Westmoreland's share of the bonds sold to finance the DTA export terminal was drawn (the "Reimbursement Obligation"). The Company recorded the Reimbursement Obligation as a current liability in June 1994.


The Company's three principal credit facilities, summarized below, with an aggregate outstanding balance of $39,250,000 on December 22, 1994, were repaid on December 22, 1994 from the proceeds of the sale of the assets of Criterion. Refer to Note 2 for a discussion of the sale transaction.

  - The Company's Revolving Credit Agreement with a then
outstanding balance of $2,102,000.   The Company had repaid
$9,898,000 from working capital in 1994 prior to the Criterion sale.

	-	10% Senior Unsecured Notes with an outstanding balance of
$12,088,000, including prepayment penalties of $763,000.
The Company had repaid $1,500,000 from working capital in 1994 prior to the Criterion sale.

	-	The Reimbursement Obligation with an outstanding balance of
$25,060,000.  The Company had repaid $1,500,000 on July 1,
1994.

The contracts for deed and mortgage notes payable of WRI are secured by land and surface rights with an aggregate cost, net of amortization, of approximately $12,300,000 at December
31,1994.




6.  Westmoreland Energy, Inc.

WEI, through subsidiaries and 100%-owned partnerships, holds general and limited equity interests in partnerships which were formed to develop and own cogeneration and other non-regulated independent power plants. Equity interests in these partnerships range from 1.25 percent to 50 percent. Refer to the Project Status Summary table filed as Exhibit 99 for a summary of these projects. Generally, the lenders to these partnerships have recourse only against these projects and the income and revenues therefrom. The debt agreements contain various restrictive covenants including restrictions on making cash distributions to the partners, of which the partnerships are in compliance.


In 1993, the Company offered WEI for sale in an effort to raise cash to meet its maturing debt obligations and WEI was reclassified as a discontinued operation in the financial statements. On August 25, 1994 the Company announced that negotiations had terminated for the sale of the assets of WEI and that the Company was no longer offering WEI for sale. It had been reclassified as a continuing operation in the financial statements since the third quarter of 1994.


The following is a summary of aggregated financial information for all investments owned by WEI and accounted for under the equity method:


BALANCE SHEETS (in thousands)
                                Dec. 31, 1994   Dec. 31,1993
ASSETS
  Current assets                    $  94,946      $  52,734
  Property, plant and
   equipment, net                     727,597        669,107
  Other assets                         66,849         72,166
  Total assets                      $ 889,392      $ 794,007
LIABILITIES & EQUITY
  Current liabilities               $  35,798      $  46,144
  Long-term debt
   and other liabilities              729,451        682,211
  Equity                              124,143         65,652
  Total liabilities & equity        $ 889,392      $ 794,007

WEI's share of equity               $  38,981      $  14,523


INCOME STATEMENTS (in thousands)
                                For years ended December 31,
                                 1994        1993       1992

Revenues                    $ 186,979   $ 110,199    $ 87,970
Operating income               81,650      48,921      42,217
Net income                     25,259      16,624      15,293
WEI's share of
  equity earnings               6,670       3,195       2,114

WEI performs project development and venture and asset management services for the partnerships and has recognized related revenues and income of $712,000 and $363,000 for the years ended December 31, 1994 and 1993, respectively.
These management fees are recorded as revenues when the service is performed. WEI receives development fees from certain projects. Income recognition of these fees is deferred until the related project achieves commercial operation, the required equity funding commitment is made and the conversion of the loan from a construction loan to a term loan is completed. WEI had deferred $4,000,000 and $3,913,000 at December 31, 1994 and 1993, respectively. Of the amount deferred as of the end of 1994, $1,750,000 was recognized in January 1995 and $2,250,000 is expected to be recognized in the second half of 1995.

WEI's capitalized acquisition cost balances for the Rensselaer project were $1,147,000 and $1,160,000 at December 31, 1994 and 1993, respectively. Such costs are being amortized over the term of the power contract of the project. Amortization for the year ended December 31, 1994 was not material to the financial statements.

WEI had subordinated loans receivable from project partnerships of $2,424,000 and $997,000 at December 31, 1994 and 1993, respectively. In January 1995 WEI collected
$1,229,000 of the receivables outstanding as of December 31, 1994.

Prior to May 1994 WEI had interests in four operating projects. Since that time three additional projects became operational. The Rensselaer, Roanoke Valley I ("ROVA I") and Ft. Lupton Projects achieved commercial operations in April, May and June 1994, respectively. The equity commitment was funded for Rensselaer of $8,557,000 and ROVA
I of $14,621,000 was made on December 30, 1994. The Ft.
Lupton project did not require equity funding.

Effective July 1, 1994 the Company elected to record project equity earnings on a current basis. Prior to July 1994, WEI's equity earnings were reported on a one month lag. As a result of this reporting adjustment, the Company recognized four months of equity earnings in the third quarter of 1994. The impact increased third quarter 1994 earnings by approximately $600,000. The ongoing annual impact is expected to be immaterial.

WEI has one remaining equity funding commitment estimated to be $4,600,000 for the Roanoke Valley II ("ROVA II") project which is expected to be paid in the second half of 1995. In the event that after the start-up of this project the conversion of the project construction loan to a term loan is delayed beyond December 31, 1995, WEI's required equity funding commitment could be up to $14,600,000. The conversion from a construction loan to a term loan is expected to occur in the fourth quarter of 1995. Additionally, if the total cost of this project exceeds $91,700,000, WEI's equity funding commitment would increase by 50% of the amount of such overrun. The project is scheduled to commence commercial operation in the second quarter of 1995 with a total expected cost of less than $91,700,000.


Equity Support Agreement

On April 15, 1993, the Company entered into an equity support agreement with LG&E Power Inc. ("LG&E") whereby WEI's equity funding commitments of the ROVA I, Rensselaer and ROVA II projects were guaranteed by LG&E. The anticipated $4,600,000 equity funding commitment of the ROVA II project is a portion of the amount guaranteed by LG&E.
As consideration for these guarantees, the Company had pledged its interest in all three of these projects as security to LG&E. WEI's ownership interest in the Rensselaer, ROVA I and ROVA II projects will continue to be pledged to LG&E until the ROVA II project equity funding commitments are satisfied. The Company paid fees of 1.25 percent per annum on the aggregate amount of the guarantees and a fee of $4,750,000. These fees are being amortized over the period beginning on April 15, 1993 through the required equity funding dates of the respective projects. A total of $5,416,000 was amortized from April 15, 1993 through December 31, 1994. Of this amount, $2,957,000 was expensed in 1994 and $2,459,000 was expensed in 1993.

Recent Developments Relating to Independent Power Projects


Southampton Project WEI owns a 30% general partnership interest in LG&E-Westmoreland Southampton ("Southampton Partnership"), which owns the Southampton Project. The Southampton Project, which was engaged in start-up and testing operations from September 1991 through March 1992, failed to meet Federal Energy Regulatory Commission ("FERC") operating standards for a qualifying facility ("QF") in 1992. The failure was due to three factors: (i) the facility was not dispatched by its power customer, Virginia Electric and Power Company ("Virginia Power"), on a baseload schedule as anticipated, (ii) the facility was engaged in start-up and testing operations during a portion of that year, and (iii) the facility operator mistakenly delivered non-sequential steam to the host over a significant period of time. On February 23, 1994, the Southampton Partnership filed a request with the FERC for a waiver of the FERC's QF operating standard for 1992. Virginia Power intervened in the FERC proceeding, opposed the granting of a waiver, and alleged that its power contract with the Southampton Partnership had been breached due to the failure of the facility to maintain QF status in 1992.

On July 7, 1994, the FERC issued an order (1) denying the application of the Southampton Partnership for a waiver of the FERC's QF operating standard in 1992 with respect to the Southampton Project and (2) directing the Southampton Partnership to show cause why it should not be required to file rate schedules with the FERC governing its 1992 electricity sales for resale to Virginia Power. In 1994 the Southampton Project established a reserve for the anticipated refund obligations relating to this issue. On August 9, 1994, the Southampton Partnership filed a request for rehearing of FERC's order or, alternatively, a motion for reconsideration. If the FERC were to deny the requested waiver on rehearing and to determine that the Southampton Partnership had been a "public utility" in 1992, then the Southampton Partnership's 1992 actions could be subject to regulation under the Federal Power Act and state laws and regulations; two other cogeneration projects in which the Company holds ownership interests could also be subject to such regulation; the Company and certain of its subsidiaries could become subject to regulation for 1992 under the Public Utility Holding Company Act; and defaults might be created under certain existing agreements. No assurance can be provided as to the timing of the FERC's decision or the outcome. The Company believes that a denial by FERC of a waiver for the Southampton facility would not have a material adverse effect on the financial condition of the Company.

Rensselaer Project WEI owns a 50% general partnership interest in LG&E-Westmoreland Rensselaer (the "Rensselaer Partnership"), which owns the Rensselaer Project. The Rensselaer Project failed to meet the FERC's QF operating and efficiency standards in 1993 and did not meet the QF efficiency standard in 1994 as a result of a single start-up and testing period that overlapped both years and was prolonged due to a delay in the construction of necessary gas pipeline facilities and unexpected equipment problems. On October 17, 1994, the Rensselaer Partnership filed a request with the FERC for waivers of the applicable QF standards in 1993 and 1994. Its power customer, Niagara Mohawk Power Corporation, filed an intervention to the waiver request on November 21, 1994. This intervention was anticipated as the Power Purchase Agreement with the utility will be significantly impacted should the waiver be denied. No assurance can be provided as to the timing of the FERC's decision or the outcome, although recently several projects owned by other companies have received a waiver based on similar circumstances. The Company believes the risk is remote that FERC will deny a waiver for the Rensselaer facility.

- WEI owns a 50% partnership interest in Westmoreland-LG&E Partners (the "ROVA Partnership"). The ROVA Partnership's principal customer contracted to purchase the electricity generated by ROVA I under a long-term contract. In the second quarter of 1994, that customer disputed the ROVA Partnership's interpretation of the provisions of the contract dealing with the payment of the capacity purchase price when the facility experiences a forced outage day. A forced outage day is a day when ROVA I is not able to generate a specified level of electrical output. The ROVA Partnership believes that the customer is required to pay the ROVA Partnership the full capacity purchase price unless forced outage days exceed a contractually stated annual number. The customer asserts that it is not required to do so.

Through December 31, 1994, the customer withheld approximately $5,856,000 of capacity purchase price payments to the ROVA Partnership because of this dispute. On
October 31, 1994, the ROVA Partnership filed a complaint in the Circuit Court of the City of Richmond, Virginia to recover these amounts and to confirm that such payments may not be withheld in the future. On December 12, 1994 the customer filed a motion to dismiss the complaint and on March 17, 1995 the Court granted this motion. The ROVA Partnership is evaluating its legal options which include the possibility of an appeal of this ruling. The capacity purchase price withheld had been included in the revenues and earnings of the ROVA Partnership until a reserve was recorded as of December 31, 1994 for the full amount withheld by the customer. WEI had recognized its 50% share of the withheld payments in earnings in the second, third and fourth quarters of 1994. In the fourth quarter of 1994, WEI's revenues were reduced by $2,928,000, representing its 50% share of the disputed amount. The customer has withheld an additional $872,000 from the ROVA Partnership through March 24, 1995. No earnings are being recognized by WEI in 1995 for payments withheld by the customer relating to forced outage days. The Company believes that the ROVA Partnership's position is correct. However, the Company is unable to predict the outcome of this proceeding, or the amount, if any, that the customer may be ordered to pay related to this matter. Additionally, WEI has been evaluating ways to minimize the number of forced outage days in the future. Regardless of the outcome, the Company believes ROVA I will continue to operate profitably and generate positive cash flows.


 7.	Commitments and Contingencies

Westmoreland Terminal Company

Westmoreland Terminal Company ("WTC"), a wholly-owned subsidiary of the Company, has a 20% interest in Dominion
Terminal Associates ("DTA"), a partnership formed for the construction and operation of a coal-storage and vessel-loading facility in Newport News, Virginia. DTA's annual throughput capacity is 22 million tons, and its ground storage capacity is 1.7 million tons.

The Company currently utilizes the terminal's facilities for supplying coal to domestic customers via coastal waterways. The Company also leases the ground storage space and the vessel-loading facilities to certain unaffiliated parties. Historically, the Company utilized the terminal for most of its coal exporting business. In 1994, the Company disengaged from the export sales market due to poor margins and the amount of working capital needed to participate in that market. The Company has conducted studies to evaluate the future of the export coal market and believes the export sales market is a cyclical business that will recover. The Company will continue to market the use of its share of DTA, aggressively manage related costs, and monitor the performance and value of this asset.

Although WTC is not currently generating sufficient revenues to cover its share of DTA's fixed cash costs, the Company fully expects to recover its investment in DTA.


The facility began operations in March 1984. Financing was provided through $132,800,000 of refunding 30-year, non-amortizing, tax-exempt bonds (the "DTA Bonds"). The
Company's portion of the DTA Bonds was supported by a $26,560,000, 7-year direct-pay letter of credit, which was scheduled to expire in July 1994 (the "DTA Letter of Credit"). As a 20% owner, WTC and the Company have a joint and several obligation for interest and principal obligations with respect to its share of the DTA Bonds
($26,560,000 principal balance). These obligations were supported by the DTA Letter of Credit on which the Company was the ultimate obligor.


In 1994, the Company was in violation of certain covenant requirements in connection with the DTA Letter of Credit.
As a result, on June 9, 1994 the DTA Letter of Credit was
drawn.    The proceeds of the draw were used to purchase
$26,560,000 (par value) of DTA Bonds. The Company repaid the amounts drawn under the DTA Letter of Credit on December 22, 1994. The $26,560,000 of DTA Bonds are now owned by WTC.

The DTA partners have a Throughput and Handling Agreement whereby WTC is committed to fund its proportionate share of DTA's operating expenses. WTC's total cash funding obligations, including interest on the bonds, were $2,991,000, $3,129,000, and $3,784,000 for 1994, 1993 and
1992, respectively.




The following is a summary of financial information for DTA:

BALANCE SHEETS

December 31,                            1994          1993
                                         (in thousands)
ASSETS
  Current assets                   $  5,334       $  4,460
  Non-current assets                101,568        104,651
  Total assets                     $106,902      $ 109,111

LIABILITIES AND PARTNERS' DEFICIT
  Current liabilities              $  1,580       $  1,650
  Long-term debt
   and other liabilities            117,777        144,803
  Partners' equity (deficit)        (12,455)       (37,342)
  Total liabilities
   & partners' deficit             $106,902       $109,111

WTC's share
  of partners' equity (deficit)    $ 18,945      $ (7,401)


INCOME STATEMENTS
For the Years ended December 31,     1994      1993     1992
                                        (in thousands)

Contribution from Partners       $ 15,946  $ 18,592 $ 20,462
Operating expenses                 19,425    19,176   21,454
Excess of expenses over
 partners' capital                 (4,208)   (1,685)  (4,419)

WTC's share of
  net income (loss)              $   (214) $   (545)$   (768)

The Company's investment in DTA at December 31, 1994 was $20,375,000, including $1,430,000 of goodwill, and was classified separately on the Company's Consolidated Balance Sheet. The Company had a net negative investment in DTA at December 31, 1993 of $5,912,000. The negative investment at December 31, 1993 was classified on the Company's Consolidated Balance Sheet as two separate line items. $1,489,000 was classified as an Investment in DTA, and a negative investment of $7,401,000 was classified in Other long-term liabilities. The increase in the Company's Investment in DTA was due to the purchase of $26,560,000 in bonds which were primarily supported by letters of credit, which is further explained in Note 5.


Adventure Resources, Inc.

WCSC, a wholly-owned subsidiary of the Company, had been acting as the exclusive sales agent for Adventure Resources, Inc. ("Adventure"), whose other affiliated companies include M.A.E. Services Inc. and Maben Energy Corporation, since the mid-1980's. On December 2, 1992 Adventure and certain of its affiliates filed voluntary petitions for reorganization under Chapters 7 and 11 of the Bankruptcy Code with the United States Bankruptcy Court for the Southern District of West Virginia. The Company continued as sales agent and became a debtor-in-possession financier.

The Company announced on November 8, 1994 that it had reached agreement with AMCI Coal Sales, Inc. ("AMCI") and
Adventure for AMCI to replace WCSC as sales agent and financier for Adventure. AMCI will provide inventory and receivable financing to Adventure. This substitution was approved by the United States Bankruptcy Court for the Southern District of West Virginia.


Upon transfer of its interest in Adventure's clean coal stockpile to AMCI, the Company received a note from AMCI for $1,000,000 payable over 18 months. As a part of this arrangement, the Company agreed that its secured claims in the Adventure bankruptcy would be limited to $10,000,000, payable pursuant to two $5,000,000 interest bearing notes. The first $5,000,000 note will be repaid to the Company on a monthly basis starting in December 1994 through January 1998 and requires two balloon payments of $1,000,000 each in 1995 and in 1996. The required balloon payments are tied to anticipated asset sales by Adventure. If these balloon payments are not made, the Company has the right to foreclose on certain assets. The second $5,000,000 note will be paid monthly at five cents per ton for coal sold to current customers plus additional monthly payments based on a percentage of future coal sales price increases received by Adventure. Payments on this second note will cease after June 2002 regardless of the amount paid. The Company has agreed that the secured portion of its pre-petition claims, all of which were fully reserved by the Company in 1992, will be satisfied by these two notes. These notes are collateralized by first and subordinated liens on certain assets of Adventure. The income recognition of these payments will be recorded as the cash is received. The Company's remaining pre-petition claims will be unsecured claims in the Adventure bankruptcy.

Other

The Company is responsible for certain costs related to the eventual closing of its mines. The Company accrues estimated liabilities while each mine operates in order to absorb these costs over the life of each mine. These costs are related to reclamation and other environmentally related items. The total cost to perform these activities as of December 31, 1994 is estimated to be $15,500,000. The Company has accrued $11,266,000 of these costs as of December 31, 1994. Of the total amount accrued as of December 31, 1994, $2,318,000 is classified as current in Accounts payable and accrued expenses and the balance is classified as long-term in Other liabilities on the Company's Consolidated Balance Sheets. The Company may also become responsible for similar costs associated with its mines operated by contractors if the contractor fails to perform. This amount is estimated to be $11,060,000 and $16,500,000 at December 31, 1994 and 1993, respectively.
The Company's contractors held bonds for these costs totalling $2,174,000 and $8,200,000 at December 31, 1994 and
1993, respectively. The change in the Company's exposure in this area was primarily due to the Criterion sale as all of the Criterion mines were operated by contractors. The Company's exposure to reclamation liabilities decreased even further in January of 1995 when the Company sold the assets of the Hampton Division and the purchasers assumed the related reclamation liabilities. The Company reversed $3,370,000 of accrued reclamation liabilities in 1995 as a result of this transaction.

The Company also has certain project equity funding obligations and claims associated with its subsidiary, WEI.
Refer to Note 6 for further information.

Refer to Note 10 for information regarding the Company's retiree medical obligations.

In addition to the above, the Company and its subsidiaries had various claims and suits pending at December 31, 1994, all in the ordinary course of business.


 8. Workers' Compensation and Pneumoconiosis Benefits

The Company is self-insured for workers' compensation benefits. The cash payments for workers' compensation were $6,266,000, $6,193,000 and $5,393,000 in 1994, 1993 and
1992, respectively. The amounts charged to expense for workers' compensation were $5,108,000, $17,204,000 and $11,033,000 for 1994, 1993 and 1992, respectively. In 1994 the Company refined its methodology for estimating its workers' compensation liability by engaging an independent actuary. The Company will continue to utilize an actuarial analysis in the future as it is a more reliable method of estimating this liability.

The Company is also self-insured for Federal and state pneumoconiosis benefits. The Company has created a trust with an independent trustee to fund liabilities for payments of these benefits and uses an actuarial method of providing for the cost of projected benefits to current and former employees based on existing and estimated future claims.
The projected benefit costs are accrued as a percentage of coal operations' payroll cost over a period of twenty-five years. This actuarial method is the most common method being used in the industry to accrue for such costs. Based on actuarial data the Company did not make a contribution to the trust in 1994 or 1993 and does not anticipate making a contribution in 1995.


The following table sets forth the plan's funded status:

December 31,                                     1994      1993

Actuarial present value of benefit obligation:
   Terminated employees                       $ 5,600   $ 3,200
   Claimants                                   17,400    26,700
   Active employees                            11,600    16,300

Total present value of benefit obligation      34,600    46,200

Plan assets at fair value                      39,099    43,403

Plan assets in excess of (less than)
 projected benefit obligation                 $ 4,499   $(2,797)


The decrease in the present value of the benefit obligation is primarily due to favorable changes in discount rates and other favorable changes in medical experience assumptions.
The decrease in the fair value of the Plan assets is due to a lower actual return than expected.

In addition, the Company has liabilities on its books totalling $15,004,000 and $17,475,000 as of December 31,
1994 and 1993, respectively in relation to pneumoconiosis benefits. The Company's management believes the entire recorded liability will ultimately be credited to earnings in future periods due to the Trust Fund being fully funded at December 31, 1994. Based on actuarial data, the Company credited to earnings $2,471,000, $2,047,000, and $1,979,000 in 1994, 1993 and 1992, respectively. The credits were primarily due to the status of the plan's funding as a result of a decrease in the Company's disability experience and a significant decrease in its workforce.


The Company is required to arrange for surety bonds in connection with its self-insured workers' compensation plan. The Company's surety bond underwriter required cash collateral for such bonding. As of December 31, 1994, $9,210,000 was deposited in the cash collateral account which is classified in Other assets (long-term) in the Company's Consolidated Balance Sheets. No additional deposits are required at this time.



 9. Retirement Plans

The Company and its subsidiaries have a non-contributory defined benefit pension plan covering non-union employees. Benefits are based on years of service and the employee's average annual compensation for the highest five continuous years of employment. The Company's funding practice is to make the minimum annual contribution required by applicable regulations. Prior service costs and actuarial gains are amortized over the future service period of plan participants on a straight-line basis. Pension income amounted to $1,862,000, $1,682,000 and $956,000 in 1994,
1993 and 1992, respectively. The increase in pension income in 1993 was primarily the result of the actual return on plan assets in excess of the estimated return.






The following table sets forth the plan's funded status and amounts recognized in the Company's financial statements:


 December 31,                                      1994        1993
                                                  (in thousands)

Actuarial present value of benefit obligations:
Accumulated benefit obligations, including
  vested benefits of $47,125 and $53,512
  in 1994 and 1993, respectively              $ (47,254)  $ (53,633)



Projected benefit obligations for service
  rendered to date                              (53,416)    (63,745)
Plan assets at fair value, primarily listed
  stocks and fixed income investments            76,316      81,002

Plan assets in excess of projected benefit
  obligations                                    22,900      17,257

Unrecognized net assets being recognized
  over seventeen years                           (3,120)     (3,442)

Unrecognized prior service cost                   2,806       3,416
Unrecognized net gain                           (14,320)    (10,827)

Prepaid pension cost included
  in Other assets                             $   8,266   $   6,404

The components of net periodic pension
  income for years ended December 31      1994        1993     1992
                                               (in thousands)

Service cost - benefits earned during
  the period                          $  1,057   $  1,051  $ 1,023

Interest cost on projected benefit
  obligations                            4,488      4,609    4,478

Actual return on plan assets             1,084     (8,064) (11,732)

Net amortization and deferral           (8,491)       722    5,275

Net periodic pension income           $ (1,862)  $ (1,682) $  (956)



The 1994 discount rate and rate of increase in future compensation levels for the plan were 8.5% and 5.0%, respectively. The 1993 discount rate and rate of increase in future compensation levels for the plan were 7.25% and 5.5%, respectively. The expected long-term rate of return on assets was 9.0% for both years 1994 and 1993.


Effective January 1, 1992 the Company adopted the
Westmoreland Coal Company Supplemental Executive Retirement
Plan ("SERP"). The SERP is an unfunded non-qualified deferred compensation plan whose purpose is to provide benefits to certain employees that could not be paid under the Company's defined benefit pension plan due to maximum limits imposed by the Employee Retirement Income Security
Act ("ERISA") and the Internal Revenue Code. SERP expense amounted to $232,000 and $199,000 in 1994 and 1993 respectively.

The following table sets forth the plan's funded status and amounts recognized in the Company's financial statements.


                                                     December 31,
                                                     1994     1993
                                                    (in thousands)

Actuarial present value of benefit obligations:
Accumulated benefit obligations, including vested
  benefits of $570 and $573 in 1994 and 1993,
    respectively                                 $  (765)  $ (675)


Projected benefit obligations for service
  rendered to date                                 (1,042)   (827)

Unrecognized prior service cost                      975      770
Unrecognized net loss (gain)                        (531)    (351)
Additional liability                                (167)    (267)

Accrued pension cost included in Other
     liabilities                                 $  (765)  $ (675)




The components of net periodic SERP costs
for year ended December 31,                         1994    1993
                                                  (in thousands)

Service cost - benefits earned during the period $   61   $   28
Interest cost on projected benefit obligations       83       87
Amortization of prior service cost                   88       84

Net periodic SERP cost                           $  232   $  199


The 1994 discount rate and rate of increase in future compensation levels for the plan were 8.5% and 5.0%, respectively. The 1993 discount rate and rate of increase in future compensation levels for the plan were 7.25% and 5.5%, respectively.

With respect to unionized employees, the Company is required under the national contract with the United Mine Workers' of America (the "UMWA") to pay amounts based on hours worked or tons processed (depending on the source of the coal) to the UMWA Retirement Funds. These are multiemployer pension plans which are not controlled or administered by the Company. The amounts charged to expense, including payments made by the Company on behalf of certain contract miners, were $1,021,000, $1,190,000 and $1,073,000 for the years ended December 31, 1994, 1993 and 1992, respectively. Under ERISA, as amended by the Multiemployer Pension Plan Amendment Act of 1980, a contributor to a multiemployer plan is liable, upon termination of the plan or its withdrawal from the plan, for its share of the multiemployer plan's unfunded vested liabilities. The Company estimates that its share of the unfunded vested liabilities amounted to approximately $19,800,000 at June 30, 1994 and $17,100,000 at June 30, 1993. The increase over the prior year is due to lower investment interest rates, additional benefits granted under the plan and the Company's increased share of retirees whose companies have gone out of business.

As part of Westmoreland's continued restructuring efforts, the Board of Directors at its March 16, 1995 meeting approved the establishment of a voluntary Early Retirement Incentive Program (the "Program"). No determination has been made as to how long this Program will remain in place. The Program has not yet been implemented. Senior Management and employees of WEI and WRI are not eligible to participate in this program. Participating employees who receive benefits under the Program would not then be eligible for benefits under the severance policies of the Company or its subsidiaries. The Company will benefit from this Program because most of the benefits can be paid out of excess pension assets rather than from the Company's operating cash. Under ERISA, pension assets are only available to plan participants.




10. Postretirement Medical and Life Insurance Benefits

The Company has single-employer plans and multiemployer plans.

Single-Employer Plans

The Company and its subsidiaries provide certain health care and life insurance benefits for retired employees and their dependents. Should the current plans remain in effect, substantially all of the Company's current employees (unionized and non-unionized) may become eligible for these benefits if they meet certain age and service requirements at the time of termination or retirement. These benefits are provided through self-insured programs.

In 1990, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions" ("SFAS 106"). Under this new standard the cost of postretirement benefits other than pensions must be recognized on an accrual basis as employees perform services rather than the "pay-as-you-go" basis.

The Company adopted SFAS 106 on January 1, 1993 and elected to amortize its unrecognized, unfunded accumulated postretirement benefit obligation over a 20-year period. This increased the Company's 1993 expense by $10,527,000 over the 1992 expense. The Company expensed $16,726,000 and $18,138,000 for SFAS 106 in 1994 and 1993, respectively. Additionally, Hampton Division in 1993 accrued $18,552,000 as a curtailment charge, including $16,162,000 of the Company's total transition obligation as of December 31, 1993 in connection with the planned shutdown of this Division's Company operated mines in 1994. This accounting standard does not change the cash requirements for funding these benefits. Cash paid for retirees (not including payments the Company makes into the UMWA Benefit Trust Funds) was $7,775,000, $7,604,000 and $7,866,000 in 1994,
1993 and 1992, respectively.


The following table sets forth the amounts recognized in the Company's financial statements:

                                                     December 31
                                                   (in thousands)
                                                  1994
1993
Actuarial present value of benefit obligation:
Accumulated postretirement benefit obligation
  Current retirees                            $ (91,766) $(101,901)
  Fully eligible actives                        (30,816)   (15,533)
  Other actives                                  (8,374)   (19,891)
  Total accumulated benefit obligation         (130,956)  (137,325)
Unrecognized net transition obligation           93,717     98,924
Unrecognized net (gain) or loss                    (775)     9,322
Accrued postretirement benefit cost           $ (38,014) $ (29,079)

The health care cost trend rate assumed ranges from 8.0% in 1995 to 5% by the year 2001. Increasing the assumed health care cost trend rate by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1994 by $16,900,000 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1994 by $1,500,000.

The discount rate used in determining the accumulated postretirement benefit at December 31, 1994, and December
31, 1993 was 8.5% and 7.25% respectively.

The components of net periodic postretirement benefit cost are as follows:

                                                     December 31,
                                                   (in thousands)
                                                   1994	  1993

Service cost - benefits earned                      689     1,271
Interest cost on projected benefit obligations   10,517    10,555
Net amortization and deferral                     5,520     6,312
Net periodic postretirement benefit cost         16,726    18,138

Multiemployer Plans

Additionally, the Company makes payments into the UMWA Benefit Trust Funds (the "Funds"). These Funds are multiemployer health plans which are not controlled or administered by the Company. These Funds are designed to pay benefits to the Company's UMWA employees who retired prior to 1976 and to the Company's pro-rata share of those UMWA retirees whose companies are no longer in business. Prior to February 1993, the amount paid by the Company was based on hours worked or tons processed (depending on the source of the coal) in accordance with the National Contract with the UMWA. Beginning February 1993 the Company is required by the Coal Industry Retiree Health Benefit Act of 1992 to make monthly premium payments into the Funds. These payments are based on the number of beneficiaries assigned to the Company. The Company is challenging the number of beneficiaries it was assigned. The net present value of the Company's future cash payments is estimated to be $56,700,000. The amounts of the cash payments into the Funds were $6,072,000, $3,827,000 and $5,582,000 in 1994,
1993 and 1992, respectively. Included in the 1994 amount were cash payments of $635,000 that were charged against an accrual established in 1993 for the Hampton Division shutdown. In 1993 the Hampton Division accrued an additional $7,101,000 for its share of this liability as part of its mine closure costs. Exclusive of the Hampton shutdown accrual the amounts expensed by the Company amounted to $4,327,000, $4,937,000 and $5,582,000 in 1994,
1993 and 1992, respectively. Refer to Note 4 for further information regarding the Hampton shutdown.

In addition, employees terminated due to layoffs may be eligible for health care, life insurance and certain other benefits for a period of up to 24 months. The Company charges against earnings an estimate of all these future costs associated with such employees in the month of layoff.



11. Lease Obligations

The Company and its subsidiaries lease coal lands from Penn Virginia Resources Corporation, a wholly-owned subsidiary of Penn Virginia Corporation (controlling an 18.95% voting interest in the Company at December 31, 1994) and other lessors. The leases provide for minimum annual royalties of $606,000 plus real estate taxes.

The coal leases with Penn Virginia Resources Corporation are in effect until all economically mineable reserves are exhausted. These coal leases were renegotiated effective July 1, 1988 at rates comparable to royalty rates charged by other lessors at the time. Under the agreement, the royalty rates for most deep-mined coal range from 6.5% to 7.0% of the sales price during the 10-year period beginning July 1, 1988. Beginning July 1, 1992 either party to this lease may call for negotiation to set new rates for these particular seams. During the 10-year period beginning July 1, 1988, the rates for surface-mined coal range from 8.5% to 9.0% and the rates for highwall-mined coal range from 7.5% to 8.0%.

In January 1995, the Company sold its Hampton Division mineral lease to the lessor, Penn Virginia Resources
Corporation.  See Note 2.

WRI has an agreement to lease coal reserves from the Crow Tribe of Indians and which is in effect until exhaustion. This lease requires annual rentals, recoupable minimum royalties and production royalties. The royalty rate varies from the greater of $.30 per ton or 6% of the F.O.B. mine price to a 12.5% rate net of all production-based taxes.

Royalties and rentals charged to expense under all lease agreements, including those in effect for WRI, amounted to $17,262,000, $17,761,000 and $17,292,000 in 1994, 1993 and
1992, respectively.

The Company has operating lease commitments expiring at various dates, primarily for real property and equipment.
Minimum rental obligations existing under these leases at December 31, 1994 are as follows:

                       (in thousands)
                1995               $2,638
                1996                2,166
                1997                1,454
                1998                  999
                1999                  702
                After 1999             -




 12. Capital Stock

The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock and 4,800,000 shares of Series A Convertible Exchangeable Preferred Stock and
200,000 shares of Series B Junior Participating Preferred
Stock.

As of December 31, 1994, the Company had outstanding
6,957,084 shares of Common Stock and 575,000 shares of Series A Convertible Exchangeable Preferred Stock. The
Common Stock and the Preferred Stock constitute all of the Company's voting securities.

In July 1992, the Company sold 2,300,000 Depository Shares, each representing one quarter of a share of Series A
Convertible Exchangeable Preferred Stock (the "Preferred
Stock") for a total public offering price of $57,500,000.
Net proceeds to the Company were $54,528,000. As a result, 575,000 shares of Preferred Stock are outstanding. The
Preferred Stock has a liquidation preference equivalent to $25 per depository share and dividends accumulate on the Preferred Stock at 8.5% per annum, equivalent to $2.125 per year per depository share. There are no mandatory sinking fund requirements on the Preferred Stock.

The Preferred Stock is convertible at the option of the holder at any time, unless previously redeemed, into shares of Common Stock of the Company at a rate equivalent to 1.708 shares of Common Stock for each Depository Share. The Preferred Stock and the Depository Shares representing such stock are not redeemable prior to July 1, 1996. The Preferred Stock is redeemable thereafter at the option of the Company, in whole or in part, from time to time, initially at an amount equivalent to $26.28 per Depository Share, if redeemed during the twelve month period beginning July 1, 1996, and thereafter at prices declining annually to an amount equivalent to $25 per Depository Share on and after July 1, 2002, plus, in each case, an amount equal to the sum of all accrued and unpaid dividends.

The Preferred Stock may be exchanged at the option of the Company, as a whole only, on any dividend payment date commencing July 1, 1996, for 8 1/2% Convertible Subordinated Exchange Debentures due July 1, 2012 (the "Exchange Debenture") in a principal amount equal to $100 per share of Preferred Stock. The Exchange Debenture, if issued, will be convertible at the option of the holder at any time, unless previously redeemed, into shares of Common Stock at the then applicable conversion rate for the Preferred Stock.

A portion of the proceeds from the sale of Preferred Stock was used to purchase 1,295,589 shares of Company Common
Stock from a subsidiary of Penn Virginia Corporation ("Penn
Virginia").  The Company retired these shares in December
1992. Penn Virginia's voting interest in the Company prior to this transaction was 39.6%. Penn Virginia's voting interest in the Company was 18.95%, 18.96% and 18.96% at December 31, 1994, 1993 and 1992, respectively.

On January 28, 1993 the Company adopted a Shareholder Rights Plan (the "Plan") and declared a distribution under the Plan of one Preferred Stock Purchase Right ("Right") for each outstanding share of the Company's Common Stock. In the event that any person or group acquires a 20% or greater position in the Company, each holder of a Right (other than the acquiring person or group) will be entitled to purchase one one-hundredth of one share of Westmoreland Series B Junior Participating Preferred Stock at a per share purchase price of $30, or, in lieu of the Preferred Stock, the number of shares of the Company's Common Stock having a market value at that time of $60. If the Company is acquired in a merger or other business combination transaction, each holder of a Right (other than the acquiring person or group) will be entitled to purchase a number of shares of the acquiring company's common stock having a market value at that time of $60.

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

After obtaining a waiver to its 1977 Loan Agreement, the Company declared and paid an $.08 dividend on Common Stock in each of the four quarters of 1992. On January 26, 1993 the Company announced that the regular quarterly dividend of $.08 per share of common stock payable for the first quarter of 1993 would be suspended and has not been resumed. Common stock dividend payments may not be declared until the preferred stock dividends that are in arrears are made current.

Preferred stock dividends at a rate of 8.5% per annum were paid quarterly from the third quarter of 1992 through the first quarter of 1994. The declaration and payment of preferred stock dividends was suspended in the second quarter of 1994 in connection with extension agreements with the Company's principal lenders. The last quarterly preferred stock dividend paid in 1994 was on April 1, 1994. On February 1, 1995 the Board of Directors declared a first quarter preferred stock dividend to be paid April 1, 1995 to holders of record as of March 10, 1995.
The three quarterly dividends which are in arrears at December 31, 1994 (those dividends whose payment dates would have been July 1, 1994, October 1, 1994 and January 1, 1995) amount to $3,666,000 in the aggregate ($6.38 per preferred share). The Company's Board of Directors will continue to review the payment of quarterly preferred stock dividends as well as the three preferred stock dividends which are in arrears in light of the Company's ongoing business circumstances.


The Company is reviewing its options with respect to its Virginia Division, which include the possible future sale, downsizing or shutdown of all or a portion the Virginia Division, at which time the Company may be required to recognize, for accounting purposes, a significant portion of its postretirement medical liabilities. The total amount of the postretirement medical liabilities which would be expensed at the time the Virginia Division's shutdown, downsizing or sale occurs is not known at this time, however the impact of this noncash expense on shareholders' equity could affect the Company's ability to pay preferred stock dividends.

There are also statutory restrictions limiting the payment of preferred dividends under Delaware law, the state in which the Company is incorporated. Under Delaware law, the Company is permitted to pay dividends only: (1) out of surplus, surplus being the amount of shareholders' equity in excess of the par value of the Company's two classes of stock; or (2) in the event there is no surplus, out of net profits for the fiscal year in which a dividend is declared (and/or out of net profits from the preceding fiscal year), but only to the extent that shareholders equity exceeds par value of preferred stock ($575,000). The combined par value of the Company's preferred and common stocks is $17,965,000. The Company's shareholders' equity at December 31, 1994 was $50,724,000.

13.	Incentive Stock Option and
	Stock Appreciation Rights Plans

As of December 31, 1994, the Company had options and stock appreciation rights outstanding and unexercised from two
Incentive Stock Option and Stock Appreciation Rights Plans.

The Plans provide for two incentive elements, incentive stock options ("ISOs") and stock appreciation rights ("SARs"). An ISO gives the holder the right to purchase from the Company a specified number of shares of the Company's common stock for a specified price during a specified period. The 1985 Plan also provides for the grant of non-qualified options, if so designated, and contains the terms specified for non-qualified options. An SAR gives the holder the right to receive, without payment to the Company, its "value" in cash. The "value" of an SAR for this purpose will be the excess, if any, of the fair market value of one share of common stock of the Company on the date the right is exercised over non-qualified exercise price of the related option. ISOs granted under the Plans may not have an option price that is less than the fair market value of the stock on the date of grant. ISOs and SARs may not be exercised until 2 years from the date of grant as to 50% of the total number granted and as to the remaining 50% not until 3 years from the date of grant; the right to exercise ISOs and SARs terminates after 8 years from the date of grant. The maximum number of shares of the Company's common stock and SARs that may be issued or granted under the Plans is as follows:

                               1982 Plan      1985 Plan


   Shares of common stock           200,000         400,000
   Stock appreciation rights        470,000         940,000


The 1982 Plan expired on January 4, 1992, and the 1985 Plan expired on January 7, 1995. Therefore, no further ISOs or
SARs may now be granted from either plan.  Information for
1994, 1993 and 1992 with respect to the Plans is as follows:
                                                            Stock
                                Issue      Option    Appreciation
                         Price  Range      Shares          Rights

Outstanding at
  December 31, 1991      14.50- 22.38     227,173          28,570
Granted on July 31, 1992        12.63      20,000             -
Granted on Sept. 9, 1992        14.28     210,000             -
Exercised in 1992               14.50      (2,696)            -
Ceased to be
  exercisable in 1992    18.50- 22.38     (26,928)            -
Outstanding at
  December 31, 1992      12.63- 18.50     427,549          28,570
Granted on
  June 2, 1993                   8.75      40,000             -
Granted on
  December 8, 1993               5.75      65,000             -
Ceased to be
  exercisable in 1993    14.28- 18.50    (101,696)        (10,125)
Outstanding at            5.75- 18.50
  December 31, 1993                       430,853          18,445
Granted on
  December 19, 1994              6.50     107,458	-
Ceased to be
  exercisable in 1994     5.75- 18.50    (126,456)         (3,176)
Outstanding at
  December 31, 1994       5.75- 18.50     411,855          15,269


Over the periods in which the SARs become exercisable, the Company accrues as expense the amount by which the market price exceeds the various grant prices of the SARs outstanding. This is adjusted in subsequent reporting periods for increases or decreases in the market price of the stock. In 1994 and 1993 no accrual was recorded. In
1992 the net amount credited to earnings was $143,000.

During 1992, the Company purchased 2,696 shares of its
Common Stock to fund ISOs exercised in 1992.   The market
price which the Company paid to acquire the shares was more than the option price which the employees paid to the Company in accordance with the terms of the plan and the difference of $15,000 was recorded as a reduction to Other
Paid-In Capital. The per share market value of the ISOs exercised in 1992 was $20.00.


14.	Transactions with Affiliated Companies

The Company leases coal lands from of Penn Virginia Resources Corporation whose parent company, Penn Virginia Corporation ("Penn Virginia") holds an 18.95% voting interest in the company at December 31, 1994. Amounts paid to Penn Virginia for royalties on coal were $11,019,000, $11,699,000 and $10,689,000 for the years ended December 31, 1994, 1993 and 1992, respectively. In 1995 the Company sold certain mineral leases back to Penn Virginia. Refer to Note 2.

Westmoreland Resources, Inc., a 60% owned subsidiary, has a coal mining contract with Morrison Knudsen Company, Inc., one of its stockholders. Mining costs incurred under the contract were $15,390,000, $12,131,000 and $12,651,000 in
1994, 1993 and 1992, respectively.





15.	Income Taxes (Benefit)

Income tax expense attributable to income (loss) before income taxes and minority interest consists of:

                                  1994           1993    	   1992
                                           (in thousands)
          Federal:
            Current           $  1,177       $  1,421     $ 3,072
            Deferred               296           (703)       (418)
                                 1,473            718       2,654

          State:
            Current                754            920         931
            Deferred                64           (151)        (90)
                                   818            769         841
          Income taxes        $  2,291       $  1,487     $ 3,495

Income tax expense attributable to income (loss) before income taxes and minority interest differed from the amounts computed by applying the statutory Federal income tax rate of 34% to pretax income (loss) from continuing operations before minority interest as a result of the following:

                                    1994         1993        1992
                                            (in thousands)
Computed tax expense (benefit)
  at statutory rate             $   7,829   $ (32,891)  $ (12,235)
Increase (decrease) in tax
  expense resulting from:
    Percentage depletion             (340)     (1,128)       (430)
    State income taxes, net           540         543         555
    Minimum tax                       500         600         801
    Net operating loss
      carryforward utilized
      for book purposes            (6,587)     34,881      14,553
    Prior year Adjustment             146        (682)         -
    Other                             203         164         251
Income taxes                    $   2,291   $   1,487   $   3,495

For the years ended December 31, 1994, 1993 and 1992, deferred income tax expense (benefit) result from temporary differences in the recognition of income and expense for income tax and financial reporting purposes. The sources and tax effects of those temporary differences are presented below:

                                   1994      1993        1992
                                         (in thousands)
Imputed interest                 $  (23)   $  (23)     $  (24)
Excess of book over:
  tax cost depletion                (59)      (43)        (48)
  tax depreciation                 (462)     (446)       (453)
  tax amortization                  (48)      (35)        (38)
Taxes and royalties                  -       (342)         -
State tax ruling                    346         -          -
Postretirement benefits              (7)       (8)        (69)
Mine development costs              613        43         124
Income taxes                     $  360    $ (854)     $ (508)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1994 are presented below:

   Deferred tax assets:
                                           (in thousands)
   Net operating loss carryforwards                   55,243
   Investment tax credit carryforwards                 4,500
   Operating leases; capitalized for books             1,555
   Accounts receivable due to allowance
     for doubtful accounts                             7,309
   Deferred income                                     1,360
   Plant and equipment, differences due to
    depreciation and amortization                      8,608
   Accruals for the following:
     Workers' Compensation                             9,283
     Pneumoconiosis                                    5,203
     Social costs                                      1,139
     Reclamation                                       3,069
     Postretirement benefit obligation                12,846
     Shutdown costs                                    3,211
     Other                                               776
   Total gross deferred assets                       114,102
   Less valuation allowance                         (111,603)
   Net deferred tax assets                        $    2,499

   Deferred tax liabilities:

   Plant and equipment, differences due to
     depreciation and amortization                $ (14,750)
   Prepaid Pension                                   (2,724)
   Advanced royalties, capitalized for financial
     purposes                                          (109)
   Unamortized discount on long-term debt for
     financial purposes                                (148)
   Total gross deferred tax liabilities             (17,731)

   Net deferred tax liability                     $ (15,232)


The Company and subsidiaries, excluding WRI which is not included in the consolidated federal income tax return of the Company, have available tax basis net operating loss carryforwards to reduce future taxable income and investment tax credit carryforwards to offset future taxes payable. The following table illustrates the expiration date and amounts of the net operating loss carryforwards for both regular and minimum taxes:
                                        (in thousands)

Expiration Date              Regular Tax           Minimum Tax
    1995                   $   5,370               $     -
    1996                      24,121                     -
    1997                       2,982                     -
    1998                       1,735                     -
    1999                       8,316                     -
    after 1999               119,956                  24,049

    Total                  $ 162,480               $  29,049


 The Company also has investment tax credit carryforwards for regular tax and alternative minimum tax of $4,500,000 which expires over the period from 1997 through 2000 for both.

The Company's federal consolidated income tax returns have been examined and settled by the Internal Revenue Service through 1979. WRI's Federal income tax returns have been examined and settled through 1990.


16. Operations

Segment Information

The Company's principal business is the production and sale of coal in the United States and until recently the marketing of coal on a worldwide basis. The Company produces coal in the Eastern and Western United States. Eastern operations are conducted through the Virginia Division and a wholly-owned subsidiary, Pine Branch. Powder River Basin coal is produced by WRI from reserves owned by the Crow Indians in Montana. The Company markets coal primarily through its wholly-owned subsidiary, WCSC, headquartered in Philadelphia, Pennsylvania. Most of the coal now sold by WCSC is processed at and shipped from Company properties to electric utilities within the United States. Historically, WCSC has also sold steam and metallurgical coal into the domestic and export markets. In the past a significant portion of this coal was produced by unaffiliated producers. During 1994 the Company withdrew from the export market and severed most of its relationships with unaffiliated producers.

The Company is also engaged in the business of developing and owning interests in cogeneration and other non-regulated independent power plants, through its wholly-owned subsidiary, WEI.

The Company has no intersegment sales for the years shown.
In presenting operating income by segment, unallocated corporate expenses are charged to coal operations.




  Industry segment results for 1994 are:
                                     Independent
                             Coal      Power     Elimination  Consolidated
                                               (in thousands)
Sales to unaffiliated
  customers               $ 370,166   $  7,196       $ -         $ 377,362
Intersegment transfers         -           -           -              -
  Total sales               370,166      7,196         -      	     377,362
Operating income (loss)     (15,766)       548         -           (15,218)
Identifiable assets at
  December 31, 1994         182,873     46,948        (82)         229,739
Depreciation, depletion
  and amortization           16,748         52         -            16,800
Additions to property,
  plant and equipment         5,832         63         -             5,895
Industry segment results for 1993 are:

                                     Independent
                             Coal      Power    Elimination   Consolidated
                                               (in thousands)
Sales to unaffiliated
  customers                $465,256     $4,642         -          $469,898
Intersegment transfers         -          -            -              -
  Total sales               465,256      4,642         -           469,898
Operating income (loss)     (94,035)    (1,195)         -          (95,230)
Identifiable assets at
  December 31, 1993         252,691     12,972       (165)         265,498
Depreciation, depletion
  and amortization           21,441         62         -            21,503
Additions to property,
  plant and equipment         8,186        112         -             8,298
  Industry segment results for 1992 are:

                                   Independent
                              Coal      Power      Eliminated   Consolidated
                                              (in thousands)
Sales to unaffiliated
  customers                 $536,289    $4,679        $  -       $ 540,968
Intersegment transfers          -          -             -            -
  Total sales                536,289     4,679           -         540,968
Operating income (loss)      (35,325)    1,679           -         (33,646)
Identifiable assets at
  December 31, 1992          323,142    14,217       (12,734)      324,625
Depreciation, depletion
  and amortization            22,539        31           -          22,570
Additions to property,
  plant and equipment         33,697        32           -          33,729



Sales:

Sales by the Company's non-coal operations are entirely within the United States. Information concerning the Company's coal revenues for 1994, 1993 and 1992 is shown below:

1994
                             Metallurgical       Steam       Total
Geographic Area                    %                %            %
      Europe                       5                2            7
      Pacific Rim Countries	        1                -            1
        Total sales to
         foreign customers         6                2            8
      United States               10               82           92
      Total sales                 16               84          100

In 1994 the Company's 10 largest customers accounted for 70% of its coal revenues. Its two largest customers, Duke Power and Georgia Power, accounted for 28% and 12%, respectively, of coal revenues. No other customer accounted for as much as 10% of 1994 coal revenues. Long-term contracts generated 80% of the coal revenues. Coal sold to the steam market in the United States,
represented 82% of the Company's coal revenues.   These sales
were distributed as follows: 9% in the Northeast, 82% in the Southeast and 9% in the Midwest. The Company had no export accounts receivable at December 31, 1994.


1993
                             Metallurgical       Steam       Total
Geographic Area                   %                 %          %
      Europe                      15                4          19
      Pacific Rim Countries        3                -           3
      Total sales to
      foreign customers           18                4          22
      United States               12               66          78
      Total sales                 30               70         100

In 1993 the Company's 10 largest customers accounted for 62% of its coal revenues. Its two largest customers accounted for 32% of coal revenues. No other customer accounted for as much as 10% of 1993 coal revenues. Long-term contracts generated 86% of the coal revenues. Coal sold to the steam market in the United States, represented 66% of the Company's coal revenues; these sales were distributed as follows: 22% in the Northeast, 70% in the Southeast and 8% in the Midwest. The Company's total export accounts receivable at December 31, 1993 was $17,940,000.

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

In 1992 the Company's 10 largest customers accounted for 54% of its coal revenues. Its largest customer accounted for 21% of coal revenues. No other customer accounted for as much as 10% of 1992 coal revenues. Long-term contracts generated 72% of the
coal revenues.   Coal sold to the steam market in the United
States, represented 61% of the Company's coal revenues; these sales were distributed as follows: 18% in the Northeast, 73% in the Southeast and 9% in the Midwest. The Company's total export accounts receivable at December 31, 1992 was $24,544,000.



17.	Quarterly Financial Data (Unaudited)
  Summarized quarterly financial data for 1994 and 1993 are as follows:

                                  Three Months Ended
                           March 31   June 30   Sep. 30   Dec. 31
                            (in thousands except per share data)
1994
Revenues                   $ 99,234  $108,762  $ 96,752  $ 72,614
Costs and expenses          102,696   109,361    95,838    86,785
Gain on sale of assets (1)      -         -         -      41,130
Unusual charges                 -         -         -       2,100
Net income (loss)            (4,788)   (1,710)     (703)   27,354
Less preferred stock
  dividends:
    Declared (2)              1,222       -          -        -
    In arrears (2) (3)          -       1,222     1,222     1,222
Net income (loss) applicable
  to common shareholders (3) (6,010)   (2,932)   (1,925)   26,132
Net income (loss) per share
  applicable to common
  shareholders (3)             (.86)     (.42)     (.28)     3.75
Number of common and common
  equivalent shares outstanding
  (weighted-average) (3)      6,955     6,955     6,956     6,956

1993
Revenues                   $115,200  $110,676  $117,275  $126,747
Costs and expenses          116,251   110,472   119,886   139,269
Gain on sale of assets (1)      -       2,000       -         -
Unusual charges (4)             -         -         -     (79,250)
Net income (loss)            (2,719)       83    (2,715)  (92,295)
Less preferred stock
  dividend (2)                1,222     1,222     1,222     1,222
Net (loss) applicable
  to common shareholders     (3,941)   (1,138)   (3,937)  (93,518)
Net income (loss) per share
  applicable to common
  shareholders                 (.57)     (.16)     (.57)   (13.44)
Number of common and common
  equivalent shares outstanding
  (weighted-average) (2)      6,954     6,954     6,954     6,955

<1>  Refer to Note 2 to the Consolidated Financial Statements for
information on the sale of assets.


<2>  Refer to  Consolidated Statements of Shareholders' Equity and
	Note
     12 to the Consolidated Financial Statements.


<3>  These amounts have been adjusted from the amounts reported in the Company's Form 10-Q filed for the second and third quarters of 1994 to reflect the cumulative undeclared preferred stock dividends.

<4>  Refer to Note 4  to the Consolidated Financial Statements for
information related to the unusual charges.


18.	Supplementary Coal Statistics (Unaudited)

Information with respect to the Company's coal reserves is as follows:

                             1994      1993         1992        1991        1990
Demonstrated coal reserve
  base at year-end
  (thousands of tons)     701,047   815,169      966,843   1,081,872   1,131,552
Production tonnage
  (thousands of tons)      10,923    10,463       10,405      10,121      10,606
Average price per
  ton sold                $ 23.24    $25.58       $25.25      $23.87      $23.23



The Company makes yearly evaluations of its reserves and periodically modifies the amount of reserves reported. The reserve evaluations are based on new information developed by bore-hole drilling, examination of outcrops, acquisitions, dispositions, production, changes in mining methods, abandonments and other information. Substantially all of the estimated coal reserves are leased from others. The decrease in 1994 is due to 1994 production, the sale of the assets of Criterion Coal
Company, and the removal of certain reserves due to changes in mining plans or the elimination of reserves deemed to be uneconomical to mine. The decrease in 1993 is due to 1993 production and the removal of certain assets due to changes in mining plans or deemed to be uneconomical to mine.







Independent Auditor's Report


The Board of Directors and Shareholders
Westmoreland Coal Company:

We have audited the accompanying consolidated balance sheets of Westmoreland Coal Company and subsidiaries as of December 31,
1994 and 1993, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Westmoreland Coal Company and subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1994, in conformity with generally accepted accounting principles.

                                           KPMG Peat Marwick LLP


Philadelphia, PA
March 24, 1995











Market Information on Capital Stock


Price Range:

The following table shows the range of prices for the Common
Stock and Preferred Stock of the Company on the New York
Stock Exchange for the calendar quarters indicated:

                                     Closing Prices
                        Common Stock          Preferred Stock
                        High     Low          High     Low
1993
First Quarter           11        8 3/8       26       21 3/4
Second Quarter          10 3/8    6 1/4       24 1/2   17 3/4
Third Quarter            7 3/4    5 3/4       21 7/8   17 3/8
Fourth Quarter           7 1/4    5 1/8       22       18 3/8

1994
First Quarter           5 3/4     4 1/2       20 1/2   15 1/2
Second Quarter          5 1/8     4 1/2       16 1/4   13 7/8
Third Quarter           6 1/4     4 1/2       18 1/2   15 1/4
Fourth Quarter          7         4 1/4       17 3/4   14 1/4




Approximate Number of Equity Security Holders

                               Number of Record Holders
     Title of Class          (as of February 27, 1995)
     Common Stock                        1,979
     ($2.50 par value)

     Preferred Stock                       122
     ($1.00 par value)


Dividends:

After obtaining a waiver to its 1977 Loan Agreement, the Company declared and paid an $.08 dividend on Common Stock in each of the four quarters of 1992. On January 26, 1993 the Company announced that the regular quarterly dividend of $.08 per share of common stock payable for the first quarter of 1993 would be suspended and has not been resumed. Common stock dividend payments may not be declared until the preferred stock dividends that are in arrears are made current.

Preferred stock dividends at a rate of 8.5% per annum were paid quarterly from the third quarter of 1992 through the first quarter of 1994. The declaration and payment of preferred stock dividends was suspended in the second quarter of 1994 in connection with extension agreements with the Company's principal lenders. The last quarterly preferred stock dividend paid in 1994 was on April 1, 1994. Common stock dividend payments were not permitted under covenants contained in the Company's loan agreements from January 1993 through December 22, 1994. Further payment of common stock dividends is not permitted until the preferred dividend arrearages are satisfied. On February 1, 1995 the Board of Directors declared a quarterly preferred stock dividend to be paid April 1, 1995 to holders of record of March 10, 1995. The three quarterly dividends which are in arrears at December 31, 1994 (those dividends whose payment dates would have been July 1, 1994, October 1, 1994 and January 1, 1995) amount to $3,666,000 in the aggregate ($6.38 per preferred share). The Company's Board of Directors will continue to review the payment of quarterly preferred stock dividends as well as the three preferred stock dividends which are in arrears, in light of the Company's ongoing business circumstances.

The Company is reviewing its options with respect to its Virginia Division, which include the possible future sale, downsizing or shutdown of all or a portion the Virginia Division, at which time the Company may be required to recognize, for accounting purposes, a significant portion of its postretirement medical liabilities. The total amount of the postretirement medical liabilities which would be expensed at the time the Virginia Division shutdown or sale occurs is not known at this time, however the impact of this non-cash expense on shareholders' equity could affect the Company's ability to pay preferred stock dividends.

There are also statutory restrictions limiting the payment of preferred dividends under Delaware law, the state in which the Company is incorporated. Under Delaware law, the Company is permitted to pay dividends only: (1) out of surplus, surplus being the amount of shareholders' equity in excess of the par value of the Company's two classes of stock; or (2) in the event there is no surplus, out of net profits for the fiscal year in which a dividend is declared (and/or out of net profits from the preceding fiscal year), but only to the extent that shareholders equity exceeds par value of preferred stock ($575,000). The combined par value of the Company's preferred and common stocks is $17,965,000. The Company's shareholders' equity at December 31, 1994 was $50,724,000.