Form 10-K, Exhibit 13
period 1995-12-31
WESTMORELAND COAL CO
filed 1996-04-15
CIK 106455

                                                                      EXHIBIT 13

                          INDEX TO FINANCIAL CONTENTS


Management's Discussion and Analysis of
   Financial Condition and Results of Operations          B  2

Five-Year Review                                          B 24

Consolidated Balance Sheets                               B 27

Consolidated Statements of Operations                     B 29

Consolidated Statements of Shareholders' Equity           B 30

Consolidated Statements of Cash Flows                     B 31

Summary of Significant Accounting Policies                B 33

Notes to Consolidated Financial Statements                B 37

Market Information on Capital Stock                       B 69

- --------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

LIQUIDITY AND CAPITAL RESOURCES
Cash provided by operating activities was $8,174,000 in 1995. Cash provided from operating activities totaled $13,622,000 and $32,600,000 in 1994 and 1993, respectively. The reduction of cash provided by operations in 1995 as compared to 1994 is mainly attributable to operating losses of $24,359,000 for the first nine months of 1995 and idling costs for the remainder of 1995 for the Virginia division. The Company received $23,503,000 from the sale of a coal contract in 1995. For 1994, the Company's withdrawal from the export market and decreased participation in the brokered coal business provided $19,208,000 of available cash. This was due to reductions in working capital from December 31, 1993 of $17,940,000 related to export receivables, $6,000,000 related to domestic receivables for coal sold on behalf of unaffiliated producers and $3,553,000 related to coal export inventory, all of which was partially offset by an $8,285,000 reduction in accounts payables related to unaffiliated producers.

Cash provided from investing activities in 1995 and 1994 was $1,868,000 and $43,886,000, respectively. Cash used in investing activities totaled $7,223,000 in 1993. The Company received $10,131,000 from the disposition of various assets, mainly the Hampton Division, and $3,145,000 in note payments in 1995. Offsetting this cash inflow were cash investments relating to equity commitments for a cogeneration project of $4,611,000, acquisitions of $2,771,000 and fixed asset additions of $2,923,000. In 1994, the Company realized net proceeds from the sale of the assets of Critierion and other assets totaling $78,273,000. Cash used for investment purposes at Westmoreland Energy, Inc. ("WEI") was $27,928,000 during 1994 of which $23,178,000 was used for equity funding commitments for independent power operations. The Company invested $5,892,000 in capital additions in 1994. The Company has now completed all equity commitments for its current portfolio of cogeneration and independent power projects. Refer to Note 5 to the Consolidated Financial Statements for additional information relating to WEI and the independent power operations.

Cash used in financing activities in 1995, 1994 and 1993 totaled $13,784,000, $66,317,000 and $11,864,000, respectively. Cash used in 1995 included $10,240,000 relating to the repayment of debt and $2,444,000 in preferred stock dividends. In 1994, cash used in financing activities included the repayment of the Company's Revolving Credit Loan of $12,000,000, its 10% Senior Unsecured Notes of $12,825,000, the payment of the Reimbursement Obligation related to the Dominion Terminal Associated ("DTA") bonds of $26,560,000 and other debt payments of $3,281,000. The Company also transferred $8,210,000 during 1994 to a cash deposit account to collateralize the Company's outstanding surety bonds for its workers' compensation self-insurance programs. The Company paid preferred stock dividends of $2,444,000 in 1994.

Consolidated cash and cash equivalents at December 31, 1995 totaled $11,711,000 (including $3,213,000 at Westmoreland Resources, Inc. ("WRI")). At December 31, 1994, cash and cash equivalents totaled $15,453,000 (including $2,445,000
at WRI).   The Company's cash and cash equivalents are not restricted as to use or disposition. The cash at WRI, a 60%- owned subsidiary, is available to the Company only through dividends. In addition, the Company had restricted cash, which was not classified as cash or cash equivalents, of $17,960,000 and
$9,210,000 at December 31, 1995 and 1994, respectively.   The $17,960,000 is
comprised of two items: a $9,960,000 interest-bearing cash deposit account, which collateralizes the Company's outstanding surety bonds for its workers' compensation self-insurance programs and $8,000,000 invested in certificates of deposit which is classified as an Investment in Independent Power Projects at December 31, 1995. The $8,000,000 in certificates of deposit represents cash proceeds which were transferred from debt reserve accounts of certain of the Company's independent power projects and for which bank letters of credit were substituted. The cash proceeds are restricted as to use and were invested in certificates of deposit of the bank issuing the letters of credit. The certificates of deposit collateralize the letters of credit.

Preferred stock dividends at a rate of 8.5% per annum were paid quarterly from the third quarter of 1992 through the first quarter of 1994. The declaration and payment of preferred stock dividends was suspended in the second quarter of 1994 in connection with extension agreements entered into with the Company's principal lenders. Upon the expiration of these extension agreements, the Company paid a quarterly dividend on April 1, 1995 and July 1, 1995. Pursuant to Delaware law, the preferred stock dividend was suspended in the third quarter of 1995 as a result of the recognition of losses related to the idling of the Virginia division and the resulting shareholders' deficit. The five quarterly dividends which are in arrears (those dividends whose payment dates would have been July 1, 1994, October 1, 1994, January 1, 1995, October 1, 1995, and January 1, 1996) amount to $6,109,000 in the aggregate ($10.63 per preferred share).

There are statutory restrictions limiting the payment of preferred stock dividends under Delaware law, the state in which the Company is incorporated. Under Delaware law, the Company is permitted to pay preferred stock dividends only: (1) out of surplus, surplus being the amount of shareholders' equity in excess of the par value of the Company's two classes of stock; or (2) in the event there is no surplus, out of net profits for the fiscal year in which a preferred stock dividend is declared (and/or out of net profits for the preceding fiscal year), but only to the extent that shareholders' equity exceeds the par value of the preferred stock ($575,000). The Company had a shareholders' deficit at December 31, 1995 of $38,106,000. The Company's Board of Directors will continue to review the payment of quarterly preferred stock dividends, as well as the five preferred stock dividends which are in arrears, in light of the above restrictions and the Company's ongoing business circumstances.

PLAN OF REORGANIZATION

On November 8, 1994, the Company filed a petition under Chapter 11 of the Federal Bankruptcy Code seeking the confirmation of a so-called "pre-packaged" plan of reorganization (the "Plan of Reorganization"). This measure was taken to obtain protection from the Company's principal lenders pending the closing of the sale of the assets of Criterion which closing was also facilitated by the filing. The Federal Bankruptcy Court approved the Company's Plan of Reorganization on December 16, 1994. As provided in the Plan of Reorganization, the Company proceeded to complete its sale of the assets of Criterion on December 22, 1994 and paid in full its maturing debt obligations at which time it emerged from bankruptcy. Refer to Note 1 for additional information concerning the Company's Plan of Reorganization.

LIQUIDITY OUTLOOK

The major factor impacting the Company's liquidity outlook is its significant "heritage costs". These heritage costs consist primarily of cash payments for postretirement medical benefits, workers' compensation costs and UMWA pension benefits. The Company also is obligated for its own pension and pneumoconiosis benefits; however, both of these future obligations enjoy a funding surplus at present. The Company has ongoing cash expenditures in excess of $15,000,000 per year for postretirement medical benefits which could continue over the next approximately 45 years and approximately $6,500,000 per year for workers' compensation benefits which will decline to zero over the next 20 years. The Company is required under the national contract with the UMWA to pay amounts based on hours worked or tons processed to the UMWA Retirement Funds with respect to unionized employees. Since this is a multiemployer plan, under ERISA, a contributing company is liable for its share of unfunded vested liabilities upon termination or withdrawal from the plan. The Company's liability for complete withdrawal is estimated to be approximately $20,000,000, however, there has been no determination by the UMWA trustees that the Company has incurred a partial or complete withdrawal.

The Company's current principal sources of cash flow include cash distributions from its independent power projects, dividends from WRI and cash from operations of DTA. Management believes that cash generated from these sources and cash reserves should be sufficient to pay the Company's heritage costs for the next 12 to 18 months. The Company hopes to improve its near-term cash reserve position in a number of ways including using independent contractors to mine coal at the Virginia Division or by divesting all or part of that Division, by selling certain other non-strategic assets and by receiving cash from liquidation of certain assets given as collateral by Adventure Resources. The Company also plans to seek further cost reductions wherever feasible and prudent, and attempt to reduce or defer certain postretirement medical, workers' compensation and related payments. If future operations do not generate cash as expected or the aforementioned actions are not executed in the time frame and to the extent management anticipates, the Company could experience liquidity problems in 1996.

Under a Federal law (the Coal Industry Retiree Health Benefit Act of 1992), the Company is required to provide postretirement medical benefits for UMWA miners by making premium payments into three benefit plans: (i) the UMWA Combined Benefit Fund (the "Combined Fund"), a multiemployer plan which benefits miners who retired before January 1, 1976 or who retired thereafter but whose last employer did not provide benefits pursuant to an operator-specific Individual Employer Plan ("IEP"), (ii) an IEP for miners who retired after January 1, 1976 and (iii) the 1992 UMWA Benefits Plan, a multiemployer plan which benefits (A) miners who were eligible to retire on February 1, 1993, who did retire on or before September 30, 1994 and whose former employers are no longer in business, (B) miners receiving benefits under an IEP whose former employer goes out of business and ceases to maintain the IEP, and (C) new spouses or new dependents of retirees in the Combined Fund who would be eligible for coverage thereunder but for the fact that the Combined Fund closed to new beneficiaries as of July 20, 1992. The premiums paid by the Company cover its own retirees, its current workforce and its allocated portion of the pool of retired miners whose previous employers have gone out of business.

The Company met all of its premium obligations through the end of 1995, but has not paid a premium to the Combined Fund in 1996. The Company's current annual premiums to the Combined Fund are approximately $5,000,000. The Company has made a proposal to the staff of the Combined Fund to address these late premiums and a portion of its future premiums, and discussions are ongoing.
The Company may modify its proposal based on these discussions, but its objective is to conserve cash for acquisitions so that it can give the Combined Fund adequate assurance that the Company will not only be able to make up its current premiums but be able to pay future obligations as well. The Company has requested the Combined Fund staff to consider the Company's proposal and the Company's financial situation and present the proposal to the plan trustees. Any decision in this matter must be made by the plan trustees, who could reject any proposal from the Company. The trustees could initiate legal action to recover overdue premiums. If the Company is required to pay all premiums on a current basis, it could experience liquidity problems if current plans as described above do not materialize.

In addition, the Coal Industry Retiree Health Benefit Act of 1992 (the "Act") authorized the Trustees of the 1992 UMWA Benefit Plan to implement security provisions pursuant to the Act. In 1995, the Trustees issued security provisions which give contributors to the Plan several options for satisfying the Act's security requirements, and set the level of security to be provided by the Company at approximately $22,000,000. The security under any of the options was required to be provided by January 1, 1996; however, the Company has not yet provided security as required under the Act. The Company has proposed to the staff of the 1992 UMWA Benefit Plan using Company assets as collateral for its obligation. The 1992 UMWA Benefit Plan trustees could initiate legal action to enforce the Company's security requirements. Although discussions remain ongoing, management believes the Company will be able to satisfy the security requirements through a mutually agreeable alternative, however, there can be no assurance the 1992 UMWA Benefit Plan trustees will accept such an alternative and will not initiate legal action to enforce its security requirements.

The Company's current sources of cash flow, as described above, will not be sufficient by themselves to cover operating expenses and the Company's "heritage costs" on a long-term basis. Management of the Company believes it can restore the Company to profitability by adopting a strategy of acquiring income-producing businesses and properties that will generate earnings and cash flow. Management of the Company has devoted significant time and effort to this strategy, with one small acquisition being completed in 1995, and the preliminary identification of additional candidates. The time required to implement an acquisition strategy is impossible to estimate, and no assurances can be given that the Company can successfully implement the strategy or achieve long-term viability.

- --------------------------------------------------------------------------------

RESULTS OF OPERATIONS:
1995 COMPARED TO 1994

                                            1995            1994
                                          ---------       --------
                                               (in thousands)
Coal Operations:
   Virginia Division                      $ (93,900)      $ (3,726)
   Hampton Division                            -             4,490
   Criterion Coal Company                       106          8,094
   Pine Branch Mining Inc.                   (2,196)        (1,778)
   Westmoreland Resources, Inc.               4,640          2,592
   Westmoreland Coal Sales Company
     (including DTA)                         (2,038)         1,895
   Net corporate expenses                    (7,807)       (15,230)
   West Virginia - Idled Operations          (9,176)        (8,657)
   Cleancoal Terminal Company                  (337)        (3,446)
                                          ---------       --------

   Total Coal Operations                   (110,708)       (15,766)

Independent Power Operations                 15,148            548
                                          ---------       --------

Operating (loss)                          $ (95,560)      $(15,218)
                                          =========       ========

Gains on the sales of assets:

   Criterion Coal Company                 $     -         $ 34,142
   Hampton                                    9,088            -
   West Virginia - Idled                        -            6,988
                                          ---------       --------
   Total                                  $   9,088       $ 41,130
                                          =========       ========


Details of tons sold (in thousands) and average revenue per ton sold for 1995 and 1994 are as follows:

                                               1995      1994
                                              -----    ------
     Virginia Division  *                     2,164     4,594
     Hampton Division                           -       1,119
     Criterion Coal Company                     -       1,954
     Westmoreland Resources, Inc.             4,426     4,364
                                              -----    ------
     Total Westmoreland Operations            6,590    12,031
     For Others                                 473     2,784
                                              -----    ------
     Total tons sold                          7,063    14,815
                                              =====    ======

     By Source and Geographic Sector:

     Own Operations-Inland                    6,590    11,845
     Own Operations-Export                      -         186
     For Others-Inland                          473     1,934
     For Others-Export                          -         850
                                              -----    ------
     Total                                    7,063    14,815
                                              =====    ======

     Average revenue per ton sold:

          Eastern Operations                $ 34.82   $ 32.30
          Westmoreland Resources, Inc.         6.33      7.04

     * Includes tons:
       Sold by Pine Branch Mining Inc.          158       270
       Purchased from unaffiliated producers    458       894

SUMMARY

The Company reported operating losses of $95,560,000 (excluding $9,088,000 of gains on the sales of assets) and $15,218,000 (excluding $41,130,000 of gains on the sales of assets) in 1995 and 1994, respectively.

The most significant item affecting results of operations for 1995 was $66,623,000 of unusual charges relating to the idling of Eastern coal operations. Refer to Note 4 for details related to the unusual charges.

The most significant items affecting 1994's net income were gains of $34,142,000 on the sale of the assets of Criterion and $6,988,000 on the sale of several inactive properties in West Virginia. Refer to Note 3 for details related to asset sales.

The following sections compare the results of 1995 to 1994.

VIRGINIA DIVISION

Virginia Division incurred operating losses of $93,900,000 in 1995 compared to operating losses of $3,726,000 in 1994.

- - The major contributor to the increased operating loss was the recognition of charges relating to the idling of the division during the third quarter of 1995. Included in these charges were postretirement medical costs of $34,300,000, recognition of a potential UMWA pension withdrawal liability of $20,000,000, writedown of fixed assets of $18,900,000, severance and early retirement costs of $8,600,000 and other costs totaling approximately
$5,500,000.

- - The Virginia Division recognized a $23,503,000 gain from the sale of a coal purchase agreement, which was offset against the above mentioned charges.

- - The Virginia Division recognized $12,890,000 of workers' compensation expense in 1995 compared to $7,574,000 in 1994. In 1994 the Company refined its methodology for estimating the Company's workers' compensation liabilities by engaging an independent actuary and as a result accrued an additional $3,200,000 expense in 1994 related to prior years' claims for the

Virginia Division. The Company will continue to utilize an actuarial analysis in the future as it is a more reliable method of estimating this liability.

HAMPTON DIVISION

In January 1995, the Company sold the assets of the Hampton Division.  Refer to
Note 3 for details related to the asset sales.

CRITERION COAL COMPANY

The assets of Criterion were sold in the fourth quarter of 1994. Refer to Note 3 for details related to the asset sale.

PINE BRANCH MINING INCORPORATED ("PINE BRANCH")

Pine Branch had operating losses of $2,196,000 and $1,778,000 in 1995 and 1994, respectively. Operating losses in 1995 are largely attributable to the recognition of certain liabilities and charges associated with the shutdown of Pine Branch operations in the third quarter of 1995. Included in the charges were $1,400,000 for the write-off of fixed assets, $121,000 of medical benefits, and $900,000 for final reclamation.

WESTMORELAND RESOURCES, INC.

WRI had operating income of $4,640,000 and $2,592,000 in 1995 and 1994, respectively. The increase in earnings was due to the recognition of additional income from the settlement of a state tax dispute wherein WRI received a refund of $1,003,000, including interest and reversed accrued and unpaid state income tax totaling $1,214,000. Earnings before income taxes and the tax settlement were comparable to 1994. The Company received cash dividends from WRI of $1,650,000 and $1,500,000 in 1995 and 1994, respectively.

WESTMORELAND COAL SALES COMPANY ("WCSC")

WCSC had an operating loss of approximately $2,038,000 in 1995 and operating income of $1,895,000 in 1994. Included in the results for 1995 was $967,000 in income generated from the reversal of bad debt allowances related to reserved accounts subsequently collected. Excluding this benefit, the decrease in 1995's operating income was primarily due to the absence of profits from export business which was discontinued because of low margins and high working capital requirements. WCSC continues to reduce its selling and administrative expenses as a result of the decline in coal marketing and sales activity.

NET CORPORATE EXPENSES

Net corporate expenses decreased $7,423,000 in 1995 over 1994. This decrease is a result of expenses relating to the Company's bankruptcy proceedings being recognized in 1994 and the reduced operating costs as a result of reduced staffing and relocating the corporate offices in September 1995. Bankruptcy expenses in 1994 included $1,050,000 related to legal fees, $2,332,000 related to the settlement of non-Criterion related claims and $1,000,000 accrued for the buyout of the Philadelphia office lease, which was negotiated as part of the bankruptcy proceedings. Relocation of the Corporate office has provided and will continue to provide for significant reductions in the cost of office space.

WEST VIRGINIA - IDLED OPERATIONS

West Virginia had operating losses of $9,176,000 in 1995 and $8,657,000 in 1994. West Virginia - Idled Operations are made up of costs (principally postretirement medical and workers' compensation costs) associated with mining operations in West Virginia which had been closed in prior years.

CLEANCOAL TERMINAL COMPANY

The Company sold the assets of Cleancoal Terminal Company to an indirect wholly-owned subsidiary of CSX Corporation ("CSX") in September 1995. In exchange for the assets of Cleancoal and payment of $2,500,000, CSX agreed to release the Company from an $8,864,000 loan guarantee made on behalf of Adventure Resources. The Company was also released from related interest payments to CSX of approximately $840,000 per year. Cleancoal's unprofitable operations were discontinued in January 1995 and the majority of its employees were laid off on January 31, 1995. The loss on the sale of the assets of Cleancoal Terminal Company was recorded in the fourth quarter of 1994.

INDEPENDENT POWER OPERATIONS

The Company's Independent Power Operations, through its wholly-owned subsidiary WEI, recorded operating income of $15,148,000 in 1995 and $548,000 in 1994.
WEI has interests in eight projects, of which seven were operational as of December 31, 1994 and the eighth became operational in the second quarter of 1995. The improvement in operating income is due to three main factors:

- - Increased equity earnings of $4,282,000 primarily from the three projects which became operational during 1994 and in the second quarter of 1995.

- - The recognition in 1995 of $4,000,000 of deferred development fees received in prior years in connection with two projects.

- - Decreased expenses of $2,532,000 related to the amortization of an equity support agreement for three independent power projects. This equity support agreement expired in October 1995.

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

Through December 31, 1995, the customer withheld approximately $8,500,000 of capacity purchase price payments to the ROVA Partnership because of this dispute. The customer has withheld an additional $203,000 from the ROVA Partnership through March 4, 1996. On October 31, 1994, the ROVA Partnership filed a complaint in the Circuit Court of the City of Richmond, Virginia to recover these amounts and to confirm that such payments may not be withheld in the future. On December 12, 1994 the customer filed a motion to dismiss the complaint and on March 17, 1995 the Court granted this motion. The ROVA Partnerships filed an amended complaint on April 17, 1995. On April 27, 1995 the customer filed another motion to dismiss the complaint. On August 23, 1995, the Court overruled the customer's motion to dismiss and set a trial date of March 25, 1996. The customer filed two motions for summary judgement. The Court denied the customer's first motion for summary judgement on January 30, 1996; however, the customer filed a second summary judgement motion on March 1, 1996. On March 18, 1996, the Court granted the customer's second summary judgement motion and effectively dismissed the complaint. The ROVA Partnership is evaluating its options, including possible appeal of the Court's decision granting summary judgement. The capacity purchase price withheld had been included in the revenues and earnings of the ROVA Partnership until a reserve was recorded as of December 31, 1994 for the full amount withheld by the customer. WEI had recognized its 50% share of the withheld payments in earnings in the second, third and fourth quarters of 1994. In the fourth quarter of 1994, WEIGs revenues were reduced by $2,928,000, representing its 50% share of the disputed amount. No earnings were recognized by WEI in 1995 for payments withheld by the customer relating to forced outage days. Regardless of the outcome, the Company believes ROVA I will continue to operate profitably and generate positive cash flows.

GAINS ON THE SALES OF ASSETS

The Company realized a gain in 1995 of $9,088,000 on the sale of the assets of the Hampton Division. The Company realized gains in 1994 of $34,142,000 on the sale of the assets of Criterion and $6,988,000 on the sale of several inactive properties in West Virginia. Refer to Note 3 for details related to asset sales.

OTHER

Coal revenues in 1995 decreased $258,863,000 (70%) from 1994 due principally to the Company's decision to idle the Eastern Coal operations.

Income tax expense in 1995 and 1994 included the provision for WRI, which is not consolidated with the Company for Federal income tax purposes, and state taxes related to the Company's other operations.

Inflation did not have a material impact on the Company's operations in 1995 and 1994.

WEI PROJECT CONTINGENCIES

SOUTHAMPTON. The Southampton plant, a 70 megawatt coal-fired cogeneration facility in Franklin, Virginia, supplies process steam to a nearby chemical manufacturer and bulk electric power under contract to Virginia Electric and Power Company ("Virginia Power") as a qualifying facility (QF) under the Public Utility Regulatory Policies Act ("PURPA"). The plant began commercial operation in 1992. On July 7, 1994, the Federal Energy Regulatory Commission ("FERC") denied the request of LG&E-Westmoreland Southampton ("the Partnership", in which WEI has a 30% interest) for a waiver of certain QF requirements and directed the Partnership to show cause as to why it should not be required to file new cost- based rates for its 1992 electric sales to Virginia Power.

The Partnership filed a request for rehearing and a motion to consider its request for rehearing as timely filed, or in the alternative, to treat its request for rehearing as a motion for reconsideration, in August 1994, one day out of time. The Partnership is seeking a reversal of FERC's prior order, or, in the alternative, a clarification of FERC's order stating that, with the exception of rates, the Partnership remains a QF for 1992 exempt from regulation as a public utility under the Public Utility Holding Company Act ("PUHCA"), utility laws of Virginia and various portions of the Federal Power Act.

In late August 1994, Virginia Power filed a motion for leave to respond to the Partnership's request for rehearing and response to request for rehearing, and a response to the Partnership's show cause order. In September 1994, the Partnership filed with FERC its answer to Virginia Power's motion and response. Also in September 1994, FERC granted itself an extension of time to act on the Partnership's request for rehearing, tolling the 30-day period in which FERC was to have acted on the Partnership's rehearing request. The parties have fully briefed and submitted to FERC their respective motions with respect to the request for rehearing and are awaiting FERC's decision. As FERC had not acted on the Partnership's request for rehearing, in December 1995, the Partnership filed with FERC a motion to request a settlement conference. Virginia Power subsequently filed a response in which it did not object to the proposed settlement conference. The parties are awaiting FERC action, but expect a settlement proceeding to be initiated in the first half of 1996.

The Company believes that FERC will grant the Partnership the relief that it is seeking and, accordingly, the ultimate resolution of the matter is not expected to have a material adverse effect on its consolidated results of operations, its financial condition or liquidity. However, in light of FERC's July 7, 1994 order, and the arguable lateness of the filing of the request for rehearing one day out of time, the Company cannot predict what action FERC ultimately will take. Possible consequences from an adverse decision include refunds, third party lawsuits, and potential regulatory and other problems under PUHCA, Virginia utility law and the Federal Power Act, the scope and amount of which cannot be determined at this time.

ROANOKE VALLEY I. The Company owns a 50% interest in Westmoreland-LG&E Partners ("WLP"), the sole owner of Roanoke Valley I, a cogeneration facility selling electric power to Virginia Power and steam energy to Patch Rubber Company. Under the Power Purchase Agreement ("PPA") between WLP and Virginia Power, WLP is entitled to receive capacity payments based on availability.
From May 1994 through December 1995, Virginia Power withheld approximately $8,500,000 of these capacity payments during periods of forced outages. To date, the Company has not realized any income on its 50% portion of the capacity payments being withheld by Virginia Power. In October 1994, WLP filed a complaint against Virginia Power seeking damages of at least $5,700,000, contending that Virginia Power breached the PPA in withholding such payments. In June 1995, the Circuit Court of the City of Richmond, Virginia denied Virginia Power's motion to dismiss WLP's complaint. In November 1995, Virginia Power filed with the court a motion for summary judgment, and a hearing on the motion was held in early December 1995. In late January 1996, the court denied Virginia Power's motion for summary judgment. The customer filed a second summary judgement motion on March 1, 1996. On March 18, 1996, the Court granted the customer's second summary judgement motion and effectively dismissed the complaint. The ROVA partnership is evaluating its options, including possible appeal of the Court's decision granting summary judgement. Regardless of the outcome, the Company believes Roanoke Valley I will operate profitability and generate positive cash flows.

RENSSELAER. The Company has been informed through public filings that Niagara Mohawk Power Corporation ("NIMO")(which is the purchasing utility for the Company's Rensselaer cogeneration facility in which the Company has a 50% interest) believe that, absent significant relief from its power purchase arrangements with independent power producers (including qualifying cogenerators), it may be forced either to file voluntary bankruptcy or attempt to condemn and purchase the cogeneration facilities through eminent domain. The Company intends to oppose any efforts by NIMO to nullify its contract for the Rensselaer project.

- --------------------------------------------------------------------------------

RESULTS OF OPERATIONS:
1994 COMPARED TO 1993

                                             1994            1993*
                                          ---------        --------
                                               (in thousands)
Coal Operations:
   Virginia Division                      $  (3,726)       $(24,309)
   Hampton Division                           4,490         (42,238)
   Criterion Coal Company                     8,094          10,289
   Pine Branch Mining Inc.                   (1,778)         (1,356)
   Westmoreland Resources, Inc.               2,592           3,152
   Westmoreland Coal Sales Company
        (including DTA)                       1,895           1,877
   Net corporate expenses                   (15,230)        (11,545)
   West Virginia - Idled Operations          (8,657)        (29,779)
   Cleancoal Terminal Company                (3,446)           (126)
                                          ---------        --------
   Total Coal Operations                    (15,766)        (94,035)


Independent Power Operations                    548          (1,195)
                                          ---------        --------

Operating (loss)                          $ (15,218)       $(95,230)
                                          =========        ========

Gains on the sales of assets:

   Criterion Coal Company                 $  34,142        $    -
   West Virginia - Idled Operations           6,988             -
   Independent Power Operations                 -             2,000
                                          ---------        --------
                                          $  41,130        $  2,000
                                          =========        ========

* Certain amounts have been reclassified to conform to current classifications.

Details of tons sold (in thousands) and average revenue per ton sold for 1994 and 1993 are as follows:

                                              1994           1993
                                            -------        -------
     Virginia Division  *                     4,594          4,913
     Hampton Division                         1,119          1,561
     Criterion Coal Company                   1,954          1,853
     Westmoreland Resources, Inc.             4,364          3,224
                                            -------        -------
     Total Westmoreland Operations           12,031         11,551
     For Others                               2,784          5,136
                                            -------        -------

     Total tons sold                         14,815         16,687
                                            =======        =======

     By Source and Geographic Sector:

     Own Operations-Inland                   11,845         11,136
     Own Operations-Export                      186            415
     For Others-Inland                        1,934          2,261
     For Others-Export                          850          2,875
                                            -------        -------

     Total                                   14,815         16,687
                                            =======        =======

     Average revenue per ton sold:

          Eastern Operations                $ 32.30        $ 32.38
          Westmoreland Resources, Inc.         7.04           7.98
                                            -------        -------

     * Includes tons:
       Sold by Pine Branch Mining Inc.          270            215
       Purchased from unaffiliated producers    894            755

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

The most significant items affecting 1994's net income were gains of $34,142,000 on the sale of the assets of Criterion and $6,988,000 on the sale of several inactive properties in West Virginia. Refer to Note 3 for details related to asset sales.

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

- - Included in 1993's results were unusual charges totalling $16,092,000. Refer to Note 4 for further details.

- - The Virginia Division recognized $7,574,000 of workers' compensation expense in 1994 compared to $14,725,000 in 1993. The amount recorded in 1993 reflects a $9,250,000 adjustment based upon management's reassessment of the workers' compensation liability. In 1994 the Company refined its methodology for estimating the Company's workers' compensation liabilities by engaging an independent actuary and as a result accrued an additional $3,200,000 expense in 1994 related to prior years' claims for the Virginia Division.

- - Due to reduced production from Company mines, the Virginia Division purchased an additional 139,000 tons from unaffiliated producers during 1994
compared to 1993.   This production shortfall added approximately $3,000,000 in additional costs over the 1993 levels.

- - Depreciation expense in 1994 decreased $2,553,000 over the 1993 amount due to the write-down of certain plant and equipment in the fourth quarter of 1993.

HAMPTON DIVISION

Hampton Division recorded operating income of $4,490,000 and operating losses of $42,238,000 in 1994 and 1993, respectively.

- - Hampton's results improved due to the elimination of losses related to that portion of the Hampton Division that was closed in the second quarter of 1994. Reserves for these operating losses and shutdown costs were accrued in the fourth quarter of 1993. The operating profit in 1994 relates to a large surface mine which was operated by a contractor on the Hampton property and a $2,100,000 reversal of a workers' compensation liability recorded in December 1993 in connection with the anticipated Hampton shutdown.

- - The Hampton Division incurred unusual charges in 1993 totalling $43,158,000 related to the planned discontinuation of most of the Hampton Division's operations in the second quarter of 1994. This action was necessitated by the loss of an above-market coal supply contract in December 1993. Based on market conditions and cost structures, it was unlikely that there were operational scenarios which would have resulted in future positive cash flow had the Company continued to operate the deep mine, the preparation plant and the support facilities. The other major above-market coal supply contract associated with the Hampton Division continued to be supplied by the production from a contractor-operated surface mine on the property. The components of the shutdown costs were $8,247,000 for fixed asset writedowns, $25,653,000 related to the accrual of postretirement medical liabilities, $3,900,000 in termination costs for approximately 130 employees, $1,800,000 for reclamation and $3,558,000 for anticipated operating losses and other shutdown reserves.

CRITERION COAL COMPANY

Criterion recorded operating income of $8,094,000 and $10,289,000 in 1994 and 1993, respectively. Criterion's operating income in the second half of 1994 was hampered by a deterioration in geological conditions at certain mines.

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

NET CORPORATE EXPENSES

Net corporate expenses increased $3,685,000 in 1994 over 1993. The increase was due to $4,382,000 of expenses related to the Company's bankruptcy proceedings. $1,050,000 of the bankruptcy cost was related to legal fees, $2,332,000 was related to the settlement of non-Criterion related claims and $1,000,000 was accrued for the buyout of the Company's building lease in Philadelphia under a settlement negotiated during the bankruptcy proceedings. The Company moved to less costly office facilities during 1995. The Company also experienced higher legal costs prior to the bankruptcy proceedings, primarily related to debt restructuring negotiations. Other corporate expenses were reduced in 1994 as a result of the August 1993 workforce reduction.

WEST VIRGINIA - IDLED OPERATIONS

The Company had operating losses of $8,657,000 in 1994 and $29,779,000 (including $20,000,000 of unusual charges) in 1993. The unusual charges in 1993 represented the write-off of the partially developed Triangle Mine Complex ("Triangle"). Excluding the unusual charges in 1993, West Virginia - Idled Operations are made up of costs (principally postretirement medical and workers' compensation costs) associated with mining operations in West Virginia which had been closed in prior years.

CLEANCOAL TERMINAL COMPANY

The Company announced, during the fourth quarter of 1994, that it had reached agreement with an indirect wholly-owned subsidiary of CSX Corporation ("CSX") to release the Company from an $8,864,000 loan guarantee reflected in Long-Term Debt in the Company's Consolidated Balance Sheet in exchange for the transfer of the assets of Cleancoal and the payment of $2,500,000 to CSX. The Company was also released from related interest payments to CSX of approximately $70,000 per month. The transaction was completed in 1995. The loss of $1,882,000 related to this transaction was recognized in 1994. The Cleancoal terminal was shut down in January 1995 and the majority of its employees were laid off on January 31, 1995.

Cleancoal incurred operating losses in 1994 of $3,446,000, including the anticipated loss of $1,882,000 on the pending sale of its assets, and $126,000 in 1993. Cleancoal has an annual transloading capacity of 6,000,000 tons. In a highly competitive market, Cleancoal transloaded 1,304,000 tons and 2,511,000 tons in 1994 and 1993.

INDEPENDENT POWER OPERATIONS

The Company's Independent Power Operations, through its wholly-owned subsidiary WEI, recorded operating income of $548,000 in 1994 and incurred operating
losses of $1,195,000 in 1993.    WEI has interests in eight projects, of which
seven were operational as of December 31, 1994 and the eighth became operational in the second quarter of 1995.

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

Through December 31, 1994, the customer withheld approximately $5,856,000 of capacity purchase price payments to the ROVA Partnership because of this dispute. On October 31, 1994, the ROVA Partnership filed a complaint in the Circuit Court of the City of Richmond, Virginia to recover these amounts and to confirm that such payments may not be withheld in the future. The capacity purchase price withheld had been included in the revenues and earnings of the ROVA Partnership until a reserve was recorded as of December 31, 1994 for the full amount withheld by the customer. WEI had recognized its 50% share of the withheld payments in earnings in the second, third and fourth quarters of 1994. In the fourth quarter of 1994, WEIGs revenues were reduced by $2,928,000, representing its 50% share of the disputed amount. No earnings are being recognized by WEI for payments withheld by the customer relating to forced outage days.

GAINS ON THE SALES OF ASSETS

The Company realized gains in 1994 of $34,142,000 on the sale of the assets of Criterion and $6,988,000 on the sale of several inactive properties in West Virginia. The Company realized a

$2,000,000 gain in 1993 from the sale of a portion of its interest in the Ft. Lupton independent power project. Refer to Note 3 for details related to asset sales.

OTHER

Income tax expense in 1994 and 1993 included the provision for WRI, which is not consolidated with the Company for Federal income tax purposes, and state taxes related to the Company's other operations. Also included in 1993 was a $683,000 benefit related to the settlement of a state income tax dispute.

Inflation did not have a material impact on the Company's operations in 1994 or 1993.

Westmoreland Coal Company and Subsidiaries
FIVE-YEAR REVIEW

                                                1995           1994            1993*             1992*             1991*
CONSOLIDATED INCOME STATEMENTS
(in thousands)
Revenue -Coal  (1)                           $ 111,303       $370,166        $ 465,256         $ 536,289         $ 567,075
        -Independent Power and other            19,605          7,196            4,642             4,679             1,330
- --------------------------------------------------------------------------------------------------------------------------
         Total revenues                        130,908        377,362          469,898           540,968           568,405
Cost and expenses (2)                         (159,845)      (394,680)        (485,878)         (574,614)         (575,405)
Unusual (charges) credits (3)                  (66,623)         2,100          (79,250)             -                  -
- --------------------------------------------------------------------------------------------------------------------------

Operating income (loss)                        (95,560)       (15,218)         (95,230)          (33,646)          ( 7,000)

Gains on the sales of assets (4)                 9,088         41,130            2,000              -                 -
Interest expense                                 1,164          5,425            4,936             4,164             4,416
Interest and other income                        4,106          2,540            2,755             1,824             1,887
- --------------------------------------------------------------------------------------------------------------------------
Income (loss) from  operations before
 income taxes and minority interest            (83,530)        23,027          (95,411)          (35,986)           (9,529)
Income taxes                                     1,488          2,291            1,487             3,495             2,753
Minority interest (5)                            1,368            583              748             1,543             1,120
- --------------------------------------------------------------------------------------------------------------------------
Net income (loss)                              (86,386)        20,153          (97,646)          (41,024)          (13,402)
Less preferred stock dividends:
   Declared (6)                                  2,444          1,222            4,888             2,362               -
   In arrears (6)                                2,444          3,666              -                 -                 -
- --------------------------------------------------------------------------------------------------------------------------
Net income (loss)
 applicable to common shareholders             (91,274)        15,265         (102,534)          (43,386)          (13,402)
- --------------------------------------------------------------------------------------------------------------------------

COMMON STOCK INFORMATION
(in thousands except per share data)

Net income (loss) applicable to common
     shareholders (6)                        $  (13.11)      $   2.19        $  (14.74)        $   (5.68)        $   (1.62)
Dividends declared per common share          $     -         $    -          $     -           $     .32         $     .32
Weighted average number of common
  and common equivalent shares (7)               6,965          6,956            6,954             7,635             8,250
- --------------------------------------------------------------------------------------------------------------------------

BALANCE SHEET DATA
(in thousands)

Working capital (deficit) (8)                $ (16,111)      $ (1,481)       $  (6,839)        $  33,650         $  42,215
Net property, plant and equipment (3) (4)       59,868         89,728          146,450           204,051           193,155
Total assets                                   167,107        229,739          265,498           324,625           320,724
Total debt (9)                                   4,593         15,931           44,034            53,191            38,352
Shareholders' equity (deficit)                 (38,106)        50,724           31,790           134,477           144,279
Additions to property, plant
 and equipment                                   2,923          5,892            8,190            33,729            15,766


* Certain amounts have been reclassified to conform with current classifications.

  (1) In 1995, 1994, and 1993, the Company significantly reduced the level of activity related to selling coal in the export market and coal sourced from unaffiliated producers thus reducing revenues and costs and expenses. Coal revenues include the revenues of Cleancoal Terminal Company.

 (2) In 1992, the Company established a provision for doubtful accounts totalling $29,055,000; $20,489,000 was related to loans and a guarantee obligation on behalf of Adventure, a coal supplier that filed for bankruptcy, and $7,747,000 was established for potentially uncollectible trade receivables. In 1994 the Company reversed $2,833,000 of the trade receivable reserve into income.

 (3)     In 1995 and 1993, the Company recorded a loss on idling of   Eastern
         operations and unusual charges, respectively, related to the write-off of the carrying value of certain mining operations and coal reserves along with provisions for the termination of certain coal operations and personnel. Refer to Note 4 to the Consolidated Financial Statements for further details.

 (4) In 1995, the Company recognized a $9,088,000 gain on the sale of the assets of the Hampton Division. In 1994, the Company recognized a $34,142,000 gain on the sale of the assets of Criterion to Consol and a gain of $6,988,000 on the sale of several inactive properties in West Virginia. Refer to Note 3 to the Consolidated Financial Statements for further details on the sales of assets.

 (5) Reflects the 40% interest in Westmoreland Resources, Inc. not owned by the Company.

 (6) On July 1, 1992, the Company issued 575,000 shares of Preferred Stock previously authorized. Two quarterly dividends at (8.5% per annum) were declared in 1992, four quarterly dividends were declared in 1993, one quarterly dividend was declared in 1994 and two quarterly dividends were declared in 1995. As of December 31, 1995, there were five cumulative undeclared quarterly preferred stock dividends in arrears. Cumulative undeclared preferred dividends are deducted from net income (loss) in determining net income (loss) applicable to common shareholders. Refer to Note 13 to the Consolidated Financial Statements for further information on the Company's Capital Stock.

 (7) In July 1, 1992, the Company purchased 1,295,589 of its own shares from Penn Virginia and in December 1992 retired the shares.

 (8) The decrease in working capital from 1994 to 1995 resulted from charges incurred when the Company idled Virginia operations in the third quarter of 1995. The increase in working capital from 1993 to 1994 resulted from the Company's sale of the assets of Criterion and the subsequent repayment of the majority of its debt obligations, then classified as current liabilities. The decrease in working capital from 1992 to 1993 resulted from the reclassification of long-term debt to current, the adoption of SFAS 106 and the accruals for mine closure costs, all in 1993.

 (9) Refer to Note 7 to the Consolidated Financial Statements for information regarding the Company's debt structure.

Westmoreland Coal Company and Subsidiaries
CONSOLIDATED BALANCE SHEETS

December 31,                                                 1995         1994
- --------------------------------------------------------------------------------
                                                                (in thousands)
                                                                --------------
Assets
Current assets:
   Cash and cash equivalents                              $  11,711    $  15,453
   Receivables:
       Coal sales                                             3,024       21,333
       Notes                                                  2,295        4,946
       Other                                                  2,956        2,367
                                                          ---------    ---------
                                                              8,275       28,646
       Less allowance for doubtful accounts                   2,515        3,317
                                                          ---------    ---------
                                                              5,760       25,329
   Inventories:
       Coal                                                     645        3,554
       Mine supplies                                            134        5,050
       Other                                                    161          -
                                                          ---------    ---------
                                                                940        8,604
   Other current assets                                         921          952
                                                          ---------    ---------
       Total current assets                                  19,332       50,338
                                                          ---------    ---------

Property, plant and equipment:
       Land and mineral rights                               30,029       30,175
       Plant and equipment                                  255,149      278,400
                                                          ---------    ---------
                                                            285,178      308,575
       Less accumulated depreciation and depletion          225,310      218,847
                                                          ---------    ---------
                                                             59,868       89,728

Investment in independent power operations                   49,069       44,193
Investment in Dominion Terminal Associates (DTA)             19,326       20,375
Assets of Cleancoal Terminal Company held for sale             -           6,149
Workers' compensation bond                                    9,960        9,210
Prepaid pension cost                                          7,612        8,266
Other assets                                                  1,940        1,480
                                                          ---------    ---------

       Total Assets                                      $  167,107    $ 229,739
                                                         ==========    =========



See accompanying Summary of Significant Accounting Policies and Notes to
  Consolidated Financial Statements.

December 31,                                           1995         1994
- -------------------------------------------------------------------------
                                                        (in thousands)
                                                        --------------
Liabilities and Shareholders' Equity (Deficit)
Current liabilities:
   Current installments of long-term debt          $   1,462    $   3,561
   Accounts payable and accrued expenses:
     Trade                                             3,647        9,796
     Taxes, other than taxes on income                 3,929        6,099
     Payroll                                             451        2,668
     Workers' compensation                             5,494        5,409
     Postretirement medical costs                     10,400        8,075
       Shutdown accruals                                   -        3,078
     Other                                             7,155        8,670
                                                   ---------    ---------
                                                      32,538       47,356

   Income taxes payable                                2,905        3,963
   Deferred income taxes                                 -            500
                                                   ---------    ---------
           Total current liabilities                  35,443       51,819
                                                   ---------    ---------

Long-term debt                                         3,131       12,370
Accrual for workers' compensation                     28,130       21,771
Accrual for postretirement medical costs              73,373       36,405
Accrual for pneumoconiosis benefits                   13,871       15,004
Accrual for reclamation costs                         10,311        8,688
Other liabilities                                     15,558        7,925
Deferred income taxes                                 14,827       14,732

Minority interest                                     10,569       10,301

Commitments and contingent liabilities:

Shareholders' equity (deficit):
   Preferred stock of $1.00 par value
     Authorized 5,000,000 shares;
          Issued 575,000 shares                          575          575
   Common stock of $2.50 par value
     Authorized 20,000,000 shares;
          Issued 6,965,329 shares at 12/31/95         17,402          -
          Issued 6,957,084 shares at 12/31/94            -         17,390
   Other paid-in capital                              94,641       94,653
   Accumulated deficit                              (150,724)     (61,894)
                                                   ---------    ---------
      Total shareholders' equity (deficit)           (38,106)      50,724
                                                   ---------    ---------

      Total Liabilities and Shareholders'
           Equity (Deficit)                        $ 167,107    $ 229,739
                                                   =========    =========



See accompanying Summary of Significant Accounting Policies and Notes to
  Consolidated Financial Statements.

Westmoreland Coal Company and Subsidiaries
Consolidated Statements of Operations

Years Ended December 31,                            1995       1994*       1993*
- -----------------------------------------------------------------------------------
                                               (in thousands except per share data)
                                               ------------------------------------
Revenues:
   Coal                                         $ 111,303   $ 370,166   $ 465,256
   Independent power projects -
        equity in earnings and fees                16,968       6,362         945
   Services                                         2,637         834       3,697
                                                ---------   ---------   ---------
                                                  130,908     377,362     469,898
                                                ---------   ---------   ---------
Cost and expenses:
   Cost of coal sold                              129,353     345,430     433,074
   Depreciation, depletion and amortization        14,903      16,800      21,503
   Selling and administrative                      14,458      32,619      29,006
   Services and independent power projects -
        related expenses                            2,098       2,569       2,552
   Doubtful accounts recoveries                      (967)     (2,738)       (257)
                                                ---------   ---------   ---------
                                                  159,845     394,680     485,878
Unusual charges (credits)                          66,623      (2,100)     79,250
                                                ---------   ---------   ---------

Operating loss                                    (95,560)    (15,218)    (95,230)

Other income (expense):
   Gains on sales of assets                         9,088      41,130       2,000
   Interest expense                                (1,164)     (5,425)     (4,936)
   Interest income                                  2,600       1,198         783
   Other income                                     1,506       1,342       1,972
                                                ---------   ---------   ---------
                                                   12,030      38,245        (181)
Income (loss) before income taxes and
  minority interest                               (83,530)     23,027     (95,411)
Income taxes                                        1,488       2,291       1,487
Minority interest                                   1,368         583         748
                                                ---------   ---------   ---------
Net income (loss)                                 (86,386)     20,153     (97,646)
Less preferred stock dividends:
    Declared                                        2,444       1,222       4,888
    In arrears                                      2,444       3,666         -
                                                ---------   ---------   ---------
Net income (loss) applicable to common
  shareholders                                  $ (91,274)  $  15,265   $(102,534)
                                                =========   =========   =========

Net income (loss) per share applicable to
  common shareholders                           $  (13.11)  $    2.19   $  (14.74)
                                                =========   =========   =========

Weighted average number of common
  shares outstanding                                6,965       6,956       6,954

* Certain amounts have been reclassified to conform with current classifications.

See accompanying Summary of Significant Accounting Policies and Notes to Consolidated Financial Statements.

Westmoreland Coal Company and Subsidiaries
Consolidated Statements of Shareholders' Equity (Deficit)
Years Ended December 31, 1993, 1994 and 1995

                                           Class A
                                         Convertible                               Retained
                                         Exchangeable                              Earnings
                                          Preferred      Common        Paid-In   (Accumulated
                                            Stock        Stock         Capital      Deficit)        Total
- -----------------------------------------------------------------------------------------------------------
                                              (in thousands)
Balance at January 1, 1993                 $   575       17,386        94,807        21,709         134,477

   Net loss                                     -           -             -         (97,646)        (97,646)
   Cash dividends declared:
       Preferred stock (8.5% per annum)         -           -             -          (4,888)         (4,888)
   Other                                        -             3          (156)          -              (153)
                                           -------       ------        ------      --------         -------
Balance at December 31, 1993                   575       17,389        94,651       (80,825)         31,790

   Net income                                   -           -             -          20,153          20,153
   Cash dividends declared:
       Preferred stock                          -           -             -          (1,222)         (1,222)
   Other                                        -             1             2            -                3
                                           -------       ------        ------      --------         -------
Balance at December 31, 1994                   575       17,390        94,653       (61,894)         50,724

   Net loss                                     -           -             -         (86,386)        (86,386)
   Cash dividends declared:
       Preferred stock                          -           -             -          (2,444)         (2,444)
   Other                                        -            12           (12)         -                -
                                           -------       ------        ------      --------         -------
Balance at December 31, 1995              $    575       17,402        94,641      (150,724)        (38,106)
                                          ========       ======        ======      ========         =======



As of December 31, 1995, there were five cumulative undeclared quarterly preferred stock dividends in arrears.


See accompanying Summary of Significant Accounting Policies and Notes to Consolidated Financial Statements.

Westmoreland Coal Company and Subsidiaries
Consolidated Statements
of Cash Flows

Years Ended December 31,                              1995         1994*        1993*
- -------------------------------------------------------------------------------------
                                                            (in thousands )
Cash flows from operating activities:
Net income (loss)                                    $(86,386)   $ 20,153   $ (97,646)
 Adjustments to reconcile net income (loss) to net
   cash provided by (used in) operating activities:
    Unusual charges (credits)                          90,126       (2,100)    79,250
    Gains on sales of assets                           (9,088)     (41,130)    (2,000)
    Equity earnings from independent power projects   (12,968)      (6,450)    (3,195)
    Development fees from independent power projects   (4,000)          88      2,250
    Cash distributions from independent power
      projects - equity earnings                       10,370        1,105        395
    Depreciation, depletion and amortization           14,903       16,800     21,503
    Deferred income tax expense (benefit)                (404)         360       (854)
    Minority interest in WRIGs income                   1,368          583        748
    Changes in assets and liabilities, net of
    noncash transactions:
      Customers' accounts receivable,
         net of allowance for doubtful accounts        16,737       28,161     17,199
      Other receivables, net of allowance for
         doubtful accounts                                -           (103)       361
      Inventories                                       4,389        6,945      5,596
      Accounts payable and accrued expenses           (26,263)     (20,519)    (5,788)
      Income taxes payable                             (1,058)         869        737
      Accrual for postretirement medical costs          5,008        7,183     18,745
      Accrual for workers' compensation                  (267)         723     10,087
      Accrual for pneumoconiosis benefits              (1,133)      (2,471)    (2,047)
      Other liabilities                                  (241)         455     (5,265)
      Other                                             7,081        2,970     (7,476)
                                                     --------    ---------  ---------

  Net cash provided by (used in) operating
    activities                                          8,174       13,622     32,600
                                                     --------    ---------  ---------

Cash flows from investing activities:

   Fixed asset additions                               (2,923)      (5,892)    (8,190)
   Equity funding of independent power projects        (4,611)     (23,178)       -
  (Increase) decrease in long-term investments          3,145         (567)    (1,286)
   Purchase of Subsidiary                              (2,771)          -         -
   Hampton lease buyout                                (1,103)          -         -
   Net proceeds from sales of investments and assets   10,131       78,273      2,253
   LG&E support fee payment                              -          (4,750)       -
                                                     --------    ---------  ---------

  Net cash provided by (used in) investing
    activites                                           1,868       43,886     (7,223)
                                                     --------    ---------  ---------

Cash flows from financing activities:
   Proceeds from sale/leaseback                          -             -        3,883
   Repayment of long-term debt                        (10,240)     (28,106)    (9,346)
   Cash used to buy DTA bonds                            -         (26,560)       -
   Cash deposits to support surety bonds                 -          (8,210)    (1,000)
   Dividends paid to preferred shareholders            (2,444)      (2,444)    (4,888)
   Dividends paid and other adjustments relative
    to minority shareholders                           (1,100)      (1,000)      (360)
   Other                                                  -              3       (153)
                                                     --------    ---------  ---------

  Net cash (used in) financing
    activities                                        (13,784)     (66,317)   (11,864)
                                                     --------    ---------  ---------

  Net increase (decrease) in cash and cash
    equivalents                                        (3,742)      (8,809)    13,513
Cash and cash equivalents, beginning of year           15,453       24,262     10,749
                                                     --------    ---------  ---------
Cash and cash equivalents, end of year               $ 11,711    $  15,453  $  24,262
                                                     ========    =========  =========


Supplemental disclosures of cash flow information:

Cash paid during the year for:
  Interest                                           $  1,106    $   5,489  $   5,152
  Income taxes                                          1,432        1,115      1,642
Supplemental disclosures of non-cash investing
   and financing activities:
   Purchase of subsidiary -
      Assumption of liabilities                         2,042          -          -
   Release of loan guarantee                            8,864          -          -


*Certain amounts have been reclassified to conform with current classifications.

See accompanying Summary of Significant Accounting Policies and Notes to Consolidated Financial Statements.

Westmoreland Coal Company and Subsidiaries

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

- --------------------------------------------------------------------------------
CONSOLIDATION POLICY

The Consolidated financial statements of Westmoreland Coal Company (the "Company") include the accounts of the Company and its majority-owned subsidiaries, after elimination of intercompany balances and transactions. The Company uses the equity method of accounting for companies where its ownership is between 20% and 50% and for partnerships and joint ventures in which less than a controlling interest is held.

USE OF ESTIMATES

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses and the disclosure of contingent liabilities in order to prepare these financial statements in conformity with generally accepted accounting principles. Actual results will likely differ from those estimates.

CASH EQUIVALENTS

The Company considers all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents. All such instruments are carried at cost. Cash equivalents consists of Eurodollar time deposits, money market funds and bank repurchase agreements.

INVENTORY VALUATION

Inventories are stated at the lower of average cost or market.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are carried at cost and include expenditures for new facilities and those expenditures that substantially increase the productive lives of existing plant and equipment. Development costs of mines in the pre-operating stage are capitalized until commercial operations commence. Maintenance and repair costs are expensed as incurred. Mineral rights are depleted based upon estimated recoverable reserves. Plant and equipment are depreciated straight-line over the assets' estimated useful lives, ranging from 3 to 40 years. The Company assesses the carrying value of its property, plant and equipment for impairment by comparing estimated undiscounted cash flows expected to be generated from such assets with their net book value. If net book value exceeds estimated cash flows, the asset is written down to fair value. When an asset is retired or sold, its cost and related accumulated depreciation and depletion are removed from the accounts. The difference between unamortized cost and proceeds on disposition is recorded as a gain or loss. Fully depreciated plant and equipment still in use are not eliminated from the accounts.

INDEPENDENT POWER DEVELOPMENT

Costs incurred during the development process of independent power projects are expensed in the period incurred until certain events, including the execution of certain contracts, which are critical to a project's construction and operation, have occured. After these events have taken place, all subsequent costs are capitalized. At the time when non-recourse bank financing has been obtained, costs previously expensed by the Company, to the extent reimbursed, are reported as development fee income. All other income generated in connection with a project's development is deferred until the project achieves commercial operation, the required equity funding commitment is made, and the conversion of the loan from a construction loan to a term loan is completed.

WORKERS' COMPENSATION AND PNEUMOCONIOSIS BENEFIT LIABILITIES

The Company is self-insured for workers' compensation claims and federal and state pneumoconiosis benefits for current and former employees.

The liability for workers' compensation claims is an actuarially determined estimate of the ultimate losses incurred on such claims based on the Company's experience, and includes a provision for incurred but not reported losses. Adjustments to the probable ultimate liability are made continually based on subsequent developments and experience and are included in operations as incurred.

The Company accrues for the projected costs of pneumoconiosis benefits, on an actuarial basis, over the service period of its mining employees. An independent trust has been established to fund these benefits.

POST RETIREMENT BENEFITS OTHER THAN PENSIONS

The Company accounts for health care and life insurance benefits provided to certain retired employees and their dependents by accruing the cost of such benefits over the service lives of employees. The Company is amortizing its transition obligation, for past service costs relating to these benefits, over twenty years. For union employees who retired prior to 1976, the Company provides similar medical and life insurance benefits by making payments to a multiemployer union trust fund. The Company expenses such payments when made.

COAL REVENUES

The Company recognizes coal sales revenue at the time title passes to the customer. The Company also records as revenue amounts received from coal related activities, such as proceeds from coal contract buy-outs and coal option payments. Coal revenues include the sale of mined coal and sales of coal produced by unaffiliated mining companies where the Company is a sales agent or broker. The Company recognizes revenue of the coal sold for unaffiliated companies since the Company assumes the credit risk for the sale, performs other services such as invoicing, quality control and shipment monitoring, and in most cases takes title to the coal. Coal revenues pertaining to coal sold for other companies amounted to $5,959,000, $83,196,000, $157,788,000 in 1995, 1994, and 1993, respectively.

RECLAMATION

Reclamation costs at active sites are accrued over the expected mine life using the units of production method based on recoverable reserves and environmental and regulatory requirements. If a mine shuts down prior to the expected mine life, the Company accrues the remaining reclamation obligation at the time of shutdown. Estimates are periodically reviewed and adjustments are made in accruals to provide for expected future costs.

INCOME TAXES

The Company accounts for deferred income taxes using the asset and liability method. Deferred tax liabilities and assets are recognized for the expected future tax consequences of events that have been reflected in the Company's financial statements based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities, using enacted tax rates in effect in the years in which the differences are expected to reverse.

NET INCOME (LOSS) PER SHARE APPLICABLE TO COMMON SHAREHOLDERS

Declared and undeclared cumulative preferred dividends are deducted from net income in determining net income (loss) applicable to common shareholders.

Net income (loss) per share applicable to common shareholders is computed by dividing net income (loss) applicable to common shareholders by the weighted average number of shares of common stock and common stock equivalents outstanding during the year. Common stock equivalents are not included in the calculation when they would have an anti-dilutive effect on income (loss) per share.

Westmoreland Coal Company and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1995, 1994 and 1993
- --------------------------------------------------------------------------------

1. NATURE OF OPERATIONS

The Company is engaged in the production and sale of coal and owns interests in cogeneration and other non-regulated independent power plants, principally within the United States.

The Company incurred a net loss of $86,386,000 and significantly curtailed its coal mining operations during 1995, and as of December 31, 1995 has a working capital and shareholders' deficit of $16,111,000 and $38,106,000, respectively. Management believes, based on its current plans and certain actions taken subsequent to December 31, 1995, the Company can meet its cash requirements throughout 1996. In order to improve the Company's liquidity, management may re-commence mining, on a contract basis, at its Virginia Division, sell certain assets, and reduce or defer certain postretirement medical, workers' compensation and related payments due in 1996. If these actions are not implemented in the time frame and to the extent management contemplates, the Company could experience liquidity problems during 1996. The Company's long term viability is ultimately dependent on acquiring or developing additional profitable operations.

The Company and several of its subsidiaries filed petitions under Chapter 11 of the Federal Bankruptcy Code on November 8, 1994 seeking the confirmation of a so-called "prepackaged" plan of reorganization (the "Plan of Reorganization").

The Plan of Reorganization was premised on consummating the sale of certain assets in order to realize sufficient funds to satisfy $39,250,000 of the Company's debt obligations which matured on November 8, 1994 and to satisfy $23,178,000 of equity funding commitments of Westmoreland Energy, Inc.("WEI") which were due December 30, 1994.

The Company proceeded to complete the sale of certain assets on December 22, 1994 and paid in full its maturing debt obligations of $39,250,000, at which time it emerged from bankruptcy.

2.  ACQUISITIONS

The Corona Group

On October 31, 1995, WEI, through its newly formed subsidiary, Westmoreland-Corona, Inc., completed the purchase of The Corona Group Inc. ("Corona"). Corona and its subsidiaries offer technical services and repair and maintenance services to the power generating industry, including utilities, cogeneration facilities and independent power producers.

Corona was acquired for $2,771,000 in cash plus the assumption of $2,042,000 in notes payable and other liabilities, in exchange for 100% of Corona's stock. The acquisition was accounted for using the purchase method. The transaction resulted in goodwill of $790,000 which is being amortized straight-line over a period of fifteen years. The Company's 1995 financial statements include results of operations from Corona for the period from November 1, 1995 to December 31, 1995.

3.   DISPOSITIONS

Cleancoal Terminal Company

In September 1995, the Company completed the sale of Cleancoal Terminal Company ("Cleancoal"). In exchange for the assets of the unprofitable Cleancoal operations and a cash payment of $2,500,000, the Company was released from its $8,864,000 loan guarantee obligation on behalf of Adventure Resources to the purchaser, as well as the guarantee of related interest payments of approximately $70,000 per month. In anticipation of the pending sale, the Company had recognized a loss of $1,882,000 in the fourth quarter of 1994, closed Cleancoal in January 1995 and laid off the majority of the Cleancoal employees on January 31, 1995.

Hampton Division

In January 1995, the Company sold the assets of its Hampton Division to an unrelated party and sold the Hampton Division mineral lease to the lessor for $9,045,000. The net proceeds to the Company, after the buy out of a related capital lease, were approximately $7,376,000. The Company recorded a gain on the disposal of $9,088,000 in 1995, after the reversal of certain liabilities, including the reclamation and environmental liabilities associated with the Hampton Division which were assumed by the purchasers in the transaction. See Note 4 for information relating to the shutdown of the Hampton Division.

The revenues, costs and earnings of the Hampton Division for 1994 and 1993 are summarized below:

                                          1994                1993
                                        ----------------------------
                                               (in thousands)
                                               --------------
    Revenues                            $ 33,636            $ 53,874
    Costs and expenses                    31,246              52,954
    Unusual credits (charges)              2,100             (43,158)
                                        ----------------------------
    Operating income (loss)             $  4,490            $(42,238)
                                        ============================

Criterion

In the fourth quarter 1994, the Company sold the assets of its subsidiary Criterion for cash proceeds of $74,375,000 (net of related cash expenses of $4,165,000) and realized a gain on the transaction of $34,142,000.

West Virginia - Idled Operations

In the fourth quarter of 1994, the Company sold several inactive properties in the West Virginia Division for cash proceeds of $3,800,000 and the transfer of reclamation liabilities related to the purchase, resulting in a gain of $6,988,000. These properties had not been in operation since the mid-1980's.

4. UNUSUAL CHARGES

Virginia Division

In the third quarter of 1995, the Company incurred $66,600,000   in unusual
charges associated with the cessation of mining activities at the Pine Branch and the Virginia Division properties. Included in these charges were a postretirement benefit cost curtailment charge of $34,285,000, a potential UMWA pension withdrawal liability of $19,800,000, an impairment of fixed assets of $18,900,000, severance and early retirement costs of $8,600,000 and other costs totalling approximately $5,500,000. These charges were partially offset by a $23,500,000 gain realized from the settlement of a coal purchase agreement with the Virginia Division's major coal customer.

Idling of the Virginia Division resulted in the termination of 706 employees. There are 44 employees remaining that are currently involved in maintaining the properties on a standby status. Of those who were terminated, 600 were UMWA employees involved in all aspects of mining operations. The remaining 106 employees were salaried and supervisory personnel.

In addition, the Virginia Division recorded $16,092,000 in unusual charges in 1993 related to the closure of the Wentz mine and preparation plant complex, a write-off of an undeveloped block of reserves, and a write-off related to certain other assets.

Hampton Division

In 1994, the Company reversed $2,100,000 of the reserves established in 1993 for workers' compensation liabilities based upon the results of an actuarial analysis.

In 1993, the Company recorded unusual charges of $43,158,000 related to the anticipated shutdown of the majority of the Hampton Division operations in the second quarter of 1994. These charges include a write-down of the fixed assets, an accrual related to the postretirement medical liabilities, termination costs, a reclamation accrual, and other shutdown reserves. The Company calculated and recorded these charges in 1993 anticipating termination of approximately 130 employees. There were 127 employees of the Hampton Division who were terminated when the shutdown occured in 1994.

West Virginia

In 1993, the Company recorded $20,000,000 in unusual charges for the write-off of a partially developed property which was subsequently sold in 1994. All reclamation and environmental liabilities were transferred as part of the sales transaction.

Accruals for the above unusual charges as they relate to the Virginia Division, incurred and included in the balance sheet of the Company as of December 31, 1995 are as follows (in thousands):


                                Liabilities      Idling                  Liabilities
                                  prior to      related       Amounts    at December
                                   idling       charges        Paid      31, 1995
- -----------------------------------------------------------------------------------
Post retirement medical benefits   $17,050       34,200         (a)         (a)
Termination benefits and
    other severance costs             -          28,400       (5,000)      23,400

Other liabilities arising
    from the idling of
    operations, including
    amounts for remediation
    activities                       7,209        5,479       (3,000)       9,688
                                   -------       ------       ------       ------

                                    24,259       68,079       (8,000)      33,088
                                   =======       ======       ======
Current portion of
    idling costs                                                           (3,600)
                                                                          -------
    Long term portion of
        idling costs                                                      $29,488
                                                                          =======



(a) Certain liabilities related to the idling of operations are for post retirement benefits which are actuarily determined on a company-wide basis. Accordingly, amounts paid and remaining liabilities for these items as they relate to the idling of the Virginia Division cannot be specifically identified.

5.  WESTMORELAND ENERGY, INC.

Westmoreland Energy, Inc., ("WEI"), a wholly owned subsidiary of the Company, holds general and limited partner interests in partnerships which were formed to develop and own cogeneration and other non-regulated independent power plants. Equity interests in these partnerships range from 1.25 percent to 50 percent. WEI has interests in eight operating projects as listed and described in the Project Status Summary below. The lenders to these partnerships have recourse only against these projects and the income and revenues therefrom.
The debt agreements contain various restrictive covenants including restrictions on making cash distributions to the partners, with which the partnerships are in compliance. The type of restrictions on making cash distributions to the partners vary from one project lender to another.

PROJECT STATUS SUMMARY

Project                                                                                             Roanoke       Roanoke
        Ft.  Drum     Altavista     Hopewell       Southampton     Ft. Lupton       Rensselaer      Valley I      Valley II
- -----------------------------------------------------------------------------------------------------------------------------
Location
        Watertown,NY  Altavista,VA  Hopewell,VA    Southampton,VA  Ft. Lupton,CO    Rensselaer,NY   Weldon,NC     Weldon,NC
- -----------------------------------------------------------------------------------------------------------------------------
Status
        Operational   Operational   Operational    Operational     Operational      Operational     Operational   Operational
- -----------------------------------------------------------------------------------------------------------------------------
Gross Megawatt Capacity
        55.5 MW       70 MW         70 MW          70 MW           290 MW           81 MW           180 MW        50 MW
- -----------------------------------------------------------------------------------------------------------------------------
WEI Equity Ownership
        1.25%         30.0%         30.0%          30.0%           4.49%            50.0%           50.0%         50.0%
- -----------------------------------------------------------------------------------------------------------------------------
Electricity  Purchaser
        Niagara       Virginia      Virginia       Virignia        Public Service   Niagara         Virginia      Virginia
        Mohawk        Power         Power          Power           of CO.           Mohawk          Power         Power
- -----------------------------------------------------------------------------------------------------------------------------
Steam Host
        US Army       The Lane      Firestone Tire Hercules, Inc.  Rocky Mtn        BASF            Patch         Patch
                      Company, Inc  & Rubber Co.                   Produce, Ltd                     Rubber, Co.   Rubber, Co.
- -----------------------------------------------------------------------------------------------------------------------------
Fuel Type
        Coal          Coal          Coal           Coal            Natural Gas      Natural Gas     Coal          Coal
- -----------------------------------------------------------------------------------------------------------------------------
Fuel  Supplier
        Cyprus Amex   Westmoreland  United Coal    United Coal     Thermo           Western Gas     TECO Coal     TECO Coal
        Coal Co.      Coal Co.      Company        Company         Fuels, Inc.      Marketing, Ltd  CONSOL        CONSOL
- -----------------------------------------------------------------------------------------------------------------------------
Commercial  Operations Date
        1989          1992          1992           1992            1994             1994            1994          1995
- -----------------------------------------------------------------------------------------------------------------------------

The following is a summary of aggregated financial information for all investments owned by WEI and accounted for under the equity method:

BALANCE SHEET (in thousands)
                                            Dec. 31, 1995   Dec. 31,1994
                                            -------------   ------------
ASSETS
  Current assets                              $ 110,763      $  94,946
  Property, plant and equipment, net            714,760        727,597
  Other assets                                   72,422         66,849
                                              ---------      ---------
  Total assets                                $ 897,945      $ 889,392
                                              =========      =========
LIABILITIES & EQUITY
  Current liabilities                         $  61,615      $  35,798
  Long-term debt
   and other liabilities                        702,778        729,451
  Equity                                        133,552        124,143
                                              ---------      ---------
  Total liabilities & equity                  $ 897,945      $ 889,392
                                              =========      =========

WEI's share of equity                         $  40,271      $  38,981
Restricted cash                                   8,000          4,065
Acquisition cost in excess of
  fair market value of assets
  acquired, net of amortization                   1,107          1,147
Other, net                                         (309)          -
                                              ---------      ---------
WEI's investment in
  Independent power operations                   49,069         44,193
                                              =========      =========

The acquisition cost in excess of fair market value of assets acquired is being amortized straight-line over the term of the power contract for the related project.

INCOME STATEMENT  (in thousands)

                               For years ended December 31,
                               ----------------------------
                                1995        1994       1993
                                ----        ----       ----
Revenues                    $ 237,693   $ 186,979   $110,199
Operating income              130,192      81,650     48,921
Net income                     39,416      25,259     16,624
WEI's share of
  equity earnings              12,968       6,670      3,195
                              ------------------------------

WEI performs project development and venture and asset management services for the partnerships and has recognized related revenues and income of $454,000, $712,000 and $363,000 for the years ended December 31, 1995, 1994 and 1993, respectively. These management fees are recorded as revenues when the service is performed. WEI receives development fees from certain projects.
Recognition of these fees as income is deferred until the related project achieves commercial operation, the required equity funding commitment is made and the conversion of the loan from a construction loan to a term loan is completed. WEI had no deferred fees at the end of 1995 and deferred fees of $4,000,000 at December 31, 1994. Deferred fees of $4,000,000 were recognized in
1995.   No deferred fees were recognized in 1994 or 1993.

Equity Support Agreement

On April 15, 1993, the Company entered into an equity support agreement with LG&E Power Inc. ("LG&E") whereby WEI's equity funding commitments of the ROVA I, Rensselaer and ROVA II projects were guaranteed by LG&E. As consideration for these guarantees, the Company had pledged its interest in all three of these projects as security to LG&E. WEI's ownership interest in the Rensselaer, ROVA I and ROVA II projects continued to be pledged to LG&E until the ROVA II project equity funding commitments was satisfied. That funding commitment, in the amount of $4,600,000, was made in October 1995, thus ending the equity support agreement. The Company paid fees of 1.25 percent per annum on the aggregate amount of the guarantees and a fee of $4,750,000. These fees were being amortized through the required equity funding dates of the respective projects. Such amortization expense was $425,000 in 1995, $2,957,000 in 1994, and $2,459,000 in 1993.

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

On July 7, 1994, the FERC issued an order (1) denying the application of the Southampton Partnership for a waiver of the FERC's QF operating standard in 1992 with respect to the Southampton Project and (2) directing the Southampton Partnership to show cause why it should not be required to file rate schedules with the FERC governing its 1992 electricity sales for resale to Virginia Power. In 1994 the Southampton Project established a reserve for the anticipated refund obligations relating to this issue. On August 9, 1994, the Southampton Partnership filed a request for rehearing of FERC's order or, alternatively, a motion for reconsideration. If the FERC were to deny the requested waiver on rehearing and to determine that the Southampton Partnership had been a "public utility" in 1992, then the Southampton Partnership's 1992 actions could be subject to regulation under the Federal Power Act and state laws and regulations; two other cogeneration projects in which the Company holds ownership interests could also be subject to such regulation; the Company and certain of its subsidiaries could become subject to regulation for 1992 under the Public Utility Holding Company Act; and defaults might be created under certain existing agreements. No assurance can be provided as to the timing of the FERC's decision or the outcome. The Company believes that a denial by FERC of a waiver for the Southampton facility would not have a material adverse effect on the financial condition, operations or liquidity of the Company.

ROVA I Project - WEI owns a 50% partnership interest in Westmoreland-LG&E Partners (the "ROVA Partnership"). The ROVA Partnership's principal customer contracted to purchase the electricity generated by ROVA I under a long-term contract. In the second quarter of 1994, that customer disputed the ROVA Partnership's interpretation of the provisions of the contract dealing with the payment of the capacity purchase price when the facility experiences a forced outage day. A forced outage day is a day when ROVA I experiences an interruption in the facility's ability to generate electrical output. The ROVA Partnership believes that the customer is required to pay the ROVA Partnership the full capacity purchase price unless forced outage days exceed a contractually stated allowed annual number. The customer asserts that it is not required to do so.

Through December 31, 1995, the customer withheld approximately $8,500,000 of capacity purchase price payments to the ROVA Partnership because of this dispute. The customer has withheld an additional $203,000 from the ROVA Partnership through March 4, 1996. On October 31, 1994, the ROVA Partnership filed a complaint in the Circuit Court of the City of Richmond, Virginia to recover these amounts and to confirm that such payments may not be withheld in the future. On December 12, 1994 the customer filed a motion to dismiss the complaint and on March 17, 1995 the Court granted this motion. The ROVA Partnership filed an amended complaint on April 17, 1995. On April 27, 1995 the customer filed another motion to dismiss the complaint. On August 23, 1995 the Court denied the customer's motion to dismiss and set a trial date of March 25, 1996. The customer filed two motions for a summary judgement. The court denied the customer's first motion for summary judgement on January 30, 1996; however, the customer filed a second summary judgement motion on March 1, 1996. On March 18, 1996 the Court granted the customer's second summary judgement motion and effectively dismissed the complaint. The ROVA Partnership is evaluating its options, including possible appeal of the Court's decision granting summary judgement. The capacity purchase price withheld had been included in the revenues and earnings of the ROVA Partnership until a reserve was recorded as of December 31, 1994 for the full amount withheld by the customer. WEI had recognized its 50% share of the withheld payments in earnings in the second, third and fourth quarters of 1994. In the fourth quarter of 1994, WEIGs revenues were reduced by $2,928,000, representing its 50% share of the disputed amount. No earnings were recognized by WEI in 1995 for payments withheld by the customer relating to forced outage days.


6.  WESTMORELAND TERMINAL COMPANY

Westmoreland Terminal Company ("WTC"), a wholly-owned subsidiary of the Company, has a 20% interest in Dominion Terminal Associates ("DTA"), a partnership formed for the construction and operation of a coal-storage and vessel-loading facility in Newport News, Virginia. DTA's annual throughput capacity is 22 million tons, and its ground storage capacity is 1.7 million tons.

The Company currently leases the terminal's ground storage space and vessel-loading facilities to certain unaffiliated parties. Historically, the Company utilized the terminal for most of its coal exporting business. In 1994, the Company discontinued export sales.

WTC and the Company have a joint and several obligation for interest and principal obligations with respect to its share of certain DTA bonds ($26,560,000 principal balance at December 31, 1995 and 1994). These obligations were supported by a letter of credit on which the Company was the ultimate obligor.

In 1994, the Company was in violation of certain covenant requirements in connection with the DTA letter of credit. As a result, on June 9, 1994 the DTA
letter of credit was drawn.    The proceeds of the draw were used to purchase
$26,560,000 (par value) of DTA bonds. The Company repaid the amounts drawn under the DTA letter of credit on December 22, 1994. The $26,560,000 of DTA bonds are now owned by WTC and have been accounted for as an increase in the investment in DTA.

The following is a summary of financial information for DTA:

BALANCE SHEET

December 31,                         1995           1994
- ----------------------------------------------------------
                                        (in thousands)
ASSETS
  Current assets                   $  4,964       $  5,334
  Non-current assets                 97,262        101,568
  --------------------------------------------------------
  Total assets                     $102,226       $106,902
  --------------------------------------------------------

LIABILITIES AND PARTNERS' DEFICIT
  Current liabilities              $  3,756       $  1,580
  Long-term debt
   and other liabilities            117,177        117,777
  Partners' deficit                 (18,707)       (12,455)
  --------------------------------------------------------
  Total liabilities
   & partners' deficit             $102,226       $106,902
  --------------------------------------------------------

WTC's share
  of partners' deficit             $( 8,604)      $ (7,615)
DTA Bonds                            26,560         26,560
Goodwill, net of amortization         1,370          1,430
                                   --------       --------

Investment in DTA                    19,326         20,375
                                   ========       ========


The Company is amortizing the goodwill using the straight-line method over 30 years.

INCOME STATEMENTS

For the Years ended December 31,         1995      1994       1993
- -------------------------------------------------------------------
                                              (in thousands)
Contribution from Partners            $ 17,922  $ 15,946   $ 18,592
Operating expenses                      20,035    19,425     19,176
Excess of expenses over
 partners' contributions                (4,660)   (4,208)    (1,685)

WTC's share of
  net loss                            $   (989) $   (214)  $   (545)
- -------------------------------------------------------------------

The Company actively markets its 20% share of the terminal's facilities. Accordingly, the Company's share of net income represents the revenue received and expenses incurred resulting from the utilization of the Company's share of the terminal's coal-storage and vessel loading operations.

The DTA partners have a Throughput and Handling Agreement whereby WTC is committed to fund its proportionate share of DTA's operating expenses. WTC's total cash funding obligations, were $2,282,000, $2,991,000, and $3,129,000 for 1995, 1994 and 1993, respectively.

7.  DEBT

The Company's total debt is summarized in the following tables:

December 31,                                    1995       1994
- ----------------------------------------------------------------
                                                 (in thousands)
 Capital lease obligations payable in
   installments through 1997 with varying
   interest rates ranging from 7% to 14%      $ 1,261    $ 4,666

 WEI:
 Notes Payable (unsecured) - payable to
   former Corona Shareholders in two
   equal installments due January 1,
   1997 and 1998 with interest
   at 7.4%                                        789        -

Bank Note (secured by Corona assets) -
   installments due through year 2000 with
   a variable interest rate (10.25% at
   December 31, 1995)                             280        -

 WRI:
    Contracts for deed and mortgage notes,
    payable with specified interest rates
    from 4% to 7% net of unamortized
    discount (1995-$329 and 1994-$385)
    maturing through 2005                       2,263      2,401

 Obligation under loan guarantee at an
    interest rate of 9.5%                          -        8,864
- -----------------------------------------------------------------
 Total debt                                      4,593     15,931
 Less current installments                       1,462      3,561
 ----------------------------------------------------------------
 Long-term portion of debt                    $  3,131   $ 12,370
 ----------------------------------------------------------------


                                                    December 31,
                                                1995         1994
                                                -----------------
                                                  (in thousands)
Current Maturities:
- -------------------
 Capital leases                                $ 1,239   $  3,423
 WEI debt                                           72         -
 WRI debt                                          151        138
                                               -------   --------

 Total current maturities                      $ 1,462   $  3,561
                                               =======   ========


Principal payments due on long-term debt, including capital leases, for the next five years and beyond are as follows:

     Year Ending                                 Amount
     ----------------------------------------------------
                                           (in thousands)
                                           -------------
     December 31, 1996                          $  1,462
     December 31, 1997                               614
     December 31, 1998                               656
     December 31, 1999                               260
     December 31, 2000                               260
     After December 31, 2000                       1,341
     ---------------------------------------------------


The contracts for deed and mortgage notes payable of WRI are secured by land and surface rights with an aggregate cost, net of amortization, of approximately $12,160,000 at December 31,1995.

8. WORKERS' COMPENSATION BENEFITS

The Company was self-insured for workers' compensation benefits through December 31, 1995. The amounts charged to expense for workers' compensation were $12,890,000, $5,108,000 and $17,204,000 for 1995, 1994 and 1993,
respectively. The cash payments for workers' compensation were $6,505,000, $6,266,000 and $6,193,000 in 1995, 1994 and 1993, respectively.

The Company is required to obtain surety bonds in connection with its self-insured workers' compensation plan. The Company's surety bond underwriter requires cash collateral for such bonding. As of December 31, 1995, $9,960,000 was deposited in the cash collateral account which is classified in Other Assets (long-term) in the Company's Consolidated Balance Sheets. Beginning in 1996 the Company is covered by insurance for new workers' compensation claims and is no longer self-insured.

9. PNEUMOCONIOSIS BENEFITS

The Company is self-insured for Federal and state pneumoconiosis benefits. Some years ago the Company created a trust with an independent trustee to fund payment of these benefits and uses an actuarial method of providing for the cost of projected benefits to current and former employees based on existing and estimated future claims. The discount rates used for 1995 and 1994 were 7.0% and 7.5%, respectively.

The following table sets forth the plan's status:

December 31,                                          1995      1994
- ---------------------------------------------------------------------
Actuarial present value of benefit obligation:
   Terminated employees                             $21,100   $ 5,600
   Claimants                                         21,000    17,400
   Active employees                                    -       11,600
                                                    -------   -------

Total present value of benefit obligation            42,100    34,600

Plan assets at fair value                            42,601    39,099
                                                    -------   -------

Plan assets in excess of projected benefit
   obligation                                           501     4,499
Unrecognized net gain                               (14,372)  (19,503)
                                                    -------   -------

Liabilities recorded by the Company for
   pneumoconiosis benefits                          $13,871   $15,004
                                                    =======   =======

Based on actuarial data, the Company credited to earnings $1,133,000, $2,471,000 and $2,047,000, in 1995, 1994 and 1993, respectively, representing primarily the amortization of the unrecognized net gain.

10. POSTRETIREMENT MEDICAL AND LIFE INSURANCE BENEFITS

Single-Employer Plans

The Company and its subsidiaries provide certain health care and life insurance benefits for retired employees and their dependents. Substantially all of the Company's current employees (unionized and non-unionized) may become eligible for these benefits if certain age and service requirements are met at the time of termination or retirement as specified in the plan agreement. These benefits are provided through self-insured programs.

In 1990, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions" ("SFAS 106"). Under this standard the cost of postretirement benefits other than pensions must be recognized on an accrual basis as employees perform services rather than the "pay-as-you-go" basis.

The Company adopted SFAS 106 effective January 1, 1993 and elected to amortize its unrecognized, unfunded accumulated postretirement benefit obligation over a 20-year period. The Company expensed $15,259,000, $16,726,000, and $18,138,000 for SFAS 106 in 1995, 1994 and 1993, respectively. This accounting standard does not change the cash requirements for funding these benefits. Cash payments for medical and life insurance benefits were $9,722,000, $7,775,000 and $7,604,000 in 1995, 1994 and 1993, respectively.

During 1995, as a result of the events described in Note 4, the number of employees and employees accumulating benefits under the plan, has been reduced significantly. The impact of these events has been accounted for as a plan curtailment, and accordingly, the Company recognized a loss of $34,285,000 which has been included as a component of unusual charges.

The following table sets forth the actuarial present value of benefit obligation and amounts recognized in the Company's financial statements:

                                                         December 31,
                                                         ------------
                                                        (in thousands)
                                                       1995       1994
                                                       ----       ----
Accumulated postretirement benefit obligation:
  Current retirees and beneficiaries               $(162,059)   $(91,766)
  Fully eligible active plan participants                (44)    (30,816)
  Other active plan participants                        (375)     (8,374)
- ------------------------------------------------------------------------
  Total accumulated benefit obligation              (162,478)   (130,956)
Unrecognized net transition obligation                69,704      93,717
Unrecognized net loss or (gain)                       14,937        (775)
- ------------------------------------------------------------------------
Accrued postretirement benefit cost                $ (77,837)   $(38,014)
========================================================================

The health care cost trend rate assumed ranges from 7.5% in 1996 to 5% by the year 2001. Increasing the assumed health care cost trend rate by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1995 by $17,700,000 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1995 by $1,200,000.

The discount rate used in determining the accumulated postretirement benefit was 7.0% and 8.50% at December 31, 1995 and 1994, respectively.

The components of net periodic postretirement benefit cost are as follows:

                                                December 31,
                                                ------------
                                               (in thousands)
                                           1995      1994    1993
                                           ----      ----    ----
Service cost of benefits earned         $   253  $    689  $ 1,271
Interest cost on projected
  benefit obligation                     10,375    10,517   10,555
Net amortization and deferral             4,631     5,520    6,312
- ------------------------------------------------------------------
Net periodic postretirement
  benefit cost                          $15,259  $16,726   $18,138
==================================================================

Multiemployer Plans

The Company makes payments into the UMWA Benefit Trust Funds (the "Funds"), which are multiemployer health plans neither controlled nor administered by the Company. These Funds are designed to pay benefits to the Company's UMWA employees who retired prior to

1976 and to the Company's pro-rata assigned share of UMWA retirees whose companies are no longer in business. Prior to February 1993, the amount paid by the Company was based on hours worked or tons processed (depending on the source of the coal) in accordance with the National Contract with the UMWA. Beginning February 1993 the Company is required by the Coal Industry Retiree Health Benefit Act of 1992 to make monthly premium payments into the Funds. These payments are based on the number of beneficiaries assigned to the Company. The net present value of the Company's future cash payments is estimated to be $53,918,000. The amounts of the cash payments into the Funds were $5,368,000, $6,072,000 and $3,827,000 in 1995, 1994 and 1993,
respectively. Included in the 1995 amount were cash payments of $570,000 that were charged against an accrual established in 1993 for the Hampton Division shutdown. Excluding the Hampton shutdown accrual the amounts expensed by the Company amounted to $4,798,000, $4,327,000, and $4,937,000 in 1995, 1994 and
1993, respectively. Refer to Note 4 for further information regarding the Hampton shutdown.

In addition, employees terminated due to layoffs may be eligible for health care, life insurance and certain other benefits for a period of up to 24 months. The Company charges against earnings an estimate of all these future costs associated with such employees in the month of layoff.

11. RETIREMENT PLANS

The Company and its subsidiaries have a non-contributory defined benefit pension plan covering non-union employees. Benefits are based on years of service and the employee's average annual compensation for the highest five continuous years of employment as specified in the plan agreement. The Company's funding policy is to contribute annually the minimum amount prescribed, as specified by applicable regulations. Prior service costs and actuarial gains are amortized over plan participants' expected future service using the straight-line method. The transition asset is amortized over twenty years with seventeen years remaining. Pension income amounted to $2,439,000, $1,862,000, and $1,682,000 in 1995, 1994 and 1993, respectively.

The following table sets forth the funded status of the Company's plan and the amounts recognized in the Company's financial statements:

 December 31,                                      1995        1994
- ---------------------------------------------------------------------
                                                    (in thousands)
                                                    --------------
Actuarial present value of benefit obligations:
Total vested and accumulated benefit
  obligations                                   $ (59,282)  $ (47,254)
- ---------------------------------------------------------------------
Projected benefit obligation                      (60,325)    (53,416)
Plan assets at fair value, primarily listed
  stocks and fixed income investments              83,917      76,316
- ---------------------------------------------------------------------

Plan assets in excess of projected benefit
  obligation                                       23,592      22,900
Unrecognized transition asset                      (2,477)     (3,120)
Unrecognized prior service cost                       351       2,806
Unrecognized net gain                             (13,854)    (14,320)
- ---------------------------------------------------------------------

Prepaid pension cost included
  in Other assets                               $   7,612   $   8,266
=====================================================================


The components of net periodic pension
  income for years ended December 31           1995       1994     1993
- ------------------------------------------------------------------------
                                                   (in thousands)
                                                   --------------
Service cost for benefits earned during
  the period                                $    516   $  1,057  $ 1,051

Interest cost on projected benefit
  obligation                                   4,307      4,488    4,609

Actual return on plan assets                 (18,286)     1,084   (8,064)

Net amortization and deferral                 11,023     (8,491)     722
- ------------------------------------------------------------------------

Net periodic pension income                 $ (2,440)  $ (1,862) $ (1,682)
=========================================================================

Projected benefits have been discounted using a rate of 7.0% and 7.25% at December 31, 1995 and 1994, respectively. The rate of increase in future compensation levels for the plan were 5.0% and 5.5% at December 31, 1995 and 1994, respectively. The expected long-term rate of return on assets was 9.0% for 1995 and 1994.

During 1995, as a result of the events described in Note 4, the number of employees, and employees accumulating benefits under the plan, has been significantly reduced. The impact of these events has been accounted for as a plan curtailment.

Effective January 1, 1992 the Company adopted the Westmoreland Coal Company Supplemental Executive Retirement Plan ("SERP"). The SERP is an unfunded non-qualified deferred compensation plan which provides benefits to certain employees that are not eligible under the Company's defined benefit pension plan due to maximum limits imposed by the Employee Retirement Income Security Act ("ERISA") and the Internal Revenue Code. SERP expense amounted to $225,000, $232,000, and $199,000 in 1995, 1994, and 1993 respectively.

The following table sets forth the plan's funded status and amounts recognized in the Company's financial statements.

December 31,                                           1995      1994
- ----------------------------------------------------------------------
                                                       (in thousands)
                                                       --------------
Actuarial present value of benefit obligations:
Accumulated benefit obligations, including vested
  benefits of $632 and $570 in 1995 and 1994,
    respectively                                     $  (999)  $  (765)
- ----------------------------------------------------------------------

Projected benefit obligation                          (1,421)   (1,042)
Unrecognized prior service cost                          926       975
Unrecognized net gain                                   (284)     (531)
Additional minimum liability                            (220)     (167)
- ----------------------------------------------------------------------

Accrued pension cost included in Other
     liabilities                                     $  (999)  $  (765)
======================================================================

The components of net periodic SERP costs
for year ended December 31,              1995     1994     1993
- ---------------------------------------------------------------
                                              (in thousands)
                                              --------------
Service cost for benefits earned
 during the period                      $   54   $   61   $  28
Interest cost on projected
 benefit obligation                         94       83      87
Net amortization and deferral               77       88      84
- ---------------------------------------------------------------

Net periodic SERP cost                  $  225   $  232   $ 199
===============================================================

Projected benefits have been discounted using a rate of 7.0% and 8.5% at December 31, 1995 and 1994, respectively. The rate of increase in future compensation levels for the plan was 5.0% for 1995 and 1994.

The Company is required under the national contract with the United Mine Workers' of America (the "UMWA") to pay amounts based on hours worked or tons processed (depending on the source of the coal) to the UMWA Retirement Funds with respect to unionized employees. These multiemployer pension plans are not controlled or administered by the Company. The amounts charged to expense, including payments made by the Company on behalf of certain contract miners, were $19,800,000, $1,021,000 and $1,190,000 for the years ended December 31,
1995, 1994 and 1993, respectively. The amount charged in 1995 to expense includes the estimated liability the Company would incur upon withdrawal from the plan. Under ERISA, as amended by the Multiemployer Pension Plan Amendment Act of 1980, a company contributing to a multiemployer plan is liable for its share of unfunded vested liabilities upon termination or withdrawal from the plan. There has been no determination by the UMWA trustees that the Company has incurred a partial or complete withdrawal.

The Board of Directors approved the establishment of a voluntary Early Retirement Incentive Program (the "Program") during the first quarter of 1995. The program was implemented in 1995 during the third quarter and is substantially completed. Senior Management and employees of WEI are not eligible to participate in this program. Participating employees who receive benefits under the Program are not eligible for benefits under the severance policies of the Company or its subsidiaries. Under ERISA, pension assets are only available to plan participants. The Company recorded a charge of $9,069,000 for benefits paid to employees participating in the program in 1995.

12. INCOME TAXES (BENEFIT)

The Company's ownership percentage in WRI is below the 80% threshold required for including WRI in the Company's consolidated income tax return. Accordingly, WRI must file stand-alone tax returns and the Company is not able to offset WRI's income with the Company's net operating loss carryforwards.

Income tax expense attributable to income (loss) before income taxes and minority interest consists of:

                                 1995           1994        1993
          -------------------------------------------------------
                                           (in thousands)
                                           --------------
          Federal:
            Current           $  1,863       $  1,177     $ 1,421
            Deferred              (334)           296        (703)
          -------------------------------------------------------
                                 1,529          1,473         718
          State:
            Current                 29            754         920
            Deferred               (70)            64        (151)
          -------------------------------------------------------
                                   (41)           818         769
          -------------------------------------------------------
          Income taxes        $  1,488       $  2,291     $ 1,487
          =======================================================

Income tax expense attributable to income (loss) before income taxes and minority interest differed from the amounts computed by applying the statutory Federal income tax rate of 34% to pretax income (loss) from continuing operations before minority interest as a result of the following:

                                     1995         1994        1993
                                   --------------------------------
                                            (in thousands)
                                            --------------
Computed tax expense (benefit)
  at statutory rate                $(28,400)   $  7,829    $(32,891)
Increase (decrease) in tax
  expense resulting from:
    Percentage depletion               (131)       (340)     (1,128)
    State income taxes, net             (70)        540         543
    Minimum tax                           -         500         600
    Net operating loss
      carryforward utilized
      for book purposes including
      change in valuation
      allowance                      30,004      (6,587)     34,881
    Other                                85         349        (518)
    ---------------------------------------------------------------
Income taxes                       $  1,488    $  2,291    $  1,487
===================================================================

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1995 and 1994 are presented below:

   DEFERRED TAX ASSETS:                           1995        1994
                                                  (in thousands)
   Net operating loss carryforwards           $  59,043    $ 55,243
   Investment tax credit carryforwards            4,500       4,500
   Operating leases capitalized for books          -          1,555
   Accounts receivable, due to allowance
     for doubtful accounts                        7,822       7,309
   Deferred income                                   18       1,360
   Plant and equipment, differences due to
    depreciation and amortization                 9,064       8,608
   Accruals for the following:
     Workers' Compensation                        9,151       9,283
     Postretirement benefit obligation           26,398      12,846
     Pneumoconiosis                               4,716       5,203
     Reclamation                                  3,506       3,069
     Other                                        3,024       5,126
     --------------------------------------------------------------
   Total gross deferred assets                  127,242     114,102
   Less valuation allowance                    (124,910)   (111,603)
   ----------------------------------------------------------------
   Net deferred tax assets                    $   2,332    $  2,499
   ================================================================

   DEFERRED TAX LIABILITIES:

   Plant and equipment, differences due to
     depreciation and amortization            $(14,376)    $(14,750)
   Prepaid Pension                              (2,547)      (2,724)
   Advanced royalties, capitalized for
     financial purposes                           (109)        (109)
   Unamortized discount on long-term debt for
     financial purposes                           (127)        (148)
   ----------------------------------------------------------------
   Total gross deferred tax liabilities        (17,159)     (17,731)
   ================================================================

   Net deferred tax liability                 $(14,827)    $(15,232)
   ================================================================

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

                                    (in thousands)
Expiration Date            Regular Tax           Minimum Tax
- ----------------           -----------           -----------
    1996                   $  24,121              $      -
    1997                       2,982                     -
    1998                       1,735                     -
    1999                       8,316                     -
    after 1999               136,503                  36,545
                           ---------              ----------

    Total                  $ 173,657              $   36,545
                           =========              ==========

The Company also has investment tax credit carryforwards of $4,500,000 which expire over the period from 1997 through 2000.

13. CAPITAL STOCK

The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock and 4,800,000 shares of Series A, Convertible, Exchangeable Preferred Stock and 200,000 shares of Series B Junior Participating Preferred Stock.

As of December 31, 1995, the Company had outstanding 6,965,328 shares of Common Stock and 575,000 shares of Series A Convertible Exchangeable Preferred Stock. The Common Stock and the Preferred Stock constitute all of the Company's voting securities.

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

The Preferred Stock may be exchanged at the option of the Company, as a whole only, on any dividend payment date commencing July 1, 1996, for 8.5% Convertible Subordinated Exchange Debentures due July 1, 2012 (the "Exchange Debenture") in a principal amount equal to $100 per share of Preferred Stock. The Exchange Debenture, if issued, will be convertible at the option of the holder at any time, unless previously redeemed, into shares of Common Stock at the then applicable conversion rate for the Preferred Stock.

Penn Virginia's voting interest in the Company was 18.95% at December 31, 1995, and 1994 and 18.96% at December 31, 1993.

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

The Company can redeem the Rights at a redemption price of $.01 per Right at any time until the tenth business day (subject to extension) after a public announcement that a 20% position has been acquired.

The Board of Directors has the flexibility to lower the 20% threshold to not less than 10% prior to the time any person or group acquires a 20% position in the Company. The Rights expire on February 11, 2003.

Preferred stock dividends at a rate of 8.5% per annum were paid quarterly from the third quarter of 1992 through the first quarter of 1994. The declaration and payment of preferred stock dividends was suspended in the second quarter of 1994 in connection with extension agreements of the Company's principal lenders. Upon the expiration of these extension agreements, the Company paid a quarterly dividend on April 1, 1995 and July 1, 1995. Pursuant to the requirements of Delaware law, the preferred stock dividend was suspended in the third quarter of 1995 as a result of recognition of losses and the subsequent shareholders' deficit. The five quarterly dividends which are in arrears (dividend payment dates July 1, 1994, October 1, 1994, January 1, 1995, October 1, 1995, and January 1, 1996) amount to $6,109,000 in the aggregate ($10.63 per preferred share). Common stock dividends may not be declared until the preferred stock dividends that are in arrears are made current.

There are statutory restrictions limiting the payment of preferred stock dividends under Delaware law, the state in which the Company is incorporated. Under Delaware law, the Company is permitted to pay preferred stock dividends only: (1) out of surplus, surplus being the amount of shareholders' equity in excess of the par value of the Company's two classes of stock; or (2) in the event there is no surplus, out of net profits for the fiscal year in which a preferred stock dividend is declared (and/or out of net profits from the preceding fiscal year), but only to the extent that shareholders' equity exceeds the par value of the preferred stock ($575,000). The Company had a shareholders' deficit at December 31, 1995 of $38,106,000.

14.    INCENTIVE STOCK OPTION AND
       STOCK APPRECIATION RIGHTS PLANS

As of December 31, 1995, the Company had options, stock appreciation rights and restricted stock outstanding from three Incentive Stock Option and Stock Appreciation Rights Plans.

The plans provide for three types of incentive awards: incentive stock options ("ISOs"), stock appreciation rights ("SARs") and restricted stock. The 1982 and 1985 Plans provide for the granting of ISOs and SARs and the 1995 Plan provides for the granting of ISOs and restricted stock. The 1985 and 1995 Plans also provide for the grant of non- qualified options, if so designated, and contains the terms specified for non-qualified options. A SAR gives the holder the right to receive, without payment to the Company, its "value" in cash. The "value" of an

SAR for this purpose will be the excess, if any, of the fair market value of one share of common stock of the Company on the date the right is exercised over the exercise price of the SAR. Restricted stock is an award payable in shares of common stock subject to forfeiture under certain conditions. ISOs granted under the Plans may not have an option price that is less than the fair market value of the stock on the date of grant. ISOs and SARs under the 1982 and 1985 Plans may not be exercised until 2 years from the date of grant as to 50% of the total number granted and as to the remaining 50% not until 3 years from the date of grant; the right to exercise ISOs and SARs terminates after 8 years from the date of grant. Under the 1995 Plan one-fourth of the ISOs granted vest in each of the next four years. The maximum number of shares of the Company's common stock and SARs that may be issued or granted under the Plans is as follows:

                          1982 Plan      1985 Plan      1995 Plan
- -----------------------------------------------------------------
Shares of common stock      200,000       400,000        350,000
Stock appreciation rights   470,000       940,000          -
- -----------------------------------------------------------------

The 1982 Plan expired on January 4, 1992, and the 1985 Plan expired on January 7, 1995. Therefore, no further ISOs or SARs may now be granted from either plan. Information for 1995, 1994 and 1993 with respect to the Plans is as follows:

                                                              Stock
                         Issue       Restricted   Option   Appreciation
                       Price Range     Stock      Shares      Rights
- -----------------------------------------------------------------------
Outstanding at
  December 31, 1992      12.63- 18.50     -      427,549      28,570
Granted on
  June 2, 1993                   8.75     -       40,000         -
Granted on
  December 8, 1993               5.75     -       65,000         -
Ceased to be
  exercisable in 1993    14.28- 18.50     -     (101,696)    (10,125)
- --------------------------------------------------------------------
Outstanding at
  December 31, 1993       5.75- 18.50     -      430,853      18,445
Granted on
  December 19, 1994              6.50     -      107,458          -
Ceased to be
  exercisable in 1994     5.75- 18.50     -     (126,456)     (3,176)
- --------------------------------------------------------------------
Outstanding at
  December 31, 1994       5.75- 18.50     -      411,855      15,269

Granted on
  December 5, 1995               2.63   5,000    255,000         -
Ceased to be exercisable
  in 1995                 5.75 -18.50     -     (120,956)    (12,503)
- --------------------------------------------------------------------
Outstanding as of
  December 31, 1995       2.63 -18.50   5,000    545,899       2,766
====================================================================

Over the periods in which the SARs become exercisable, the Company accrues as expense the amount by which the market price exceeds the various grant prices of the SARs outstanding. This is adjusted in subsequent reporting periods for increases or decreases in the market price of the stock. In 1995, 1994 and 1993 no accrual was recorded.

15.   COMMITMENTS AND CONTINGENCIES

Protection of the Environment

The Company believes its mining operations are substantially in compliance with applicable federal, state and local environmental laws and regulations, including those relating to surface mining and reclamation, and it is the policy of the Company to operate in compliance with such standards. The Company maintains compliance primarily through maintenance and monitoring activities. In 1995 the Company accrued approximately $3,400,000 against earnings in order to comply with environmental regulations applicable to its mining operations. The entire charge related to idling of the Company's Virginia Division and Pine Branch operations. The Company estimates its total liabilities for reclamation are $10,311,000, all of which have been accrued as of December 31, 1995. Actual cash paid to perform reclamation in 1995 amounted to $210,000. In 1994 the Company charged $1,245,000 to earnings which did not include a $3,135,000 credit to earnings resulting from a reversal of reclamation accruals in connection with the sales of inactive properties in West Virginia and the assets of Criterion in Kentucky. In addition, reclamation fees imposed by the Federal Surface Mining Control and Reclamation Act of 1977 (the "Surface Mining Act") amounted to approximately $1,755,000, $2,414,000 and $2,077,000 in 1995, 1994 and 1993, respectively.

In the event final reclamation is not performed in accordance with state and federal regulations, the Company has $12,000,000 and $18,000,000 of reclamation bonds in place in Montana and Virginia, respectively, that assures compliance with all applicable regulations.

Adventure Resources, Inc.

The Company has both secured and unsecured claims against Adventure Resources, Inc. ("Adventure") in the United States Bankruptcy Court for the Southern District of West Virginia. The secured claims approximate $10,000,000 and are collateralized by first and subordinated liens on certain assets of Adventure. No payments have been received on these claims to date, however, asset sales are pending and the Company is moving to foreclose on certain assets. As of December 31, 1995, all claims against Adventure have been fully reserved due to the uncertainty of collecting all or a portion of the amounts.

Lease Obligations

The Company and its subsidiaries lease coal lands from an affiliated Company and other third-parties. Under the terms of these agreements, the Company is subject to minimum annual royalties aggregating $606,000 plus real estate taxes, until the leases expire in 1998.

WRI has an agreement to lease coal reserves from the Crow Tribe of Indians which is in effect until exhaustion of the underlying reserves. This lease requires annual rentals, recoupable minimum royalty and production royalty payments. The royalty rate varies from 6% of the F.O.B. mine price to a 12.5% rate net of all production-based taxes.

Royalties and rentals charged to expense under all lease agreements, including those in effect for WRI, amounted to $5,844,000, $17,262,000 and $17,761,000 in 1995, 1994 and 1993, respectively.

The Company has operating lease commitments expiring at various dates, primarily for real property and equipment. Minimum rental obligations existing under these leases at December 31, 1995 are as follows:

                              (in thousands)
                              --------------
                       1996                  $1,732
                       1997                     988
                       1998                     526
                       1999                     355
                       2000                     274
                 After 2001                     149

16.    TRANSACTIONS WITH AFFILIATED COMPANIES

The Company leases coal lands from Penn Virginia Resources Corporation whose parent company, Penn Virginia Corporation ("Penn Virginia") holds an 18.95% voting interest in the Company at December 31, 1995. Amounts paid to Penn Virginia for royalties on coal were $5,325,000, $11,019,000 and $11,699,000 for the years ended December 31, 1995, 1994 and 1993, respectively. In 1995 the Company sold certain mineral leases back to Penn Virginia. Refer to Note 3 to the Consolidated Financial Statements for additional information regarding the sale of assets.

Westmoreland Resources, Inc., a 60% owned subsidiary, has a coal mining contract with Morrison Knudsen Company, Inc., one of its stockholders. Mining costs incurred under the contract were $15,719,000, $15,390,000 and $12,131,000 in 1995, 1994 and 1993, respectively.

17.   QUARTERLY FINANCIAL DATA (UNAUDITED)
  Summarized quarterly financial data for 1995 and 1994 are as follows:

                                          Three Months Ended
                                          ------------------
                                March 31   June 30   Sep. 30   Dec. 31
                                ---------------------------------------
                                 (in thousands except per share data)
                                --------------------------------------
1995
Revenues                        $ 45,683  $ 43,254  $ 23,780  $ 18,191
Costs and expenses                53,974    54,092    36,388    15,391
Gain on sale of assets (1)         9,088       -         -         -
Unusual (charges)credits (4)         -         -     (70,538)    3,915
Net income (loss)                  1,478   (10,443)  (82,987)    5,566
Less preferred stock
  dividends:
    Declared (2)                   1,222     1,222        -        -
    In arrears (2)                   -         -       1,222     1,222
Net income (loss) applicable
  to common shareholders             256   (10,443)  (84,209)    3,122
Net income (loss) per share
  applicable to common
  shareholders                       .04     (1.50)   (12.10)      .45
Number of common and common
  equivalent shares outstanding
  (weighted average)               6,959     6,961     6,961     6,965

- ----------------------------------------------------------------------
1994
Revenues                        $ 99,234  $108,762  $ 96,752  $ 72,614
Costs and expenses               102,696   109,361    95,838    86,785
Gain on sale of assets (1)           -         -         -      41,130
Unusual (charges) credits (4)        -         -         -       2,100
Net income (loss)                 (4,788)   (1,710)     (703)   27,354
Less preferred stock
  dividends:
    Declared (2)                   1,222       -          -        -
    In arrears (2) (3)               -       1,222     1,222     1,222
Net income (loss) applicable
  to common shareholders (3)      (6,010)   (2,932)   (1,925)   26,132
Net income (loss) per share
  applicable to common
  shareholders (3)                  (.86)     (.42)     (.28)     3.75
Number of common and common
  equivalent shares outstanding
  (weighted-average) (3)           6,955     6,955     6,956     6,956

(1) Refer to Note 3 to the Consolidated Financial Statements for information on the sale of assets.

(2) Refer to Consolidated Statements of Shareholders' Equity and Note 13 to the Consolidated Financial Statements.

(3) These amounts have been adjusted from the amounts reported in the Company's Form 10-Q filed for the second and third quarters of 1994 to reflect the cumulative undeclared preferred stock dividends.

(4) Refer to Note 4 to the Consolidated Financial Statements for information related to the unusual charges.

18.   SUPPLEMENTARY COAL STATISTICS (UNAUDITED)

Information with respect to the Company's coal reserves is as follows:

                             1995       1994       1993        1992       1991
- --------------------------------------------------------------------------------
Demonstrated coal reserve
  base at year-end
  (thousands of tons)      680,602    701,047    815,169     966,843   1,081,872
Production tonnage
  (thousands of tons)        7,784     10,923     10,463      10,405      10,121
Average price per
  ton sold                  $15.68     $23.24     $25.58      $25.25      $23.87
- --------------------------------------------------------------------------------


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

INDEPENDENT AUDITOR'S REPORT


The Board of Directors and Shareholders
Westmoreland Coal Company:

We have audited the accompanying consolidated balance sheets of Westmoreland Coal Company and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Westmoreland Coal Company and subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                                     KPMG Peat Marwick LLP

Denver, Colorado
March 25, 1996

- --------------------------------------------------------------------------------

MARKET INFORMATION ON CAPITAL STOCK


Price Range:

The following table shows the range of prices for the Common Stock and Preferred Stock of the Company on the New York Stock Exchange for the calendar quarters indicated:

                                   Closing Prices

                         Common Stock         Preferred Stock
- -----------------------------------------------------------------------
                        High       Low         High     Low
- -----------------------------------------------------------------------
1994
First Quarter           5 3/4     4 1/2       20 1/2   15 1/2
Second Quarter          5 1/8     4 1/2       16 1/4   13 7/8
Third Quarter           6 1/4     4 1/2       18 1/2   15 1/4
Fourth Quarter          7         4 1/4       17 3/4   14 1/4

1995
First Quarter           6 5/8     4 1/2       18 1/4   14 1/2
Second Quarter          5 1/4     4 3/8       14 5/8   12
Third Quarter           4 1/2     2 3/4       13 1/4    9 1/8
Fourth Quarter          3 5/8     2 1/2       10 1/8    6
- -----------------------------------------------------------------------


Approximate Number of Equity Security Holders

                                  Number of Record Holders
     Title of Class               (as of February 28, 1996)
- -----------------------------------------------------------
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

Preferred stock dividends at a rate of 8.5% per annum were paid quarterly from the third quarter of 1992 through the first quarter of 1994. The declaration and payment of preferred stock dividends was suspended in the second quarter of 1994 in connection with extension agreements of the Company's principal lenders. Upon the expiration of these extension agreements, the Company paid a quarterly dividend on April 1, 1995 and July 1, 1995. The preferred stock dividend was suspended in the third quarter of 1995 as a result of recognition of losses and the subsequent shareholders' deficit. Common stock dividend payments were not permitted under covenants contained by the Company's loan agreements from January 1993 through December 22, 1994. Further payment of common stock dividends is not permitted until the preferred stock dividends that are in arrears are made current. The five quarterly dividends which are in arrears (those dividends whose payment dates would have been July 1, 1994, October 1, 1994, January 1, 1995, October 1, 1995, and January 1, 1996) amount to $6,109,000 in the aggregate ($10.63 per preferred share).

There are statutory restrictions limiting the payment of preferred stock dividends under Delaware law, the state in which the Company is incorporated. Under Delaware law, the Company is permitted to pay preferred stock dividends only: (1) out of surplus, surplus being the amount of shareholders' equity in excess of the par value of the Company's two classes of stock; or (2) in the event there is no surplus, out of net profits for the fiscal year in which a preferred stock dividend is delcared (and/or out of net profits from the preceding fiscal year), but only to the extent that shareholders' equity exceeds the par value of the preferred stock ($575,000). The Company had a shareholders' deficit at December 31, 1995 of $38,106,000.